                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
    PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
                     FILING NO. 2 FOR THE MONTH OF MAY 2003



                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                  ---------------------------------------------
                  (Translation of Registrant's name in English)

                       4 WEIZMAN STREET, TEL AVIV, ISRAEL
                       ----------------------------------
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                             Form 20-F  X       Form 40-F ___
                                       ---

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes ___        No  X
                                               ---

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

--------------------------------------------------------------------------------

                  INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED


At the meeting of the Board of Directors of the Industrial Development Bank of Israel Limited ("Registrant") which was held on February 27, 2002, it was resolved to approve and publish the Registrant's financial statements for the year ended December 31, 2002.

The financial statements of the Registrant conform with Israeli GAAP and with the directives of the Israeli Supervisor of Banks. Such accounting policies relating to issues of measurement and to financial statement presentation may differ significantly from US GAAP reporting requirements. A summary of the significant differences between Israeli GAAP and US GAAP will be submitted by the Registrant, either as an amendment to this Form 6-K or as part of the Registrant's (Form 20-F) Annual Report.


A translation of the 2002 Annual Financial Report issued by the Registrant is included as Exhibit 1 to this Form 6-K.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   INDUSTRIAL DEVELOPMENT BANK
                                                   OF ISRAEL LIMITED

Date: May 26, 2003                                 By: /s/ Michael Warzager

                                                           Michael Warzager
                                                           General Counsel


                                                   By: /s/ Moshe Hashavia

                                                           Moshe Hashavia
                                                           General Secretary

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                               2002 ANNUAL REPORT




CONTENTS

                                                                                                        PAGE

Report of the Board of Directors for the Year 2002                                                         2


Management Review of the Financial Position and Results of Operations of the Bank                         21


Management and Board of Directors' Statement regarding their responsibility for the Annual Report         31


Financial Statements as of December 31, 2002                                                              33












--------------------------------------------------------------------------------
This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
--------------------------------------------------------------------------------

THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR THE YEAR 2002

At the meeting of the Board of Directors held on February 27, 2002, it was resolved to approve and publish the Bank's financial statements for the year ended December 31, 2002.

The financial statements are presented in accordance with the directives of the Supervisor of Banks. The data included in the financial statements is adjusted for inflation and stated in terms of NIS of December 2002.

Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities portfolio of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity problems, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002. The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter - the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will serve as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits will be equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the assets and liabilities portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment. In accordance with the Bank's understanding of the aforementioned letter of the Accountant General, in the event that the deposits of the State of Israel fall "below the total of the public's deposits plus the credit of the Bank of Israel", the State's deposits will be subordinated to the public's deposits and the credit of the Bank of Israel. This event is scheduled to occur (in accordance with the repayment schedule of the State's deposits) in 2013.

On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

- The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

- In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

- The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. On December 25, 2002, the Bank of Israel rate was lowered by 0.2% to 8.9% per annum.

- The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

- The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

In the opinion of the board of directors, had the subordination of the State's deposits with the Bank been done to the satisfaction of the Governor, the Bank of Israel would have considered that as adequate security for the extraordinary credit line and there would be no further need to place a general pledge in favor of the Bank of Israel as above.

On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of a pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Bank's asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS 51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest - 61%) in respect of its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank has reservations regarding this charge, but clarifications into this matter have not yet been completed.

As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

- Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.

- The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

- Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

For further information regarding the pledge, see Note 17 to the financial statements.

The balance of the extraordinary credit line from the Bank of Israel, including accrued interest as of December 31, 2002, is NIS 2,131 million. ON February 25, 2003, the balance was NIS 2,238 million. Since the Bank utilized the entire extraordinary credit line allocated to it, the Bank recently requested from the Governor to expand the line. To date, such expansion has not been approved by the Governor. As a result, the Bank's account with the Bank of Israel as of February 25, 2003 stands at a debit balance of NIS 40 million, in respect of which the Bank of Israel currently charges the Bank interest at an annual rate of 48%. This debit balance may increase in the event that the expanded extraordinary credit line requested by the Bank is not settled.

On November 13, 2002, the board of directors of the Bank approved the layout of the sale and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, in a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liabilities portfolio included deposits of the public, banks and the Israeli government in a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS 8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be handed over to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened. As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its assets and liabilities portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

After the board of directors received a report on the difficulties in carrying out the sale of the Bank's assets and liabilities portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the principles of a proposed "run-off" plan prepared by Zinger Barnea and Co. Ltd. and by Fahn Kanne Consultants Ltd. The components of the Run-off plan, the principles of which were adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection (in accordance with maturity dates) of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

The board of directors decided to adopt in principle the proposed run-off plan, seeing in it, under the existing circumstances, the practical alternative in selling the Bank's assets. In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the Bank Management. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities to the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. In accordance with the run-off plan and the complementary efficiency plan, the Bank will refrain from granting new credit and its activities will concentrate on collection and sale of the existing credit. The Bank plans on implementing an aggressive policy in all matters to relating to collection of problematic debts. The Bank foresees that as a result of the intensive handling of the problematic collections, there will be a significant increase in the Bank's collection costs and legal fees. As part of the run-off and efficiency plans, the Banks manpower structure will be further reduced significantly by 2003, and the number of employees of the Bank which, on the date of the publication of the report, amounted to 130, will be more than halved by the end of 2003. The reduction in manpower will result in decreased payroll costs for 2003. In addition, as a direct result of the aforementioned plans, the intention is to reduce by one-third, those operating expenses that the Bank has the flexibility to reduce over the immediate term.

Following the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2002 was NIS 1,316 million, compared with NIS 3,666 million on June 30, 2002, and NIS 4,430 million on December 31, 2001. On February 25, 2003, the balance amounted to NIS 1,066 million.

The ability of the Bank to repay its liabilities and its future operating format is conditioned on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of realizing the Bank's assets as part of the run-off plan.

Capital adequacy - as a result of the Bank's losses in 2002, there was an additional impairment in the Bank's minimum capital ratio. As of December 31, 2002, the ratio stood at 2.86%, compared with the rate of 15% set by the Bank of Israel. The minimum capital ratio set by the Supervisor of Banks according to proper banking procedure is currently 9%.

On January 14, 2002, the Bank of Israel issued an amendment to Directive No. 311 of Supervisor of Banks "Minimal Capital Ratio". The new directive changed the definitions related to second tier capital. The Bank's position is that all the second tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the existing second tier capital or part of it is not included in the second tier capital there will occur a significant reduction in the ratio of the Bank's capital to risk assets which will require a significant reduction in the risk assets of the Bank. At the beginning of 2002, the Bank requested the Bank of Israel to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto.

Cessation of dividend distribution - The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). In consideration of the issuance of these preferred shares, the Bank deposited with the Ministry of Finance perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined there), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due ("repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the directives of proper banking procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters for which the last interim financial statements were issued reflected a loss. The Bank ended the year 2001 with a loss and commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank had to obtain court approval and the approval of the Supervisor of Banks.

Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

- The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

-       Non-existence of distributable profits under the Companies Law.

- The prohibition on distribution of dividends according to the Banks articles when there are no profits, even in nominal terms.

- The prohibition on distribution of dividends according to the directives of proper banking procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

- The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear on the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. In view of all of the considerations and circumstances described above, the board of directors decided, at its meeting of February 27, 2003, to refrain from distributing any further dividend for the time being. Upon receipt of the positions of the Ministry of Finance and the Government Companies Authority, the board of directors will once again convene to discuss the matter.

The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits which also was not recorded in the financial statements.

ECONOMIC AND FINANCIAL DEVELOPMENTS

The year 2002 was characterized by the continued slowdown in the economy. According to initial estimates of the Central Bureau of Statistics, the Gross National Product decreased by 1.0% in 2002, after a similar decline in 2001. The decrease in the GNP over the past two years was influenced primarily by the crisis in the construction and tourism industries, and from the decrease in the volume of the export of goods and services. The decrease in exports derives mainly from the decrease in exports of hi-tech industries as a result of the global crisis affecting these industries. In the area of tourism, there has been a continuing decline which began with the start of the Palestinian uprising. In 2002, there was a 30% decrease in the number of tourists coming to Israel, following the 45% decrease in incoming tourism on 2001 when compared with 2000. The average rate of unemployment for 2002 was 10.4%, compared with an average rate of 9.4% for 2001 (9.9% at the end of 2001).

In 2002 the Consumer Price Index (CPI) increased by 6.5% in comparison with 1.4% in 2001. The sharp increase in prices since the beginning of the year derives mainly from the sharp devaluation of the New Israeli Shekel as a result of the reduction in interest rates at the end of December 2001, a devaluation that led to a significant increase in the prices of goods and services having a significant foreign currency component (housing, import goods, tourism, etc.).

In an effort to stop the accelerated devaluation from the end of December 2001 (following the reduction in interest for January by 2% and the continued worsening of the security situation) and the ensuing rise in prices, the Bank of Israel raised the interest rate during the first half of the year in 5 stages, by an aggregate rate of 5.3%. The Bank of Israel interest rate at the end of June 2002 stood at 9.1% per annum (an effective rate of 9.5%), compared with 3.8% (effective rate of 3.9%) at the end of December 2001. Please note that during the first four months of the year, the Bank of Israel raised the interest rate in two stages by an aggregate rate of only 0.8%. Further to the continued devaluations and the expectations for an interest rate hike, the Bank of Israel was forced, during the months of May and June, to increase the rate of interest three times by an aggregate rate of 4.5%. The aforementioned rate of 9.1% was preserved unchanged from the end of June 2002 until the end of December, at which time the interest was reduced by 0.2% to a rate of 8.9%.

Concurrent with the changes in the rate of interest by the Bank of Israel, the banks changed the Prime rate which, at the end of June 2002, stood at a rate of 10.6%. Commencing on December 25, the Prime rate in most of the banks was 10.4%, compared with a rate of 5.3% on December 31, 2001.

On December 31, 2002, the shekel/dollar exchange rate was US$1 = NIS 4.737, compared with US$1 = NIS 4.416 on December 31, 2001 - an increase of 7.3%. In 2002, the shekel devaluated sharply against the Euro, by a rate of 27.2%. Subsequent to the balance sheet date, the shekel continued its devaluation.

The monetary market was characterized by declining prices of debentures linked to the CPI and unlinked debentures. As a result, rates of return on those debentures rose significantly compared with the beginning of 2002. The average rate of return on five-year Government bonds linked to the CPI stood at 5.9%, compared with 3.4% at the end of December 2001. Five-year "Shachar" type debentures (unlinked and bearing fixed interest) traded at the end of 2002 at a rate to maturity of 10.8%.

The stock exchange was characterized by a decline in prices and in trading volumes. The "Ma'of" index decreased in 2002 at a nominal rate of 27% (32% in real terms).


DEVELOPMENT OF REVENUES AND EXPENSES

LOSS OF THE BANK - in 2002, the Bank lost an amount of NIS 431.7 million, compared with a loss of NIS 20.8 million in 2001.

The loss derived mainly from the increase in the provision for doubtful debts and from the decrease in earnings from financing activities. In addition, the results were affected by the provision in an amount of NIS 36 million in respect of the early retirement of employees of the Bank, due to the necessity for a reduction in costs and the decision to approve the run-off plan, as part of which the Bank will be required to drastically cut the number of its employees.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 81.0 million in 2002, compared with NIS 167.2 million in 2001.

The sharp decrease in profit from financing operations resulted mainly from the following:

- The decrease in the volume of credit to the public - the average balance of credit to the public in 2002 totaled NIS 5,008 million, compared with an average of NIS 5,773 million during 2001, a decrease of 13% in the average balance. The credit balance data do not include credit granted under State of Israel guarantees, the source of which comes from the deposit of the Government. The average balance of that credit in 2002 was an amount of NIS 7,232 million (compared with an average of NIS 7,119 million in 2001). This credit has a small margin and its contribution to the profit from financing activities is marginal.

- The decrease in off-balance sheet activity - concurrent with the decrease in assets, there was also a decrease in off-balance sheet activity. The balance of guarantees issued by the Bank was NIS 581 million on December 31, 2002, compared with NIS 1,183 million on December 31, 2001. There was also a significant decrease in the activity of the "transactions room", reflected in the decrease in the volume of transactions on December 31, 2002, compared with the previous year (see
        Note 22A).

- Cost of the credit line from the Bank of Israel - Commencing on August 20, 2002, the Bank needed a credit line from the Bank of Israel. The interest that was set for this credit line is significantly higher than the interest the Bank paid on the deposits which the credit line replaced. Until November 13, the Bank was charged interest at a rate of 14.1% (compared with the bank interest rate that was 9.3%). The interest rate that the Bank was charged during that period was the Bank of Israel rate plus 5%. In addition, in respect of the liquidity requirement during that period, the Bank was charged interest at a rate of 48%. The total amount of the interest that was charged at the 48% rate was NIS 3 million. The Bank appealed these interest charges but, since the matter is still being looked into, the amounts were included in the expenses of the Bank. Following November 14, 2002, the interest on the credit line was set to the Bank of Israel rate plus 3% (2.8% higher than the normal bank interest rate). In addition, the Bank was charged a commission at an annual rate of 1% of the unutilized balance of the credit line. The average balance of the credit line from the day it was granted until December 31, 2002 amounted to NIS 1,645 million. In respect of this credit line for the period August 20, 2002 through December 31, 2002, the Bank was charged interest amounting to NIS 87.5 million. This interest is NIS 27.5 million higher than the interest paid on the deposits which the credit line replaced. This additional interest obviously reduced the Bank's profit from financing activities.

- Decrease in the accrual of financing income in respect of non-income bearing debts - The total interest and linkage differentials in respect of these debts, not credited to financing income for 2002, totaled NIS 65 million, compared with NIS 25 million in 2001. The increase derives from both the increase in the volume of debts classified as non-income bearing and from the increase in the rate of inflation and the devaluation in the rate of the shekel.

THE ALLOWANCE FOR DOUBTFUL DEBTS - amounted to NIS 409.5 million in 2002 compared with NIS 126.9 million in 2001, an increase of 223%.

The specific allowance for doubtful debts in 2002 amounted to NIS 399.1 million, compared with NIS 110.5 million in 2001. The increase in the specific allowance derived from the continued economic crisis, the deep recession and the situation of the debtors. In determining the suitability of the allowance, Management based itself on a risk assessment of its credit portfolio, on the basis of information it has regarding the financial condition of its debtors, the volume of their business activity, their history of meeting obligations, and an evaluation of the security obtained from them. The expense in respect of the supplementary allowance amounted to NIS 10.4 million. Due to the decrease in the Bank's capital, which serves as the basis for the calculation of the individual debtor's debt limit and the limit of debtor groups, deviances from the limits were generated. These deviances were approved by the Bank of Israel, however, in respect of the deviances, another allowance for doubtful debts was made. This allowance was based on the capital as of September 30, 2002. As a result of the decrease in the capital of the Bank, the Bank expects there to be additional deviances from this limit, something which may lead to an increase in the supplementary allowance in respect of this component in the first quarter of 2003. The Bank intends on applying to the Bank of Israel for recognition of the second tier capital of the Bank as part of the calculation of this limit.

Comparative data on the development of the overall credit risk in respect of problematic borrowers is as follows (1) (in NIS millions):

                                                                AS OF DECEMBER 31
                                                              ---------------------
                                                                 2002         20001
                                                              -------       -------
Problematic debts
 Non income bearing                                             600.6         435.9
 Restructured (2)                                                63.6          95.4
 Designated for restructuring (3)                                17.1          32.7
 Temporarily in arrears                                         132.7          61.1
 Under special supervision (*)                                  473.5         668.6
                                                              -------       -------
Total balance sheet credit to problematic borrowers (1)       1,287.5        1293.7

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                           192.0          83.8
Debentures of problematic borrowers                               0.2           0.4
                                                              -------       -------
Overall credit risk in respect of
 problematic borrowers (1) (4)                                1,479.7       1,377.9
                                                              =======       =======

(*) Including an amount of NIS 239.0 million in respect of debts for which there is a specific allowance (December 31, 2001 - NIS 297.5).

1) Not including problematic debts that are covered by security that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2) Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3) Credit to borrowers in respect of which there is an as yet unimplemented management decision to restructure their debt.

4) As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicates an increase in the volume of debts that are classified as non-income bearing. The interest revenue in respect of those debts, which will not be included in financing income, will have a negative impact on the Bank's results of operations in the future, as long as the debts continue to be classified as non-income bearing.

OPERATING AND OTHER INCOME - this income amounted to NIS 12.4 million in 2002, compared with NIS 22.2 million in 2001. The decrease in operating income derived mainly from the losses on investments in shares and other securities, and partially also from the decrease in operating commissions.


EXPENSES IN RESPECT OF EMPLOYEE TERMINATION - Bank Management decided to take steps to sharply reduce operating costs and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the Histadrut Workers Union and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.

The financial statements include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments the Bank estimates it will have to make to the employees of the Bank, the Deputy C.E.O., C.E.O. and chairman of the board. The provision in respect of the Deputy C.E.O., C.E.O., and chairman of the board in respect of the period that Management estimates it will not need their services, amounts to NIS 3.7 million. In addition, at the beginning of 2002, a provision was made in an amount of NIS 1.4 million, as part of the reduction in the number of employees, even prior to the current crisis plaguing the Bank.

As a result of the aforementioned agreement and the additional planned reduction in staff, Management estimates that the Bank's payroll expenses for the coming years will be significantly less than its present level.


OPERATING AND OTHER EXPENSES, NOT INCLUDING THE PROVISION FOR THE SPECIAL TERMINATION AGREEMENT - amounted to NIS 85.7 million in 2002, compared with NIS
94.8 million in 2001. Payroll expenses totaled NIS 50.6 million, compared with NIS 58.7 million in 2001. In 2002, prior to the special agreement, expenses included non-recurring expenses in respect of manpower reduction in an amount of NIS 3.0 million. Excluding these expenses, the decrease in payroll expenses is bigger and derives from a decrease in the number of employees, a decrease in employee wages, and from the fact that as a result of the losses for profit tax purposes, an amount of NIS 6.7 million in respect of the payroll tax that is usually levied on a financial institution was not included.

Other operating expenses amounted to NIS 20.1 million, compared with NIS 19.4 million in 2001. In most of the components of this item there was a significant decrease. However, the total amount increased due to the increase in insurance expenses, legal fees, and consulting fees as a result of the Bank's condition.

OPERATING LOSS BEFORE TAXES - amounted to NIS 438.2 million in 2002, compared with a loss of NIS 32.3 million in 2001.

OTHER INCOME - including extraordinary income from the Israeli Treasury in connection with the payment of the dividend on preferred shares, amounted in 2002 to NIS 6.5 million, compared with NIS 15.2 million in 2001. In the second half of 2002, the extraordinary income from the Treasury in respect of the payment of the dividend was not included in this item, as a result of the decision not to distribute, for the meantime, a dividend. The balance of the dividend that was not included in income amounts to NIS 9.5 million. This balance relates only to shares that participate in income.

The net loss for 2002, which includes the income from the Treasury in respect of the perpetual deposits with the Treasury, amounted to NIS 431.7 million, compared with a net loss of NIS 20.8 million in 2001.

EFFECT OF THE DIFFERENCE BETWEEN THE "CPI FOR THE MONTH" AND THE "KNOWN CPI" ON NET PROFIT - data regarding the effect on net profit of the difference between the rate of increase during the year in the "CPI for the month" and the rate of increase in the "Known CPI", computed in accordance with the directives of the Supervisor of Banks, is presented below:

                                                                   YEAR ENDED        YEAR ENDED
                                                                   DECEMBER 31       DECEMBER 31
                                                                   2002              2001
                                                                   ------------      ------------
                                                                   NIS MILLIONS      NIS MILLIONS
                                                                   ------------      ------------
Rate of increase in "CPI for the month"                                  6.5              1.4
Rate of increase in "Known CPI"                                          6.7              1.4
                                                                      ------            -----

Difference                                                               0.2               --
                                                                      ======            =====


CALCULATION OF THE EFFECT


Reported net loss                                                     (431.7)           (20.8)
Effect of the difference between the "CPI for the month" and the "Known CPI" on profit from financing operations before
 allowance for doubtful debts                                            4.4              0.1
Related tax effect                                                        --             (0.1)
                                                                      ------            -----

Total effect on net loss of difference in indices                        4.4               --
                                                                      ------            -----

Net loss, net of the effect                                           (427.3)           (20.8)
                                                                      ======            =====


DEVELOPMENT IN BALANCE SHEET ITEMS AND CAPITAL RESOURCES

TOTAL ASSETS - as of December 31, 2002 amounted to NIS 12,510 million, compared with NIS 14,719 million as of December 31, 2001, a decrease of 15%.

TOTAL CREDIT TO THE PUBLIC - as at December 31, 2002 amounted to NIS 11,118 million compared with NIS 12,458 million as at December 31, 2001. The credit data below includes credit guaranteed by the State that was granted out of a deposit of the State in the bank, the balance of which amounted to NIS 7,058 million as at December 31, 2002 compared with NIS 7,119 million as at December 31, 2001. Net of such credit, the credit to the public amounts to NIS 4,060 million as at December 31, 2002 compared with NIS 5,339 million as at December 31, 2001, a decrease of 24.0%. This decrease is also affected by the provision for doubtful debts that was recorded in 2002. As at February 25, 2003 total credit to the public amounted to NIS 3,953 million (not including credit guaranteed by the State and granted out of the State's deposit, which as at February 25, 2003 amounts to NIS 7,293 million).

DEPOSITS OF THE PUBLIC - amounted to NIS 1,316 million on December 31, 2002, compared with NIS 4,430 million on December 31, 2001, a decrease of 70%. The balance of the public's deposits immediately prior to the publication of the financial statements amounted to NIS 1,066 million.

DEPOSITS OF THE GOVERNMENT - the balance of Government deposits as of December 31, 2002 amounted to NIS 7,860 million, compared with NIS 7,988 million on December 31, 2001. The main component of the Government deposits is foreign currency denominated deposits, which serve as the source for granting long-term loans. The balance of the Government's foreign currency deposits amounted to NIS 7,230 million on December 31, 2002, compared with NIS 7,310 million at the end of 2001.

Another component of these deposits are the CPI-linked deposits, received as part of the arrangement of the Kibbutzim. These deposits served as a source to rescheduling the debts of the kibbutzim. The balance of the Government's CPI-linked deposits as of December 31, 2002 amounted to NIS 630 million, compared with NIS 677 million as of December 31, 2001.

DEPOSITS FROM THE BANK OF ISRAEL - the balance of these deposits as of December 31, 2002 amounted to NIS 2,143 million. Of this amount, an amount of NIS 2,131 million derived from the extraordinary credit line which the Bank of Israel granted to the Bank.

The balance of the credit line, including accrued interest, on February 25, 2003 amounted to NIS 2,238 million. IN addition, the Bank's account with the Bank of Israel has a debit balance of NIS 40 million.

BANK SHAREHOLDERS' EQUITY INCLUDING NON-PARTICIPATING SHARES - amounted to NIS 621 million as of December 31, 2002, compared with NIS 1,058 million as of December 31, 2001.

ASSET AND LIABILITY MANAGEMENT POLICY AND FINANCIAL RISK MANAGEMENT POLICY

The Bank's activities as a financial intermediary for all types of financial transactions involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing financial risks is currently designed to keep the linkage basis risks and interest risks within the exposure boundaries set by the board of directors.

Implementation of this policy is deliberated by a team which includes the C.E.O. and members of the management, which usually meets on a weekly basis.

In 1997, the Bank of Israel published directives with respect to management and control of financial risks, which the Bank applies. With respect to the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the limitations set. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The report includes an updated exposure document, which makes reference to the limitations set, along with amendments thereto in accordance with resolutions passed.

Presented below is detail of the main areas of exposure, the limitations set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limitations.

LINKAGE BASE EXPOSURE - the exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base. Similar to the entire banking system, the Bank has three main linkage segments: CPI-linked; foreign currency denominated and linked; and non-linked shekel. Base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficiency levels have been set. As noted above, such limits are based on the amount of available capital.

The following table provides data on the linkage base exposure rates determined pursuant to resolutions of the Board of Directors with respect to the amount of available capital.

                                                                             FOREIGN CURRENCY
                                                                              DENOMINATED AND
                                            CPI-LINKED SECTOR                   LINKED SECTOR        NON-LINKED SHEKEL SECTOR
                                    -------------------------       -------------------------       -------------------------
                                      SURPLUS      DEFICIENCY         SURPLUS      DEFICIENCY         SURPLUS      DEFICIENCY
                                    -------------------------       -------------------------       -------------------------
Permissible rate of
 surplus/deficiency
 relative to available
 capital (%)                              100              20              25               5             100              30

The report on linkage base exposure is included in the monthly report on the Banks' activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the team headed by the CEO with the participation of members of the Management, which meets, as noted above, once a week.

During the second half of 2002, there were significant changes in the surplus/deficit of assets by linkage bases as a result of the withdrawal by the public of its deposits with the Bank. Since the Bank had to resort to a credit line from the Bank of Israel, and the credit line was granted to the Bank only in non-linked shekels, the Bank's ability to manage its assets and liabilities was severely reduced.

Presented below is detail of the excess of assets over liabilities (excess of liabilities over assets) classified by linkage segment. The data includes off-balance sheet items and is stated in NIS millions:

                                                                      FOREIGN
                                                                     CURRENCY
                             NON-LINKED          CPI-LINKED      DENOMINATED/      NON-MONETARY
                          SHEKEL SECTOR          SECTOR (*)            LINKED             ITEMS            TOTAL
                        ---------------        ------------    --------------    --------------        ---------

December 31, 2002               (186.1)              (94.1)              42.8              43.0          (194.4)
December 31, 2001                166.9                30.7                3.8              42.3           243.7


* Not including a perpetual deposit with the Treasury (2002 - NIS 815.3 million; 2001 - NIS 813.9 million).

INTEREST EXPOSURE - the interest risk derives from the effect of future changes in interest rates on the present value of the Bank's assets and liabilities. Such changes are likely to lead to erosion of the Bank's capital and profits.

In order to reduce the exposure deriving from possible interest rate fluctuations, it is the Bank's practice, mainly in the non-linked shekel segment, to coordinate, to the extent possible, the dates of interest rate changes on assets with the interest rate changes on liabilities.

Most of the assets and liabilities in the non-linked shekel segment bear variable interest. Regarding assets and liabilities at fixed interest rates, there is a limit regarding the excess of assets bearing fixed interest over fixed interest bearing liabilities.

The Bank's exposure to interest rate risks is measured by the difference in the average period to maturity in each linkage segment. As noted above, the Bank's Board of Directors sets maximum allowable differences for each linkage segment. The frequency of reporting on the compliance with such limitations is quarterly.

Furthermore, due to the sensitivity of the non-linked shekel sector, additional limitations were provided with respect to the surplus/deficiency of fixed interest assets/liabilities of an original maturity longer than three months. The report on compliance with such limitations is included in the monthly report that is submitted to the Bank's Board of Directors.

Key data regarding the average period to maturity in the different linkage segments (in years) is presented below:

                                                                                                     FOREIGN CURRENCY
                                 NON-LINKED SHEKEL SECTOR           CPI-LINKED SECTOR               DENOMINATED/LINKED
                              ----------------------------   -----------------------------   -----------------------------
                                DECEMBER 31    DECEMBER 31     DECEMBER 31     DECEMBER 31     DECEMBER 31     DECEMBER 31
                                       2002           2001            2002            2001            2002            2001
                              -------------  -------------   -------------   -------------   -------------   -------------
Total assets                           0.16           0.21            2.79            3.23            6.50            6.11
Total liabilities                      0.10           0.18            2.70            2.87            6.58            6.57
                              -------------  -------------   -------------   -------------   -------------   -------------

Difference in years                    0.06           0.03            0.09            0.36           (0.08)          (0.46)
                              =============  =============   =============   =============   =============   =============

The main interest risk is found in the CPI-linked segment, since most of the assets and liabilities in this segment are long term and bear fixed interest. The average period to maturity of the assets in this segment as of December 31, 2002 was 2.79 years, compared with an average period to maturity of the liabilities of 2.70 years, i.e., the difference is very small, approximately 30 days. The higher average period to maturity of the assets generates exposure to the risk of an increase in interest rates in this segment. The said interest rate exposure is within the limits set by the Bank's Board of Directors.

In the non-linked shekel sector the difference between the average period to maturity of the assets and liabilities is small and is due to the assets and liabilities having a short average period to maturity since most of the assets and liabilities bear variable interest.

The average period to maturity in the foreign currency denominated/linked segment is affected by a large volume of low risk credit, such credit bearing fixed interest. The average period to maturity of liabilities in this segment is
0.08 years higher than that of the assets. This difference is the result of part of the short-term foreign currency sources being generated by derivative financial instruments (swap transactions).

FINANCIAL DERIVATIVES - As part of its policy for management of its assets and liabilities, the Bank executes transactions in financial derivatives. Until now, the Bank has engaged primarily in currency transactions. The types of transactions in this area executed by the Bank are as follows:

FORWARD TRANSACTIONS - transactions for the exchange of two currencies at an agreed upon exchange rate, on a pre-determined date.

SWAP TRANSACTIONS - transactions for the exchange of a certain amount of a particular currency for a certain amount of another currency, based on an agreed upon exchange rate at the date of undertaking while concurrently entering into a reverse position at a date fixed in advance, based on a different agreed upon exchange rate.

THE PURCHASE AND WRITING OF OPTIONS WITH RESPECT TO CHANGES IN THE EXCHANGE RATES - transactions in this area are mainly classified as guaranteed intermediation transactions. The Bank does not write options against its Nostro, unless as coverage for options it acquired.

As a result of the events of the second half of 2002, the Bank's activities in financial instruments was reduced to a minimum and, at present, the activities are concentrated mainly in forward transactions, SWAP transactions, and purchasing foreign currency options to cover the Bank's foreign currency positions.

Additional information on the Bank's activities in financial derivatives may be found in Note 22A to the financial statements. Detail of the revenues and expenses with respect to financial derivative transactions is included in Note 24C.

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as of December 31, 2002 was 156, compared with 170 on December 31, 2001. The average number of employees during 2002 was 161, compared with an average of 165 for 2001. As of the date the financial statements were published, the number of employees was 130.

As a result of the run-off plan and the efficiency plan approved by the board of directors, the number of employees is expected to be cut by more than half of what it was on the date of the publishing of the financial statements, by the end of 2003. As part of the run-off plan, the Bank will concentrate its efforts on collections and will cease providing services that have no connection to collecting debts.

During 2002, the following changes took place in the composition of Bank
Management:

On July 14, 2002, Y. Ichilov ended his tenure as the C.E.O. of the Bank.
On July 15, 2002, Mr. U. Galili became the new C.E.O. of the Bank.
On August 14, 2002, Mr. S. Borochov ended his tenure as the chairman of the Bank's board of directors.
On August 15, 2002, Dr. Raanan Cohen became the new chairman of the board.
On September 1, 2002, Mr. A. Savir joined the Bank's management team. Mr. Savir serves as deputy C.E.O. and is responsible for the Bank's credit activities.

REMUNERATION OF THE AUDITORS (IN NIS THOUSANDS)

                                                        2002               2001
                                                      ------             ------
Auditing activities                                      740                540
Additional services related to auditing                  150                160
                                                      ------             ------

Total auditors fees                                      890                700
                                                      ======             ======

REMUNERATION OF SENIOR EXECUTIVES OF THE BANK FOR THE YEAR ENDED DECEMBER 31,
2002
In terms of NIS of December 2002
(in NIS thousands)

---------------------------------------------------------------------------------------------------------------------------------
      NAME             SALARY      SEVERANCE PAY,       SUPPLEMENTARY       TOTAL           LOANS GRANTED AT PREFERENTIAL TERMS**
                                   PROVIDENT FUND,      AMOUNTS WITH        SALARIES        -------------------------------------
                                   PENSION, NATIONAL    RESPECT TO SALARY   AND RELATED     BALANCE      AVERAGE     BENEFIT
                                   INSURANCE,           RELATED BENEFITS    BENEFITS NOT    AS AT        TERM        GRANTED
                                   FURTHER EDUCATION    RESULTING FROM      INCLUDING       DECEMBER     (YEARS)     DURING THE
                                   ALLOWANCE AND        CHANGES IN SALARY   PAYROLL TAX     31, 2002                 YEAR
                                   VACATION PAY (*)     DURING THE YEAR
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Borochov Shlomo (1)         638                  176                   -             814            -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Ichilov Yehoshua (2)        359                  125                   -             484            -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Cohen Raanan (3)(a)         228                   72                   -             300            -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Galili Uri (4)(a)           329                  118                   -             447            -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Savir Arieh (5)(a)          195                   74                   -             269            -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Blass David (b)             607                  231                   -             838           85         2.0             4
---------------------------------------------------------------------------------------------------------------------------------
Garten Jacob (b)            621                  263                   -             884           28         1.0             1
---------------------------------------------------------------------------------------------------------------------------------
Dekel Nathan (b)            619                  278                   -             897          169         2.2             8
---------------------------------------------------------------------------------------------------------------------------------
Shmaya Rimon (b)            610                  288                   -             898           70         2.6             3
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------
      NAME             LOANS      OTHER
                       GRANTED    BENEFITS
                       UNDER
                       REGULAR
                       TERMS
------------------------------------------
------------------------------------------
Borochov Shlomo (1)          -          25
------------------------------------------
Ichilov Yehoshua (2)         -          22
------------------------------------------
Cohen Raanan (3)(a)          -          11
------------------------------------------
Galili Uri (4)(a)            -          13
------------------------------------------
Savir Arieh (5)(a)           -           9
------------------------------------------
Blass David (b)             86          30
------------------------------------------
Garten Jacob (b)            28          28
------------------------------------------
Dekel Nathan (b)           169          38
------------------------------------------
Shmaya Rimon (b)            70          29
------------------------------------------


* Including provisions/payments of jubilee grants and provisions for unutilized sick leave benefits.

**      The loans are linked to the CPI and are non-interest bearing.

(a) During 2002, employment contracts were signed with the chairman of the board, the C.E.O., and the deputy C.E.O., who commenced their employment with the Bank during the year. The Bank undertook to employ the chairman of the board for a period of four years, and the C.E.O. and his deputy for periods of three years each. The financial statements include a provision in an amount of NIS 3.7 million in respect of the period during which Management estimates it will not need the services of these three employees. This provision is not included in the payroll costs presented in the table above.

(b) In 1999, the Bank signed employment contracts with five senior executives. Under these contracts, the Bank undertook to pay them additional severance payments in the event of termination (see Note 18A(3)). The maximum amount that the Bank will have to pay in the event that all of these five executives are terminated amounts to NIS 5 million. In respect of this commitment, a global provision was made in an amount of NIS 3 million. This provision is not presented in the table above.

(1)     Ended his work with the Bank on August 14, 2002.

(2)     Ended his work with the Bank on July 14, 2002.

(3)     Began his work with the Bank on August 15, 2002.

(4)     Began his work with the Bank on July 15, 2002.

(5)     Began his work with the Bank on September 1, 2002.

REMUNERATION OF SENIOR EXECUTIVES OF THE BANK FOR THE YEAR ENDED DECEMBER 31,
2001
In terms of NIS of December 2002
(in NIS thousands)

---------------------------------------------------------------------------------------------------------------------------------
      NAME             SALARY      SEVERANCE PAY,       SUPPLEMENTARY       TOTAL           LOANS GRANTED AT PREFERENTIAL TERMS**
                                   PROVIDENT FUND,      AMOUNTS WITH        SALARIES        -------------------------------------
                                   PENSION, NATIONAL    RESPECT TO SALARY   AND RELATED     BALANCE      AVERAGE     BENEFIT
                                   INSURANCE,           RELATED BENEFITS    BENEFITS NOT    AS AT        TERM        GRANTED
                                   FURTHER EDUCATION    RESULTING FROM      INCLUDING       DECEMBER     (YEARS)     DURING THE
                                   ALLOWANCE AND        CHANGES IN SALARY   PAYROLL TAX     31, 2000                 YEAR
                                   VACATION PAY (*)     DURING THE YEAR
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
Ichilov Yehoshua            833                  288                   -         1,121           -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Borochov Shlomo         (1) 863                  267                   -         1,130          34         1.4             -
---------------------------------------------------------------------------------------------------------------------------------
Blass David                 717                  260                   -           977         109         2.4             5
---------------------------------------------------------------------------------------------------------------------------------
Garten Jacob                717                  284                   -         1,001          42         1.5             2
---------------------------------------------------------------------------------------------------------------------------------
Dekel Nathan                707                  267                   -           974         225         2.5             9
---------------------------------------------------------------------------------------------------------------------------------
Flumin Shoshana             693                  214                   -           907           -           -             -
---------------------------------------------------------------------------------------------------------------------------------
Rutman Lipa                 704                  288                   -           992           -         0.1             -
---------------------------------------------------------------------------------------------------------------------------------
Shmaya Rimon                726                  284                   -         1,010          83         3.1             5
---------------------------------------------------------------------------------------------------------------------------------


------------------------------------------
      NAME            LOANS      OTHER
                      GRANTED    BENEFITS
                      UNDER
                      REGULAR
                      TERMS
------------------------------------------
------------------------------------------
Ichilov Yehoshua        13          40
------------------------------------------
Borochov Shlomo         36          36
------------------------------------------
Blass David            110          31
------------------------------------------
Garten Jacob            42          28
------------------------------------------
Dekel Nathan           225          33
------------------------------------------
Flumin Shoshana         19          23
------------------------------------------
Rutman Lipa              -          21
------------------------------------------
Shmaya Rimon            85          29
------------------------------------------


(1)     Includes a bonus in respect of 1999.



* Including provisions/payments of jubilee grants and provisions for unutilized sick leave benefits.

**      The loans are linked to the CPI and are non-interest bearing.

THE BOARD OF DIRECTORS OF THE BANK

Below is a list of members of the Board of Directors, their main occupations and positions in other companies:

DR. RAANAN COHEN            Education - University.
RAMAT GAN                   Chairman of the Board of Directors of the Bank (since August 15, 2002).

RICHARD ARMONN              Education - University.  Deputy Chairman of the Board of Directors of the Bank.
TEL-AVIV                    Chairman of the Israel-Romania Chamber of Commerce.
                            Director in the following companies: Clal Industries Ltd., Elhana Ltd.

AVI OLSHANSKY               Education - University. Economic and financial consultant, project promotion and
TEL-AVIV                    development.
                            Director in the following companies:  Polgat Ltd., Azorim Investment Development &
                            Construction Company Ltd.  Camel Grinding Wheels Sarid Ltd. - Kibbutz Sarid Kibbutz Zoraa
                            Provident funds: Gadish, Aluma, Kovetz
                            Gmulot - member of the investment committee

YACOB AIZNER                Education - University, real estate development.
JERUSALEM                   Director of the Bank since October 15, 2002
                            Director in Sadot Binyamin Ltd.


SHULAMIT ESHBOL             Attorney, C.P.A., Director of the Bank since November 10, 2002
ZICHRON YAAKOV              Director in the following companies: Zim Israel Navigation Co. Ltd.,
                            Zichron Yaakov Municipal Development Association

HILLEL ASHKENAZI            Attorney.
JERUSALEM                   Director in the following companies: Aman Holdings Ltd. (Systems and Assets Ltd.), C.D.I.
                            Systems (1992) Ltd., Hanan (Management and Assets) Ltd.

YEHESKEL BEINISCH           Attorney
JERUSALEM                   Director of the Bank since November 10, 2002
                            Director in the following companies: Lard Guard AG (Switzerland), Nikuv Ltd.

EFRAT BRUNFELD              Education - University
GIVATAIM                    Director of the Bank since December 26, 2002.

MOSHE GAVISH                Attorney and Companies' Director
TEL-AVIV                    Director of the Bank since November 10, 2002
                            Director in the following companies:
                            Ma'alot, Bituach Yashir, Afikim Hashkaot g.g (2000) Ltd., Innoventions, Allium.

EHUD GREEN                  Attorney
JERUSALEM                   Director of the Bank since December 26, 2002.

BEN-ZION DAGAN              Education - University
JERUSALEM                   Director of the Bank since July 8, 2002

SISO SHMUEL                 Attorney.
KIRYAT-YAM                  Director of Israel Salt Industries Ltd.

During 2002, the following members of the Board ended their tenure on the board of directors:

Yoel Ophir                 -        Ended his tenure on April 25, 2002.
Ronit Silon                -        Ended her tenure on May 8, 2002.
Bina Bar-On                -        Ended her tenure on July 4, 2002.
Zidkiyahu Hermolin         -        Ended his tenure on August 27, 2002.
Ephraim Konda                       Ended his tenure on September 1, 2002.
Nadir Peer                 -        Ended his tenure on October 10, 2002.
Ariela Zochovitsky         -        Ended her tenure on October 10, 2002.
Yehoshua Neeman            -        Ended his tenure on October 10, 2002.
Moshe Mor                  -        Ended his tenure on October 13, 2002.


During 2002, the Board of Directors held 25 plenum meetings while its subcommittees held 90 meetings.


The Board of Directors of the Industrial Development Bank of Israel Ltd. wishes to thank the Management and staff for their special efforts in streamlining the Bank and in operating the Bank in this very difficult year.



------------------------------               ----------------------------------
Uri Galili                                   Dr. Raanan Cohen
C.E.O.                                       Chairman of the Board



Tel-Aviv, February 27, 2003

Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS OF THE
BANK
--------------------------------------------------------------------------------


The following tables provide multi-period data on the development of the Bank's business position and the results of its operations

                                    CONTENTS
                                    --------

                                                                                                   Exhibit
                                                                                                   -------
        Balance sheets - Multi-period data as at year ends 1998 - 2002                                A

        Statements of income - Multi-period data for the years 1998 - 2002                            B

        Rates of financing income and expenses                                                        C

        Analysis of exposure to fluctuations in interest rates                                        D

        Overall credit risk to the public - analysis of overall risk by economic sector               E

        Multi-quarter data 2001 - 2002 - Condensed balance sheets                                     F

        Multi-quarter data 2001 - 2002 - Condensed statements of income                               G

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT A
BALANCE SHEETS - MULTI-PERIOD DATA AS AT YEAR ENDS 1998 - 2002
IN TERMS OF NIS OF DECEMBER 2002

                                                                      AS OF DECEMBER 31
                                  ----------------------------------------------------------------------------------------
                                            2002              2001               2000               1999              1998
                                  --------------    --------------     --------------     --------------    --------------
                                    NIS MILLIONS      NIS MILLIONS       NIS MILLIONS       NIS MILLIONS      NIS MILLIONS
                                  --------------    --------------     --------------     --------------    --------------
ASSETS
Cash and deposits
 with banks                                248.3             739.1              775.6              744.2             548.7
Securities                                  73.0             242.7              225.6              336.5             279.4
Credit to the public                    11,117.8          12,458.5           11,646.1           10,808.3          10,579.2
Credit to governments                      191.7             242.5              276.5              264.8             390.0
Investment in affiliates                     0.9               1.4                2.7              102.7             105.5
Fixed assets                                10.3              13.1               14.2               14.0              13.4
Other assets                                52.8             208.0              111.8               64.0              20.6
Perpetual deposits
 with the Israeli
 Treasury                                  815.3             813.9              813.7              813.0             812.6
                                  --------------    --------------     --------------     --------------    --------------

Total assets                            12,510.1          14,719.2           13,866.2           13,147.5          12,749.4
                                  ==============    ==============     ==============     ==============    ==============

LIABILITIES AND
 SHAREHOLDERS' EQUITY
Deposits of the public                   1,316.2           4,430.0            4,099.2            2,911.6           2,870.5
Deposits of banks                        2,518.1             926.7              865.8              905.1             580.0
Deposits of the
 Government                               7859.7           7,987.6            7,562.0            8,090.6           7,997.6
Debentures and
 capital notes                              35.9              35.9               49.8               55.7             188.4
Perpetual deposit                            0.1               0.1                0.1                0.1               0.1
Other liabilities                          159.2             281.3              197.6              128.2              85.8
                                  --------------    --------------     --------------     --------------    --------------

Total liabilities                       11,889.2          13,661.6           12,774.5           12,091.3          11,722.4
                                  --------------    --------------     --------------     --------------    --------------

Non-participating
 shares                                    339.9             337.5              313.2              321.8             326.7
Shareholders' equity                       281.0             720.1              778.5              734.4             700.3
                                  --------------    --------------     --------------     --------------    --------------

Total liabilities and
 shareholders' equity                   12,510.1          14,719.2           13,866.2           13,147.5          12,749.4
                                  ==============    ==============     ==============     ==============    ==============

                                   Industrial Development Bank of Israel Limited


MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT B
STATEMENTS OF INCOME - MULTI-PERIOD DATA FOR THE YEARS 1998 - 2002
IN TERMS OF NIS OF DECEMBER 2002

                                                                 FOR THE YEARS ENDED DECEMBER 31
                                   ----------------------------------------------------------------------------------------
                                             2002              2001               2000               1999              1998
                                   --------------    --------------     --------------     --------------    --------------
                                     NIS MILLIONS      NIS MILLIONS       NIS MILLIONS       NIS MILLIONS      NIS MILLIONS
                                   --------------    --------------     --------------     --------------    --------------
Profit from financing
 operations before allowance
 for doubtful debts                          81.0             167.2              120.7              109.2              92.8
Allowance for doubtful  debts               409.5             126.9               31.8               29.2              24.4
                                   --------------    --------------     --------------     --------------    --------------
Profit (loss) from financing
 operations after allowance
 for doubtful debts                        (328.5)             40.3               88.9               80.0              68.4
                                   --------------    --------------     --------------     --------------    --------------

OPERATING AND OTHER
 INCOME -
Operating commissions                        16.7              20.0               20.2               16.5              16.3
Gains (losses) from
 investments in shares                       (4.3)              2.2               13.6               14.3              10.0
                                   --------------    --------------     --------------     --------------    --------------

Total operating and
 other income                                12.4              22.2               33.8               30.8              26.3
                                   --------------    --------------     --------------     --------------    --------------

OPERATING AND OTHER
 EXPENSES -
Salaries and related expenses                50.6              58.7               53.7               51.8              47.8
Expenses in respect of
 employee terminations                       36.4                 -                  -                  -                 -
Maintenance and
 depreciation of premises
 and equipment                               15.0              16.7               15.5               14.2              12.8
Other expenses                               20.1              19.4               17.4               16.7              14.7
                                   --------------    --------------     --------------     --------------    --------------
Total operating and other
 expenses                                   122.1              94.8               86.6               82.7              75.3
                                   --------------    --------------     --------------     --------------    --------------

Operating profit (loss)
 before taxes on income                    (438.2)            (32.3)              36.1               28.1              19.4
Taxes on income (tax benefit)                (0.4)              0.3                6.4                5.6               4.5
                                   --------------    --------------     --------------     --------------    --------------

Operating profit (loss) after
 taxes on income                           (437.8)            (32.6)              29.7               22.5              14.9

OTHER ITEMS
Special income from the
 Israeli Treasury, net                        6.5              15.2               14.6               15.0              14.6
Equity in earnings (losses)
 of affiliates net of
 related taxes                               (0.5)             (3.4)               4.2                6.4               5.2
Capital gain, net                             0.1                 -                  -                  -                 -
Net gain on sale of
 investment in an affiliate                     -                 -                0.7                  -                 -
                                   --------------    --------------     --------------     --------------    --------------
Total other items                             6.1              11.8               19.5               21.4              19.8
                                   --------------    --------------     --------------     --------------    --------------
NET PROFIT (LOSS) FOR THE YEAR             (431.7)            (20.8)              49.2               43.9              34.7
                                   ==============    ==============     ==============     ==============    ==============

NET PROFIT (LOSS) PER AN
 AMOUNT EQUAL TO $1 OF
 THE PAR VALUE OF -
                                              NIS               NIS                NIS                NIS               NIS
                                   --------------    --------------     --------------     --------------    --------------
"C" "CC" and "CC1"
 preference shares                          (7.37)            (0.28)              0.92               0.83              0.67
"A" ordinary shares                         (7.51)            (0.63)              0.60               0.49              0.33
Preferred ordinary shares                   (7.51)            (0.55)              0.66               0.55              0.41

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT C
RATES OF FINANCING INCOME AND EXPENSES
IN TERMS OF NIS OF DECEMBER 2002

                                                                           2002                                      2001
                                               --------------------------------------------------------     ------------------------
                                                     AVERAGE     FINANCING       RATE OF        RATE OF       AVERAGE     FINANCING
                                                 BALANCE (1)        INCOME        INCOME         INCOME       BALANCE        INCOME
                                                                (EXPENSES)    (EXPENSES)     (EXPENSES)           (1)    (EXPENSES)
                                                                                              INCLUDING
                                                                                            DERIVATIVES
                                                                                                ALM (2)
                                               -------------  ------------   -----------  -------------     ---------   -----------
                                                          NIS MILLIONS                 %              %            NIS MILLIONS
                                               ---------------------------   -----------  -------------     -----------------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                           1,633.5          37.4          2.29                      2,524.3         191.1
Effect of derivatives ALM (2)                          510.4          11.7                                      175.3          10.5
                                               -------------  ------------                                  ---------   -----------
Total assets                                         2,143.9          49.1                         2.29       2,699.6         201.6
Liabilities                                          2,070.6         (45.5)        (2.20)         (2.20)      2,455.5        (135.1)
                                                                             -----------  -------------
Interest margin                                                                     0.09           0.09
                                                                             -----------  -------------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets (3)                                           1,919.3          81.9          4.27           4.27       1,870.1         105.2
Liabilities                                          1,858.7         (83.8)        (4.51)         (4.51)      1,744.9         (81.9)
                                                                             -----------  -------------
Interest margin                                                                    (0.24)         (0.24)
                                                                             -----------  -------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (3)                                           9,343.6         686.8          7.35                      9,229.6       1,283.3
Effect of derivatives ALM (2)                         (510.4)         (1.7)                                    (175.3)        (20.7)
                                               -------------  ------------                                  ---------   -----------
Total assets                                         8,833.2         685.1                         7.76       9,054.3       1,262.6
Liabilities                                          8,758.0        (658.0)        (7.51)         (7.51)      9,018.2      (1,236.4)
                                                                             -----------  -------------
Interest margin                                                                    (0.16)          0.25
                                                                             -----------  -------------
TOTAL
Monetary assets                                     12,896.4         806.1          6.25                     13,624.0       1,579.6
Effect of derivatives ALM (2)                              -          10.0                                          -         (10.2)
                                               -------------  ------------                                  ---------   -----------
Total monetary assets generating financing
 income (3)                                         12,896.4         816.1                         6.33      13,624.0       1,569.4
Monetary liabilities generating financing
expenses                                            12,687.3        (787.3)        (6.21)         (6.21)     13,218.6      (1,453.4)
                                                                             -----------  -------------
Interest margin                                                                     0.04           0.12
                                                                             -----------  -------------


                                                             2001
                                               ----------------------------
                                                    RATE OF         RATE OF
                                                     INCOME          INCOME
                                                 (EXPENSES)      (EXPENSES)
                                                                  INCLUDING
                                                                DERIVATIVES
                                                                    ALM (2)
                                               ------------   -------------
                                                          %               %
                                               ------------   -------------
ISRAELI CURRENCY - NON-LINKED
Assets (3)                                             7.57
Effect of derivatives ALM (2)

Total assets                                                           7.47
Liabilities                                           (5.50)          (5.50)
                                               ------------   -------------
Interest margin                                        2.07            1.97
                                               ------------   -------------
ISRAELI CURRENCY - LINKED TO THE CPI
Assets (3)                                             5.63            5.63
Liabilities                                           (4.69)          (4.69)
                                               ------------   -------------
Interest margin                                        0.94            0.94
                                               ------------   -------------
FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (3)                                            13.90
Effect of derivatives ALM (2)

Total assets                                                          13.94
Liabilities                                          (13.71)         (13.71)
                                               ------------   -------------
Interest margin                                        0.19            0.23
                                               ------------   -------------
TOTAL
Monetary assets                                       11.59
Effect of derivatives ALM (2)

Total monetary assets generating financing
 income (3)                                                           11.52
Monetary liabilities generating financing
expenses                                             (10.99)         (10.99)
                                               ------------   -------------
Interest margin                                        0.60            0.53
                                               ------------   -------------

FOOTNOTES:

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 - NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 - NIS 0.1 million).

(4)     Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)
RATES OF FINANCING INCOME AND EXPENSES
IN TERMS OF NIS OF DECEMBER 2002

                                                                           2002                                      2001
                                               --------------------------------------------------------     -----------------------
                                                     AVERAGE     FINANCING       RATE OF        RATE OF       AVERAGE     FINANCING
                                                 BALANCE (1)        INCOME        INCOME         INCOME       BALANCE        INCOME
                                                                (EXPENSES)    (EXPENSES)     (EXPENSES)           (1)    (EXPENSES)
                                                                                              INCLUDING
                                                                                            DERIVATIVES
                                                                                                ALM (2)
                                               -------------  ------------   -----------  -------------     ---------   -----------
                                                          NIS MILLIONS                 %              %            NIS MILLIONS
                                               ---------------------------   -----------  -------------     ----------------------
In respect of financial derivatives (not
 including derivatives in ALM)                                        25.7                                                     26.3
Financing commissions and other financing
 income                                                               42.6                                                     39.3
                                                              ------------                                              -----------
Total financing income                                               884.4                                                  1,635.0

Other  monetary assets                                 954.7                                                    942.6
General and supplementary allowance for
doubtful debts                                         (75.7)                                                   (59.9)
Non-monetary assets                                     43.7                                                     45.8
                                               -------------                                                ---------
Total assets                                        13,819.1                                                 14,552.5
                                               =============                                                =========
Other financing expenses                                             (16.1)                                                   (14.4)
                                                              ------------                                              -----------
Total financing expenses                                            (803.4)                                                (1,467.8)
Allowance for doubtful debts (including
 general and supplementary allowance)                               (409.5)                                                  (126.9)
                                                              ------------                                              -----------
Earnings from financing operations after
 allowance for doubtful debts                                       (328.5)                                                     40.3
                                                              ============                                              ===========
Other monetary liabilities                             186.8                                                    222.5
Non-monetary liabilities                                10.6                                                      8.6
Capital resources                                      934.4                                                  1,102.8
                                               -------------                                                ---------
Total liabilities and capital resources             13,819.1                                                 14,552.5
                                               =============                                                =========


                                                             2001
                                               ----------------------------
                                                    RATE OF         RATE OF
                                                     INCOME          INCOME
                                                 (EXPENSES)      (EXPENSES)
                                                                  INCLUDING
                                                                DERIVATIVES
                                                                    ALM (2)
                                               ------------   -------------
                                                          %               %
                                               ------------   -------------
In respect of financial derivatives (not
 including derivatives in ALM)
Financing commissions and other financing
 income

Total financing income

Other  monetary assets
General and supplementary allowance for
doubtful debts
Non-monetary assets

Total assets

Other financing expenses

Total financing expenses
Allowance for doubtful debts (including
 general and supplementary allowance)

Earnings from financing operations after allowance for doubtful debts

Other monetary liabilities
Non-monetary liabilities
Capital resources

Total liabilities and capital resources


FOOTNOTES:

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 - NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 - NIS 0.1 million).

(4)     Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                              EXHIBIT C (CONT'D)
RATES OF FINANCING INCOME AND EXPENSES
IN TERMS OF US DOLLARS

                                                                           2002                                      2001
                                               --------------------------------------------------------     -----------------------
                                                     AVERAGE     FINANCING       RATE OF        RATE OF       AVERAGE     FINANCING
                                                 BALANCE (1)        INCOME        INCOME         INCOME       BALANCE        INCOME
                                                                (EXPENSES)    (EXPENSES)     (EXPENSES)           (1)    (EXPENSES)
                                                                                              INCLUDING
                                                                                            DERIVATIVES
                                                                                                ALM (2)
                                               -------------  ------------   -----------  -------------     ---------   -----------
                                                        $ MILLIONS                     %              %           $ MILLIONS
                                               ---------------------------   -----------  -------------     ----------------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (3)                                           1,947.9         124.9          6.41                      2,054.9         137.7
Effect of derivatives ALM (2)                         (107.7)         (0.4)                                     (37.3)         (1.7)
                                               -------------  ------------                                  ---------   -----------
Total assets                                         1,840.2         124.5                         6.77       2,017.6         136.0
Liabilities                                          1,825.3        (117.4)        (6.43)         (6.43)      2,007.9        (131.6)
                                                                             -----------  -------------
Interest margin                                                                    (0.02)          0.34
                                                                             -----------  -------------


                                                             2001
                                               ----------------------------
                                                    RATE OF         RATE OF
                                                     INCOME          INCOME
                                                 (EXPENSES)      (EXPENSES)
                                                                  INCLUDING
                                                                DERIVATIVES
                                                                    ALM (2)
                                               ------------   -------------
                                                          %               %
                                               ------------   -------------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets (3)                                             6.70
Effect of derivatives ALM (2)

Total assets                                                           6.74
Liabilities                                           (6.55)          (6.55)
                                               ------------   -------------
Interest margin                                        0.15            0.19
                                               ------------   -------------


FOOTNOTES:

(1) Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowance for doubtful debts.

(2) Derivatives (ALM) which comprise part of he Bank's asset and liability management and with respect to which revenue (expense) can be attributed to the linkage segments.

(3) From the average balance of available-for-sale debentures, the average balance of unrealized profit (loss) arising from adjustment to fair value was deducted (added), in the amount of NIS 0.1 million in the non-linked segment (2001 - NIS 0.3 million) and NIS 0.4 million in the CPI-linked segment (2001 - NIS 0.1 million).

(4)     Including Israeli currency linked to foreign currency.

Note: Full details of rates of income and expenses per segment, according to balance sheet classification, are available on request.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

                                                                       EXHIBIT D
ANALYSIS OF EXPOSURE TO FLUCTUATIONS IN INTEREST RATES AS AT DECEMBER 31, 2002 IN TERMS OF NIS OF DECEMBER 2002

                                                                      DECEMBER 31, 2002
                        -----------------------------------------------------------------------------------------------------------
                                ON       FROM      FROM       FROM       FROM       FROM      FROM       OVER    WITHOUT     TOTAL
                            DEMAND     ONE TO  THREE TO     ONE TO   THREE TO    FIVE TO    TEN TO     TWENTY      FIXED
                         AND UP TO      THREE    TWELVE      THREE       FIVE  TEN YEARS    TWENTY      YEARS  MATURITY*
                         ONE MONTH     MONTHS    MONTHS      YEARS      YEARS                YEARS

                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
                                                                       NIS millions
                        ----------------------------------------------------------------------------------------------------------
ISRAELI CURRENCY - NON
LINKED
Total assets               1,125.8       47.4      33.2       28.7        9.1        2.3         -          -      152.0   1,398.5
Total liabilities          2,375.6       54.4      55.2        2.2          -          -         -          -        0.1   2.487.5
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Difference                (1,249.8)      (7.0)    (22.0)      26.5        9.1        2.3         -          -      151.9  (1,089.0)
Effect of future
 transactions                844.3       58.0       0.6          -          -          -         -          -          -     902.9
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Exposure to interest
 rate changes               (405.5)      51.0     (21.4)      26.5        9.1        2.3         -          -      151.9    (186.1)
Segment cumulative
 exposure                   (405.5)    (354.5)   (375.9)    (349.4)    (340.3)    (338.0)   (338.0)    (338.0)    (186.1)   (186.1)
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                  44.0       78.4     426.9      531.8      194.2      236.8      57.3          -      815.3   2,384.7
Total liabilities            109.9      238.9     433.6      368.7      168.6      291.6      52.2          -          -   1,663.5
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Difference                   (65.9)    (160.5)     (6.7)     163.1       25.6      (54.8)      5.1          -      815.3     721.2
Effect of future
 transactions                    -          -         -          -          -          -         -          -          -         -
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Exposure to interest
 rate changes                (65.9)    (160.5)     (6.7)     163.1       25.6      (54.8)      5.1          -      815.3     721.2
Segment cumulative
 exposure                    (65.9)    (226.4)   (233.1)     (70.0)     (44.4)     (99.2)    (94.1)     (94.1)     721.2     721.2
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                 924.0      421.2     643.8    1,195.1    1,085.3    2,026.3   2,216.9      111.5       49.0   8,673.1
Total liabilities            170.9      283.5     605.1    1,217.9    1,088.6    2,028.1   2,221.9      111.4          -   7,727.4
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Difference                   753.1      137.7      38.7      (22.8)      (3.3)      (1.8)     (5.0)       0.1       49.0     945.7
Effect of future
 transactions               (844.3)     (58.0)     (0.6)         -          -          -         -          -          -    (902.9)
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Exposure to interest
 rate changes                (91.2)      79.7      38.1      (22.8)      (3.3)      (1.8)     (5.0)       0.1       49.0      42.8
Segment cumulative
 exposure                    (91.2)     (11.5)     26.6        3.8        0.5       (1.3)     (6.3)      (6.2)      42.8      42.8
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
OVERALL EXPOSURE TO
 CHARGES IN INTEREST
 RATES
Total assets**             2,093.8      547.0   1,103.9    1,755.6    1,288.6    2,265.4   2,274.2      111.5    1,016.3  12,456.3
Total liabilities          2,656.4      576.8   1,093.9    1,588.8    1,257.2    2,319.7   2,274.1      111.4        0.1  11,878.4
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------
Difference                  (562.6)     (29.8)     10.0      166.8       31.4      (54.3)      0.1        0.1    1,016.2     577.9
Exposure to interest
 rate changes               (562.6)     (29.8)     10.0      166.8       31.4      (54.3)      0.1        0.1    1,016.2     577.9
                        ----------  ---------  --------  ---------  ---------  ---------  --------  ---------  ---------  --------

Cumulative exposure         (562.6)    (592.4)   (582.4)    (415.6)    (384.2)    (438.5)   (438.4)    (438.3)     577.9     577.9
                        ==========  =========  ========  =========  =========  =========  ========  =========  =========  ========


                         DECEMBER 31, 2002     DECEMBER 31, 2001
                        --------------------  -------------------
                         INTERNAL   AVERAGE
                          RATE OF  MATURITY
                           RETURN             INTERNAL    AVERAGE
                                               RATE OF   MATURITY
                                                RETURN
                        ---------  ---------  --------  ---------
                                %      YEARS         %      YEARS
                        ---------  ---------  --------  ---------
ISRAELI CURRENCY - NON
LINKED
Total assets                12.46       0.16      6.98       0.21
Total liabilities           11.26       0.10      5.06       0.18
                        ---------  ---------  --------  ---------
Difference                   1.20       0.06      1.92       0.03
Effect of future
 transactions

Exposure to interest
 rate changes
Segment cumulative
 exposure

ISRAELI CURRENCY -
 LINKED TO THE CPI
Total assets                 5.65       2.79      5.52       3.23
Total liabilities            3.40       2.70      3.60       2.87
                        ---------  ---------  --------  ---------
Difference                   2.25       0.09      1.92       0.36
Effect of future
 transactions

Exposure to interest
 rate changes
Segment cumulative
 exposure

FOREIGN CURRENCY AND
 LINKED THERETO
Total assets                 7.13       6.50      7.29       6.11
Total liabilities            7.09       6.58      7.07       6.57
                        ---------  ---------  --------  ---------
Difference                   0.04      (0.08)     0.22      (0.46)
Effect of future
 transactions

Exposure to interest
 rate changes
Segment cumulative
 exposure

OVERALL EXPOSURE TO
 CHARGES IN INTEREST
 RATES
Total assets**                          5.08                 4.91
Total liabilities                       4.68                 4.87

Difference                              0.40                 0.04
Exposure to interest
 rate changes


Cumulative exposure



1. The maturity distribution, presented above, represents the present value of future flows, computed at the internal rate of return, for each balance sheet item. Such discounted future flows include interest, which will accrue until the earlier of the maturity date or the date of change in the interest rate.

2. The effect of hedging transactions is included in the total of assets or liabilities, as the case may be.

* The amounts stated in the "without fixed maturity" column are the amounts as stated in the balance sheet.

** Including shares, which are stated in the "without fixed maturity" column.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT E

CREDIT TO THE PUBLIC - ANALYSIS OF OVERALL RISK BY ECONOMIC SECTOR IN TERMS OF NIS OF DECEMBER 2002

                                                             DECEMBER 31, 2002                              DECEMBER 31, 2001
                                       ---------------------------------------------------------------   -----------------------

                                                                                   ANNUAL
                                                                                  EXPENSE
                                                                                  FOR THE
                                                                                 SPECIFIC
                                          BALANCE                      TOTAL    ALLOWANCE                   BALANCE  OFF-BALANCE
                                            SHEET   OFF-BALANCE       CREDIT          FOR   BALANCE OF        SHEET        SHEET
                                           CREDIT  SHEET CREDIT      RISK TO     DOUBTFUL  PROBLEMATIC       CREDIT       CREDIT
                                         RISK (1)      RISK (2)       PUBLIC        DEBTS    DEBTS (4)     RISK (1)     RISK (2)
                                       ----------  ------------  -----------  -----------  -----------   ----------  -----------
                                                                NIS MILLIONS                                  NIS MILLIONS
                                       ---------------------------------------------------------------   -----------------------
Agriculture                                  36.4           0.2         36.6          0.3         13.0         46.0          1.2
Industry                                  1,554.9         223.9      1,778.8        120.7        547.7      1,939.8        722.6
Construction and real estate                569.0         214.1        783.1         75.8        337.4        792.9        437.1
Electricity                               7,167.2          53.2      7,220.4            -            -      7,224.0         72.6
Water                                         0.2             -          0.2            -            -          0.2            -
Commerce                                    140.4          16.1        156.5         20.7         60.0        255.3         39.7
Restaurants and hotels                       97.2          33.3        130.5         23.2        112.5        167.6         36.2
Transport and storage                       128.4           5.4        133.8          1.2         48.6        223.7         15.1
Communications and  computer services       178.8          12.2        191.0         16.8         61.1        221.3        148.9
Financial services                          531.3         220.7        752.0         84.3         94.4        622.2        119.7
Other business services                     487.5          12.8        500.3         11.7         47.4        685.3        140.1
Public and community services               299.8           3.0        302.8         39.9        148.2        310.8         31.6
Private households                           43.7           3.7         47.4          4.5          9.4         68.6          6.0
                                       ----------  ------------  -----------  -----------  -----------   ----------  -----------
Total                                    11,234.8         798.6     12,033.4        399.1      1,479.7     12,557.7      1,770.8
                                       ==========  ============  ===========  ===========  ===========   ==========  ===========
Credit risk included in the
 various industry sectors:
Land settlement  movements (5)              473.1          42.2        515.3         19.7        218.5        576.8         11.1
Local authorities                            59.1             -         59.1            -          4.4         74.8            -


                                                  DECEMBER 31, 2001
                                       --------------------------------------

                                                         ANNUAL
                                                        EXPENSE
                                                        FOR THE
                                                      SPECIFIC
                                             TOTAL    ALLOWANCE
                                            CREDIT          FOR    BALANCE OF
                                           RISK TO     DOUBTFUL   PROBLEMATIC
                                        PUBLIC (3)        DEBTS     DEBTS (4)
                                       -----------  -----------  ------------
                                                    NIS MILLIONS
                                       --------------------------------------
Agriculture                                   47.2          1.3           6.1
Industry                                   2,662.4         36.2         564.8
Construction and real estate               1,230.0         27.3         265.4
Electricity                                7,296.6            -           9.1
Water                                          0.2            -             -
Commerce                                     295.0          9.7          60.0
Restaurants and hotels                       203.8          5.8         142.8
Transport and storage                        248.8            -          60.9
Communications and  computer services        370.2         12.4          25.1
Financial services                           741.9          3.6          57.6
Other business services                      825.4          3.6          35.7
Public and community services                342.4         10.1         143.2
Private households                            74.6          0.5           7.2
                                       -----------  -----------  ------------
Total                                     14,338.5        110.5       1,377.9
                                       ===========  ===========  ============
Credit risk included in the
 various industry sectors:
Land settlement  movements (5)               587.9         20.1         278.3
Local authorities                             74.8            -           5.8

(1)     Credit to the public and investments in debentures of the public.

(2) Credit risk in off-balance sheet financial instruments as calculated for the purpose of determining per borrower credit limitations.

(3) The data do not include credit risk in respect of options the fair value of which amounts to NIS 8.2 million.

(4) Balances of problematic debts, net of credit covered by collateral allowed for set-off for the purpose of a borrower or a group of borrowers liability limitation include components of off-balance sheet risk.

(5) Kibbutzim and cooperative settlements and related local and national organizations and entities controlled by such movements.

The credit risk and the balance of problematic debts are presented net of the specific allowance for doubtful debts.

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT F

CONDENSED QUARTERLY BALANCE SHEETS FOR 2002 AND 2001
IN TERMS OF NIS OF DECEMBER 2002

YEAR                                                                              2002
QUARTER                                             ----------------------------------------------------------
                                                              4               3               2              1
                                                    -----------     -----------     -----------    -----------
                                                                              NIS MILLIONS
                                                    ----------------------------------------------------------
ASSETS
Cash and deposits with banks                              248.3           150.7           293.8          564.0
Securities                                                 73.0            65.2           108.3          219.3
Credit to the public                                   11,117.8        11,795.1        11,937.7       12,408.4
Credit to governments                                     191.7           223.9           229.1          256.6
Investment in affiliates                                    0.9             1.6             0.9            0.8
Fixed assets                                               10.3            11.1            11.9           12.1
Other assets                                               52.8            65.0           154.8          150.9
Perpetual deposits with the Israel Treasury               815.3           810.1           802.5          809.1
                                                    -----------     -----------     -----------    -----------
Total assets                                           12,510.1        13,122.7        13,539.0       14,421.2
                                                    ===========     ===========     ===========    ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                  1,316.2         1,764.8         3,666.1        4,125.5
Deposits of banks                                       2,518.1         2,262.7           739.3          820.4
Deposits of the Government                              7,859.7         8,085.0         8,004.4        8,193.0
Perpetual deposit                                           0.1             0.1             0.1            0.1
Capital notes                                              35.9            37.4            37.6           37.5
Debentures                                                    -               -               -              -
Other liabilities                                         159.2           181.4           220.2          230.0
                                                    -----------     -----------     -----------    -----------
Total liabilities                                      11,889.2        12,331.4        12,667.7       13,406.5
                                                    ===========     ===========     ===========    ===========

Non-participating shares                                  339.9           347.9           342.8          348.5
Shareholders' equity                                      281.0           443.4           528.5          666.2
                                                    -----------     -----------     -----------    -----------

Total liabilities and shareholders' equity             12,510.1        13,122.7        13,539.0       14,421.2
                                                    ===========     ===========     ===========    ===========


YEAR                                                                             2001
QUARTER                                             ----------------------------------------------------------
                                                             4               3               2               1
                                                    ----------     -----------     -----------     -----------
                                                                              NIS MILLIONS
                                                    ----------------------------------------------------------
ASSETS
Cash and deposits with banks                             739.1           816.2           909.5           628.5
Securities                                               242.7           232.9           198.6           231.3
Credit to the public                                  12,458.5        12,708.8        12,478.1        12,564.8
Credit to governments                                    242.5           287.4           257.8           297.1
Investment in affiliates                                   1.4             4.4             4.2             3.0
Fixed assets                                              13.1            13.1            13.1            13.5
Other assets                                             208.0           226.8           229.9           156.2
Perpetual deposits with the Israel Treasury              813.9           811.4           810.6           811.4
                                                    ----------     -----------     -----------     -----------
Total assets                                          14,719.2        15,101.0        14,901.8        14,705.8
                                                    ==========     ===========     ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits of the public                                 4,430.0         4,649.9         4,555.5         4,292.2
Deposits of banks                                        926.7         1,146.2         1,223.8         1,195.8
Deposits of the Government                             7,987.6         7,862.2         7,658.9         7,838.2
Perpetual deposit                                          0.1             0.1             0.1             0.1
Capital notes                                             35.8            53.4            50.5            50.8
Debentures                                                 0.1             0.1             0.2             0.2
Other liabilities                                        281.3           299.6           311.4           228.1
                                                    ----------     -----------     -----------     -----------
Total liabilities                                     13,661.6        14,011.5        13,800.4        13,605.4
                                                    ==========     ===========     ===========     ===========

Non-participating shares                                 337.5           330.9           319.3           326.4
Shareholders' equity                                     720.1           758.6           782.1           774.0
                                                    ----------     -----------     -----------     -----------

Total liabilities and shareholders' equity            14,719.2        15,101.0        14,901.8        14,705.8
                                                    ==========     ===========     ===========     ===========

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------
                                                                       EXHIBIT G

CONDENSED QUARTERLY STATEMENTS OF INCOME FOR 2001 AND 2002
IN TERMS OF NIS OF DECEMBER 2002

YEAR                                                                              2002
QUARTER                                             ----------------------------------------------------------
                                                              4               3               2              1
                                                    -----------     -----------     -----------    -----------
                                                                               NIS MILLIONS
                                                    ----------------------------------------------------------
Profit from financing operations before
 allowance for doubtful debts                               9.5            23.6            20.6           27.3
Allowance for doubtful debts                              172.7            59.1           134.5           43.2
                                                    -----------     -----------     -----------    -----------
Profit (loss) from financing operations after
 allowance for doubtful debts                            (163.2)          (35.5)         (113.9)         (15.9)
                                                    -----------     -----------     -----------    -----------
OPERATING AND OTHER INCOME
Operating commissions                                       3.2             4.5             4.4            4.6
Gains (losses) from investments in shares                  (1.1)           (1.0)           (0.5)          (1.7)
                                                    -----------     -----------     -----------    -----------
Total operating and other income                            2.1             3.5             3.9            2.9
                                                    -----------     -----------     -----------    -----------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                              11.4            12.3            11.9           15.0
Expenses in respect of employee terminations                0.2            34.8             1.4              -
Maintenance and depreciation of premises
 and equipment                                              3.9             3.9             3.7            3.5
Other expenses                                              6.8             4.9             4.5            3.9
                                                    -----------     -----------     -----------    -----------
Total operating and other expenses                         22.3            55.9            21.5           22.4
                                                    -----------     -----------     -----------    -----------
Operating profit (loss) before taxes on income           (183.4)          (87.9)         (131.5)         (35.4)
Provision for taxes on operating profit                    (0.6)              -             0.5           (0.3)
                                                    -----------     -----------     -----------    -----------
Operating profit (loss) after taxes on income            (182.8)          (87.9)         (132.0)         (35.1)
                                                    -----------     -----------     -----------    -----------
OTHER ITEMS
Special income from the Israeli Treasury, net                 -               -             3.3            3.2
Equity in earnings (losses) of an affiliate,
  net of related taxes                                        -               -               -           (0.5)
Gain on sale of investment in an affiliate, net               -             0.1               -              -
                                                    -----------     -----------     -----------    -----------
Total other items                                             -             0.1             3.3            2.7
                                                    -----------     -----------     -----------    -----------
Net profit (loss) for the quarter                        (182.8)          (87.8)         (128.7)         (32.4)
                                                    -----------     -----------     -----------    -----------

                                                                                NIS
                                                    ----------------------------------------------------------

NET (LOSS) PROFIT PER AN AMOUNT EQUAL TO
$1 OF THE PAR VALUE OF -
"C", "CC" and "CC1" preference shares                     (3.13)          (1.51)          (2.19)         (0.54)
"A" ordinary shares                                       (3.13)          (1.51)          (2.26)         (0.61)
Preferred ordinary shares                                 (3.13)          (1.51)          (2.26)         (0.61)


YEAR                                                                             2001
QUARTER                                             ----------------------------------------------------------
                                                             4               3               2               1
                                                    ----------     -----------     -----------    ------------
                                                                             NIS MILLIONS
                                                    ----------------------------------------------------------
Profit from financing operations before
 allowance for doubtful debts                             55.7            36.6            36.1            38.8
Allowance for doubtful debts                              72.1            31.5            14.5             8.8
                                                    ----------     -----------     -----------    ------------
Profit (loss) from financing operations after
 allowance for doubtful debts                            (16.4)            5.1            21.6            30.0
                                                    ----------     -----------     -----------    ------------
OPERATING AND OTHER INCOME
Operating commissions                                      5.3             4.5             4.9             5.3
Gains (losses) from investments in shares                  1.7             1.7             0.2            (1.4)
                                                    ----------     -----------     -----------    ------------
Total operating and other income                           7.0             6.2             5.1             3.9
                                                    ----------     -----------     -----------    ------------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                             14.7            12.9            16.4            14.7
Expenses in respect of employee terminations                 -               -               -               -
Maintenance and depreciation of premises
 and equipment                                             4.4             4.2             4.2             3.9
Other expenses                                             5.9             4.0             4.3             5.2
                                                    ----------     -----------     -----------    ------------
Total operating and other expenses                        25.0            21.1            24.9            23.8
                                                    ----------     -----------     -----------    ------------
Operating profit (loss) before taxes on income           (34.4)           (9.8)            1.8            10.1
Provision for taxes on operating profit                   (2.6)           (0.3)            1.1             2.1
                                                    ----------     -----------     -----------    ------------
Operating profit (loss) after taxes on income            (31.8)           (9.5)            0.7             8.0
                                                    ----------     -----------     -----------    ------------
OTHER ITEMS
Special income from the Israeli Treasury, net              6.1             3.1             3.0             3.0
Equity in earnings (losses) of an affiliate,
  net of related taxes                                    (3.4)              -               -               -
Gain on sale of investment in an affiliate, net              -               -               -               -
                                                    ----------     -----------     -----------    ------------
Total other items                                          2.7             3.1             3.0             3.0
                                                    ----------     -----------     -----------    ------------
Net profit (loss) for the quarter                        (29.1)           (6.4)            3.7            11.0
                                                    ==========     ===========     ===========    ============

                                                                               NIS
                                                    ----------------------------------------------------------

NET (LOSS) PROFIT PER AN AMOUNT EQUAL TO
$1 OF THE PAR VALUE OF -
"C", "CC" and "CC1" preference shares                    (0.47)          (0.11)           0.10            0.20
"A" ordinary shares                                      (0.62)          (0.17)           0.02            0.14
Preferred ordinary shares                                (0.54)          (0.17)           0.02            0.14

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

MANAGEMENT AND BOARD OF DIRECTORS STATEMENT REGARDING ITS RESPONSIBILITY FOR THE ANNUAL REPORT

The Management of the Bank has prepared the annual report and is responsible for its reliability. This report includes financial statements prepared in accordance with generally accepted accounting principles and with the reporting principles and guidelines of the Supervisor of Banks, related supplementary data, as well as other information.

The preparation of the periodic financial statements, of necessity requires the use of estimates for the purpose of determining various amounts and items in the financial statements. Such estimates were prepared by the Bank's Management, using its best judgment.

In order to ensure proper standards for the Bank's financial reporting, Management maintains a comprehensive system of internal control for the purpose of ensuring that all the transactions effected by the Bank are properly authorized, that the Bank's assets are properly safeguarded and their integrity is ensured and that the accounting records provide a reliable basis for compilation of the financial statements. The system of internal control is, by its nature, limited in that, it provides only reasonable rather than absolute assurance as to its ability to detect and prevent errors and irregularities. The principle of reasonable assurance is based on the recognition that the decision of the amount of resources to be invested in operating the control procedures must be weighed against the benefit to be derived from such procedures.

The Board of Directors of the Bank, which in accordance with Section 92 of the Companies Law, is responsible for the financial statements and approval thereof, determines the accounting policy and supervises its application. It also determines the structure of the internal control system and supervises its functioning. The CEO is responsible for the Bank's current operations in the framework of the policies set by the Board of Directors and subject to its guidelines. Management of the Bank acts according to the policies set by the Board of Directors. The Board of Directors, through its committees, holds regular meetings with the Bank's Management as well as with the Internal Auditor and the Bank's independent auditors, in order to review the scope and results of their work.

The Bank's external auditors, Messrs. Somekh Chaikin, have audited the annual financial statements of the Bank, in accordance with generally accepted auditing standards, including those standards prescribed by the Auditors Regulation (Manner of Auditors' Performance) and certain auditing standards promulgated by the Institute of Certified Public Accountants in the USA, the use of which are mandatory under the provisions of the Supervisor of Banks. The purpose of their examination was to enable them to express an opinion regarding the extent to which these statements reflect the financial position of the Bank, the results of its operations, the changes in its shareholders' equity and its cash flows, in accordance with generally accepted accounting principles, and reporting procedures prescribed in directives and guidelines issued by the Supervisor of Banks. Pursuant to Section 170 of the Companies ordinance, the auditors are responsible to the Company and its shareholders for what is stated in their opinion in respect of the financial statements. The auditors' report is appended to the annual financial statements.

Furthermore, the information contained in the Board of Directors' Report and the Management Review (henceforth - the ancillary information) was given to the external auditors for their perusal, so that they might indicate whether there is any material inconsistency between the information contained in the financial statements and the ancillary information, or whether the ancillary information contains information which is materially inconsistent with evidence or other information brought to the attention of the auditors in the course of their examination. No such indication has been received from the external auditors. The auditors did not, for this purpose, employ any auditing procedures in addition to those which they considered necessary for the purpose of auditing the financial statements.



-----------------------      --------------------      ------------------
DR. RAANAN COHEN             URI GALILI                RIMON SHMAYA
Chairman of the Board        C.E.O.                    Comptroller


February 27, 2003

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                               FOR THE YEAR ENDED
                                DECEMBER 31, 2002

                                   Industrial Development Bank of Israel Limited

FINANCIAL STATEMENTS AS AT DECEMBER 31, 2002
--------------------------------------------------------------------------------


CONTENTS


                                                                            PAGE

Financial Statements -


Balance Sheets                                                               35


Statements of Income                                                         37


Statement of Shareholders' Equity                                            38


Statements of Cash Flows                                                     39


Notes to the Financial Statements                                            41


BALANCE SHEETS AS AT DECEMBER 31
--------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2002

                                                                            2002               2001
                                                                  --------------     --------------
                                                          NOTE      NIS MILLIONS       NIS MILLIONS
                                                     ---------    --------------     --------------

ASSETS

Cash and deposits with banks                                 2             248.3              739.1

Securities                                                   3              73.0              242.7

Credit to the public                                         4          11,117.8           12,458.5

Credit to governments                                        5             191.7              242.5

Investment in affiliates                                     6               0.9                1.4

Fixed assets                                                 7              10.3               13.1

Other assets                                                 8              52.8              208.0

Perpetual deposits with the Israeli Treasury                 9             815.3              813.9




                                                                  --------------     --------------

Total assets                                                            12,510.1           14,719.2
                                                                  ==============     ==============


-----------------------------------
Dr. Raanan Cohen - Chairman of the Board


-----------------------------------
Moshe Gavish - Director


-----------------------------------
Uri Galili - Chief Executive Officer

February 27, 2003


The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited


--------------------------------------------------------------------------------



                                                                            2002               2001
                                                                  --------------     --------------
                                                          NOTE      NIS MILLIONS       NIS MILLIONS
                                                     ---------    --------------     --------------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                                      10           1,316.2            4,430.0

Deposits of banks                                           11           2,518.1              926.7

Deposits of the Government                                               7,859.7            7,987.6

Perpetual deposit                                           12               0.1                0.1

Capital notes                                               13              35.9               35.8

Debentures                                                                     -                0.1

Other liabilities                                           14             159.2              281.3
                                                                  --------------     --------------

Total liabilities                                                       11,889.2           13,661.6

Non-participating shares                                    15             339.9              337.5

Shareholders' equity                                        16             281.0              720.1



                                                                  --------------     --------------

Total liabilities and shareholders' equity                              12,510.1           14,719.2
                                                                  ==============     ==============





The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF INCOME FOR THE YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2002

                                                                                    2002              2001               2000
                                                                            ------------      ------------       ------------
                                                                 NOTE       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                        -------------       ------------      ------------       ------------
Profit from financing operations
 before allowance for doubtful debts                               23               81.0             167.2              120.7
Allowance for doubtful debts                                        4C             409.5             126.9               31.8
                                                                            ------------      ------------       ------------
Profit (loss) from financing operations
 after allowance for doubtful debts                                               (328.5)             40.3               88.9
                                                                            ------------      ------------       ------------
OPERATING AND OTHER INCOME
Operating commissions                                              24               16.7              20.0               20.2
Gains (losses) from investments in shares                          25               (4.3)              2.2               13.6
                                                                            ------------      ------------       ------------
Total operating and other income                                                    12.4              22.2               33.8
                                                                            ------------      ------------       ------------
OPERATING AND OTHER EXPENSES
Salaries and related expenses                                      26               50.6              58.7               53.7
Expenses in respect of employee
 termination payments                                                               36.4                 -                  -
Maintenance and depreciation of premises
 and equipment                                                                      15.0              16.7               15.5
Other expenses                                                     27               20.1              19.4               17.4
                                                                            ------------      ------------       ------------
Total operating and other expenses                                                 122.1              94.8               86.6
                                                                            ------------      ------------       ------------
Operating profit (loss) before taxes on income                                    (438.2)            (32.3)              36.1
Taxes on income (tax benefit)                                      28               (0.4)              0.3                6.4
                                                                            ------------      ------------       ------------
Operating profit (loss) after taxes on income                                     (437.8)            (32.6)              29.7
                                                                            ------------      ------------       ------------
OTHER ITEMS
Special income from the Israeli Treasury, net                      30                6.5              15.2               14.6
Equity in earnings (losses) of affiliates, net
 of related tax                                                                    (0.5)             (3.4)                4.2
Gain on sale of investment in an affiliated
 company, net                                                                          -                 -                0.7
Capital gain, net                                                                    0.1                 -                  -
                                                                            ------------      ------------       ------------
                                                                                     6.1              11.8               19.5
                                                                            ------------      ------------       ------------
NET PROFIT (LOSS) FOR THE YEAR                                                    (431.7)            (20.8)              49.2
                                                                            ============      ============       ============

EARNINGS (LOSS) PER SHARE (SEE NOTE 1-O.)

                                             EARNINGS (LOSS) PER SHARE                             DIVIDEND PER SHARE
                                     ----------------------------------------       ------------------------------------------
                                         2002            2001            2000            2002            2001             2000
                                     --------       ---------       ---------       ---------       ---------       ----------
                                          NIS             NIS             NIS             NIS             NIS              NIS

Per an amount equal to
 US$1 of the par value
 of -

"C", "CC" and "CC1"
  preference shares                    (7.37)          (0.28)            0.92            0.14            0.32             0.33
"A" ordinary shares                    (7.51)          (0.63)            0.60               -               -                -
Preferred ordinary shares              (7.51)          (0.55)            0.66               -            0.06             0.06

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENT OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2002


                                                                                  ADJUSTMENTS
                                        SHARE     ACCUMULATED     ACCUMULATED            FROM
                                      CAPITAL   DIFFERENCE ON   DIFFERENCE ON    PRESENTATION
                                          AND     TRANSLATION     TRANSLATION   OF AVAILABLE-        RETAINED
                                      PREMIUM              OF              OF        FOR-SALE        EARNINGS           TOTAL
                                           ON   DOLLAR LINKED      CPI LINKED      SECURITIES    (ACCUMULATED    SHAREHOLDERS'
                                       SHARES        DEPOSIT*        DEPOSIT*   AT FAIR VALUE        DEFICIT)          EQUITY
                                     --------  --------------  --------------   -------------    ------------   -------------
                                                                          NIS MILLIONS
                                     ==============================================================================================
BALANCE AS OF JANUARY 1, 2000         1,222.4         (710.9)           190.7             2.2            30.0           734.4

CHANGES DURING 2000
Net profit for the year                     -               -               -               -            49.2            49.2
Adjustments from
 presentation of available-
 for-sale securities at
 fair value                                 -               -               -             0.4               -             0.4
Related tax effect                          -               -               -            (0.1)              -            (0.1)
Translation differences
 relating to a perpetual
 deposit linked to the CPI*                 -               -             9.5               -               -             9.5
Dividends on:
 - Preference shares                        -               -               -               -           (14.6)          (14.6)
 - Other shares                             -               -               -               -            (0.3)           (0.3)
                                     --------  --------------  --------------   -------------    ------------   -------------
BALANCE AS OF DECEMBER 31,
 2000                                 1,222.4          (710.9)          200.2             2.5            64.3           778.5

CHANGES DURING 2001
Net loss for the year                       -               -               -               -           (20.8)          (20.8)
Adjustments from
 presentation of available-
 for-sale securities at
 fair value                                 -               -               -             2.7               -             2.7
Related tax effect                          -               -               -            (0.4)              -            (0.4)
Translation differences
 relating  to a perpetual
 deposit linked to the CPI*                 -               -           (24.3)              -               -           (24.3)
Dividends on:
 - Preference shares                        -               -               -               -           (15.2)          (15.2)
 - Other shares                             -               -               -               -            (0.4)           (0.4)
                                     --------  --------------  --------------   -------------    ------------   -------------
BALANCE AS OF DECEMBER 31,
 2001                                 1,222.4          (710.9)          175.9             4.8            27.9           720.1

CHANGES DURING 2002
NET LOSS FOR THE YEAR                       -               -               -               -          (431.7)         (431.7)
ADJUSTMENTS FROM
 PRESENTATION OF AVAILABLE-
 FOR-SALE SECURITIES AT
 FAIR VALUE                                 -               -               -             0.1               -             0.1
TRANSLATION DIFFERENCES
 RELATING TO A PERPETUAL
 DEPOSIT LINKED TO THE CPI*                 -               -            (1.0)              -               -            (1.0)
DIVIDENDS ON PREFERENCE
SHARES                                      -               -               -               -            (6.5)           (6.5)
                                     --------  --------------  --------------   -------------    ------------   -------------
BALANCE AS OF DECEMBER 31,
 2002                                 1,222.4          (710.9)          174.9             4.9          (410.3)          281.0
                                     ========  ==============  ==============   =============    ============   =============


*  See Note 9 to the financial statements.

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31
-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2002

                                                                                    2002              2001               2000
                                                                          --------------    --------------     --------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                          --------------    --------------     --------------
CASH FLOWS GENERATED BY OPERATING ACTIVITIES:
Net profit (loss) for the year                                                    (431.7)            (20.8)              49.2
Adjustments to reconcile net profit (loss) to net cash flows generated by operating activities:
Bank's equity in undistributed losses of an
 affiliate, net of related taxes                                                     0.5               3.4                  -
Depreciation of equipment                                                            6.9               7.4                7.6
Allowance for doubtful debts                                                       409.7             126.9               32.5
Realized and non-realized loss on adjustment
 to fair value of trading securities                                                 2.1               0.6                0.2
Loss on write-down of available for sale debentures                                  3.2               1.5                  -
Gain on held to maturity securities                                                    -              (0.3)                 -
Gain on sale of available-for-sale securities                                       (0.9)             (4.2)             (12.4)
Gain on sale of investment in an affiliate net of related taxes                        -                 -               (0.7)
Capital gain                                                                        (0.1)                -                  -
Provision for severance pay and pensions, net                                       37.3               0.1                0.4
Inflationary erosion of deposit in connection with
 capital notes                                                                       0.2               0.6                1.5
Inflationary erosion of capital notes and perpetual deposit                         (0.2)             (0.6)              (1.5)
                                                                          --------------    --------------     --------------
Net cash inflow generated by operating activities                                   27.0             114.6               76.8
                                                                          --------------    --------------     --------------
CASH FLOWS GENERATED BY ACTIVITIES RELATED TO ASSETS:
Investment in affiliates                                                               -              (2.1)              (2.7)
Deposits with banks, net                                                            15.8              22.6               70.7
Trading securities, net                                                              6.1             (0.8)              (7.7)
Available-for-sale securities, net                                                 162.2               5.4              131.2
Purchase of held to maturity debentures                                             (2.9)            (16.6)                 -
Credit to the public, net                                                          951.6            (939.4)            (870.3)
Credit to governments, net                                                          51.0              33.4              (13.2)
Other assets, net                                                                  155.2             (96.9)             (58.7)
Dividend received from an affiliate                                                    -                 -               16.0
Acquisition of fixed assets                                                         (4.1)             (6.4)              (7.7)
Proceeds from sale of investment in an affiliate                                       -                 -              114.9
Proceeds from sale of fixed assets                                                   0.1                 -                  -
                                                                          --------------    --------------     --------------
Net cash inflow (outflow) generated by activities
 related to assets                                                               1,335.0          (1,000.8)           (627.5)
                                                                          --------------    --------------     --------------

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

-------------------------------------------------------------------------------

IN TERMS OF SHEKELS OF DECEMBER 2002

                                                                                    2002              2001               2000
                                                                            ------------      ------------       ------------
                                                                            NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                                            ------------      ------------       ------------
CASH FLOWS GENERATED BY ACTIVITIES RELATED TO
 LIABILITIES AND SHAREHOLDERS' EQUITY:
Redemption of capital notes                                                         (0.1)            (13.1)              (3.2)
Deposits of the public, net                                                     (3,113.8)            330.8            1,187.6
Deposits of banks, net                                                           1,591.4              60.9              (39.3)
Deposits of the Government, net                                                   (127.9)            425.6             (528.6)
Redemption of debentures                                                            (0.1)             (0.2)              (1.1)
Other liabilities, net                                                            (180.0)             83.8               52.3
Dividend paid to holders of participating shares                                    (6.5)            (15.6)             (14.9)
                                                                            ------------      ------------       ------------
Net cash inflow generated by activities
 relating to liabilities and shareholders' equity                              (1,837.0)             872.2              652.8
                                                                            ------------      ------------       ------------

INCREASE (DECREASE) IN CASH                                                       (475.0)            (14.0)             102.1
Balance of cash as at beginning of year                                            633.0             647.0              544.9
                                                                            ------------      ------------       ------------
BALANCE OF CASH AS AT END OF YEAR                                                  158.0             633.0              647.0
                                                                            ============      ============       ============

The accompanying notes are an integral part of the financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

         A.       GENERAL

         The financial statements have been prepared in accordance with directives and guidelines of the Supervisor of Banks in Israel regarding the preparation of financial statements of a banking institution.

         Due to increased withdrawals of deposits of the public during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor") on August 22, 2002, with a request for an extraordinary credit line.

         On August 26, 2002, the Bank of Israel issued a press release whereby the Prime Minister's Office, the Finance Ministry, and the Bank of Israel decided to implement a number of steps pertaining to the Bank. These steps included selling the assets and liabilities of the Bank to another bank, setting up a credit framework from the Bank of Israel for the Bank in order to bridge its liquidity problems, and against this credit framework, the agreement of the Finance Ministry that the State's deposits with the Bank would be subordinate to the public's deposits with the Bank and to the credit of the Bank of Israel, until the sale of the Bank's banking activity. On that very same day, August 26, 2002, the board of directors of the Bank resolved to approve the sale of the Bank's banking activity, to cooperate during the sales process so as to facilitate its implementation, and to direct Bank Management, as needed.

         On September 1, 2002, the Government decided on a course of action "the goal of which was to immediately stabilize the Bank and establish a feeling of certainty among the depositors, by guaranteeing the orderly operation of the Bank until the completion of the sale of its banking activity (asset and liability portfolio) (activity portfolio)". As part of this course of action, the Government resolved that "against the setting up of the credit framework by the Bank of Israel for the Bank, under clause 8 of the Banking Ordinance, in order to bridge the Bank's liquidity needs, as needed - the deposits of the State should be subordinated to the public's deposits currently held with the Bank or the credit of the Bank of Israel granted to repay deposits, all on the basis of the resolution of the board of directors of the Bank to sell its activity portfolio within a few months". The manner of the subordination under the aforementioned Government resolution was detailed in a letter of the Accountant General of the Finance Ministry dated September 4, 2002. The letter stipulates that the Government deposits with the Bank in respect of loans granted by the Bank to a certain company under the guarantee of the State of Israel (hereinafter
         - the "deposits"), up to the level of the credit granted by the Bank of Israel, would become subordinated deposits. According to the letter, the subordination would be relative to the liabilities of the Bank for the credit (principal only) granted by the Bank of Israel, such that, in the event that the total amount of the deposits falls below the total amount of the public's deposits with the Bank plus the aforementioned credit of the Bank of Israel (as long as they do not exceed NIS 4,162 million), the Government will not receive any amount from the Bank in respect of the current repayment of its deposits with the Bank. Should such an event occur, any normal repayment of the deposits will be considered as a repayment of the liabilities of the Bank toward the public's deposits and toward the credit of the Bank of Israel, and only after that would it be applied toward the repayment of the Bank to the State of Israel in respect of the deposits, until such time that the Government deposits will be equal in amount to the public's deposits and the credit of the Bank of Israel (not to exceed NIS 4,162 million). Upon the sale of the asset and liability portfolio of the Bank, all of the Banks liabilities to the Bank of Israel will be repaid and the subordination of the deposits will be cancelled upon the repayment.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         On September 9, 2002, the Governor notified the Bank as to his decision to place an extraordinary credit line at the disposal of the Bank, the major terms of which are as follows:

         - The Bank will be able to obtain the extraordinary credit from the Bank of Israel to the extent necessary to bridge the Banks liquidity needs to fulfill its banking obligations, including those toward its public depositors (not including liabilities of any kind to the Government).

         - In the initial phase, the amount of the extraordinary credit line (including repayment of the debit balance accrued to that date in the account of the Bank with the Bank of Israel) will be an amount of NIS 2 billion.

         - The credit under the extraordinary credit line will bear interest at the "Bank of Israel rate", plus 3% (charged quarterly), and the Bank will also have to pay a commission at an annual rate of 1% (charged monthly) in respect of the unutilized amount of the line. The "Bank of Israel rate" was, at that time, 9.1% per annum. On December 25, 2002, the Bank of Israel rate was lowered by 0.2% to 8.9% per annum.

         - The extraordinary credit line will expire on the earlier of May 10, 2003 or upon the sale of the Bank's banking activity. However, the Governor reserves the right to demand the earlier repayment of the line, or to cease any further utilization of the line.

         - The granting of the extraordinary credit line is subject to various conditions, among which is the placement of a pledge in favor of the Bank of Israel on all of the assets of the Bank, except for those assets to be agreed upon by the Bank and the Bank of Israel.

         On September 10, 2002, the Bank's board of directors decided to agree to the extraordinary credit line under the conditions stipulated by the Governor, but it subjected its decision to receipt of the approval of the general shareholders' meeting of the Bank to the placing of a pledge on the assets of the Bank and to the interest rate and liability commission set by the Governor in respect of the line.

         On October 8, 2002, the Governor announced his decision whereby at the time of the accounting for the interest on the extraordinary credit line at the end of December 2002, and after implementation of the Government's decision to sell the Banks asset and liability portfolio, the Bank of Israel will charge the Bank interest at the "Bank of Israel rate" plus 2% instead of plus 3%. However, if for any reason the sale of the portfolio is not completed, the additional amount above the "Bank of Israel rate" will remain 3%.

         On October 24, 2002, the general shareholders' meeting of the Bank approved the placing of the pledge on the Bank's assets in favor of the Bank of Israel and the interest rate and liability commission set by the Governor in respect of the extraordinary credit line.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         On November 14, 2002, the extraordinary credit line was actually granted to the Bank. The amount of the framework at that date was set at NIS 2.2 billion. Until then, the Bank refrained from signing a debenture that generated a pledge in favor of the Bank of Israel, since prior to signing, the Bank wanted to know what interest rate its debit balance with the Bank of Israel would bear from the initial generation (August 20, 2002) until the granting of the extraordinary credit line. On November 14, 2002, the Governor notified the Bank that the aforementioned debit balance would bear annual interest of 14.1% and the Bank signed the debenture in favor of the Bank of Israel, reserving its claim that the interest on the debit balance should be no higher than the interest on the extraordinary credit line.

         As a result of the decision of the Governor regarding the interest rate on the debit balance of the Bank with the Bank of Israel, the Bank was charged interest at a rate of 14.1% per annum, in a total amount of NIS
         51.6 million in respect of the period from August 20, 2002 through November 13, 2002. In addition to this charge, the Bank was charged interest in a total amount of NIS 3 million at an annual rate of 48% (adjusted interest - 61%) in respect of its liquidity requirement relating to the period prior to the granting of the extraordinary credit line. The Bank has reservations regarding this charge, but clarifications into this matter have not yet been completed.

         The total interest recorded from August 20, 2002 until December 31, 2002 in respect of the Bank's debit balance and in respect of the extraordinary credit line amounted to NIS 87.5 million.

         As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

         - Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.

         - The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

         - Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

         For further information regarding the pledge, see Note 17 to the financial statements.

         The balance of the extraordinary credit line from the Bank of Israel including accrued interest is, as of December 31, 2002, in an amount of NIS 2,131 million. ON February 25, 2003, the balance was NIS 2,238 million.

         Since the Bank utilized the entire extraordinary credit line allocated to it, the Bank recently requested from the Governor to expand the line. To date, such expansion has not been approved by the Governor. As a result, the Bank's account with the Bank of Israel as of February 25, 2003 stands at a debit balance of NIS 40 million, in respect of which the Bank of Israel currently charges the Bank interest at an annual rate of 48%. This debit balance may increase in the event that the expanded extraordinary credit line requested by the Bank is not settled.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         On November 13, 2002, the board of directors of the Bank approved the draft of the sale and the principles of the sale of the Bank's asset and liability portfolio. The asset portfolio offered for sale by the board of directors included credit granted to the public, credit to governments, and real assets, in a balance sheet value as of December 31, 2002 of NIS 4.3 billion. The liability portfolio included deposits of the public, banks and the Israeli government in a total balance sheet value, as of December 31, 2002, of NIS 2.5 billion. The assets not offered for sale (comprised mainly of loans guaranteed by the State of Israel to a certain company and the perpetual deposit with the Finance Ministry) had a balance sheet value, as of December 31, 2002, of NIS 8.2 billion, while the liabilities not offered for sale (comprised mainly of State deposits for granting the aforementioned loans and the credit line of the Bank of Israel) had a balance sheet value, as of December 31, 2002, of NIS 9.4 billion. The sale was approved as an "all or nothing" sale, to one or more purchasers, but the board of directors clarified its position that the approval does not reject the possibility of having the sale take on some other form, should it become clear during negotiations with potential purchasers that through a different kind of sale, the Bank may receive a higher consideration for the portfolio it is selling. Under the format of the approved sale, the "proposal documents" were supposed to be distributed to the parties competing for the purchase by December 20, 2002. On that same date, the "information room" was supposed to have been opened. As a result of the aforementioned approval of the board of directors, the Bank contacted other banks that it viewed as potential purchasers of its asset and liability portfolio, in order to discuss their participation in the sales process. The initial contacts of the Bank and the succeeding deliberations did not bear fruit, and the information room that was opened by the Bank was closed at the end of January 2003, without even one of the aforementioned banks requesting to enter the room in order to perform a due diligence.

         After the board of directors received a report on the difficulties in carrying out the sale of the Bank's asset and liability portfolio as an "all or nothing" sale, the board reached the conclusion that it should entertain other alternatives to the sale. At its meeting of February 27, 2003, the board adopted the proposed "run-off" plan prepared by Zinger Barnea and Co. Ltd. and by Fahn Kanne Consultants Ltd. The components of the Run-off plan which was adopted, include, among other things, a supervised sale of the Bank's credit assets, by way of collection (in accordance with maturity dates) of some of the credit, and a segmented sale of some of the other credit, to be conducted over a 4-year period, a significant reduction in manpower and in operating expenses, and the continued granting of the extraordinary credit line by the Bank of Israel. In accordance with the economic evaluation of the parties who prepared the plan, the cost of implementing the run-off plan, including the sale of the credit, will be significantly less than the expected discount on the "all or nothing" and short-term sale of the Bank's asset and liability portfolio.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         A.       GENERAL (CONT'D)

         In addition, the board also decided in the same meeting to approve the expanded and detailed efficiency plan formulated by the management of the Bank. The plan includes extensive cutbacks (beyond those already decided upon in the past and currently being implemented) in operating expenses and manpower, including termination and reduction in banking services unrelated to the collection of debts. This plan is fully integrated with the run-off plan and is an integral part thereof, as it paves the way and sets the stages in which the cuts in operating expenses will be made as part of the run-off plan. In view of the existing decisions of the State authorities regarding the matters of the Bank, and in view of the floating charge the Bank placed on its assets in favor of the Bank of Israel, and the dependency of the Bank on the continuation of the extraordinary credit line of the Bank of Israel, the Bank will have to obtain the agreement and the cooperation of the State authorities for the run-off plan in order to guarantee its success. To further this end, the Bank maintains ongoing contacts with those authorities. In accordance with the run-off plan and the complimentary efficiency plan, the Bank will refrain from granting new credit and its activities will concentrate on collection and sale of the existing credit.

         As a result of the developments of the third quarter of 2002, there was a significant reduction in deposits from the public. The balance of the public's deposits with the Bank as of December 31, 2002 was NIS 1,316 million, compared with NIS 3,666 million on June 30, 2002, and NIS 4,430 million on December 31, 2001. On February 25, 2003, the balance amounted to NIS 1,066 million.

         The ability of the Bank to repay its liabilities and its future operating format are contingent on the continued existence of the extraordinary credit line from the Bank of Israel and the implementation of the run-off plan.

         The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed if the Bank is unable to continue its business activities as a banking institutions in its present format.


         B.       FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES

         (1)      General

                  The financial statements have been prepared on the basis of historical cost adjusted for changes in the general purchasing power of the Israeli currency.

                  The adjusted values of the non-monetary assets do not purport to reflect their real economic value but rather their historical cost adjusted to reflect the changes in the general purchasing power of the Israeli currency.

                  In the adjusted financial statements the terms "cost" and "net asset value" mean "adjusted cost" and "adjusted net asset value".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         B.       FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

         (1)      General (cont'd)

                  All comparative data for prior periods (including amounts of monetary items) are also stated in terms of shekels of December 31, 2002.

                  Condensed financial statements in nominal historical values, which served as the basis for the adjusted statements, are presented in Note 33.

                  See Note 1P(2) below regarding the discontinuance of the adjustment of financial statements beginning from January 1, 2004.

         (2)      Principles of adjustment

                  (a)      Balance sheet

                           Monetary items are stated in the adjusted balance sheet at their historical values.

                           Non-monetary items (such as fixed assets, investment in shares, deferred income, prepaid expenses and share capital) are adjusted on the basis of the changes in the Consumer Price Index (hereinafter -
                           CPI) from the index in respect of the month of the transaction to the index published in respect of December 2002.

                           The net asset value of the investment in affiliates is based on the adjusted financial statements of such affiliates.

                  (b)      Statement of income -

                           The statement of income items were adjusted on the basis of the adjustment of monthly income statements in nominal values, as follows:

                           -        Income and expenses arising from
                                    non-monetary items have been adjusted on the basis of specific indices applied in the adjustment of the related balance sheet items.

                           - Other income and expenses, after offsetting the adjustment of the opening monthly balances of the related assets and liabilities, except for balances of items in the non-linked shekel sector, have been adjusted from the index in respect of that month to the index in respect of December 2002. In the non-linked shekel sector, the offsetting of the asset and liability balances was computed on the basis of the average daily balances for the month.

                           - See J below regarding income and expenses related to derivative financial instruments.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         B.       FINANCIAL STATEMENTS IN INFLATION ADJUSTED VALUES (CONT'D)

         (2)      Principles of adjustment (cont'd)

                  (b)      Statement of income - (cont'd)

                           - The specific allowance for doubtful debts has been adjusted from the index of the date the debt was determined to be doubtful to the index in respect of December 2002.

                           - Tax expenses for the current year include the erosion of tax payments from the date of payment to the date of the financial statements.

                           -        The Bank's equity in the results of
                                    operations of affiliates was determined on the basis of the adjusted financial statements of those affiliates.

                           - See (c) below in respect of income from a special deposit with the Israeli Treasury, related to the participating share capital.

                  (c)      Statement of shareholders' equity -

                           The difference generated until May 6, 1996 between the adjustment of the special deposit with the Israeli Treasury which, up to May 6, 1996, was linked to the US dollar, in respect of the participating preference shares similarly linked to the US dollar, and the adjustment of the said deposit on the basis of the CPI, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of a dollar linked deposit" (see Note 9).

                           The difference generated from May 7, 1996, between the special deposit with the Israeli Treasury, linked from that date to the CPI (which in no event will be less than its dollar value as it was on October 1,
                           1987) and the revaluation of the non-participating shares linked to the exchange rate of the dollar, is reflected in the statement of shareholders' equity in the item entitled "Accumulated difference on translation of CPI linked deposit" (see Note 9).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         C.       EXCHANGE RATES AND LINKAGE

         (1) Assets and liabilities denominated in, or linked to, foreign currency, except for investments in securities, are stated on the basis of the representative exchange rates, published by Bank of Israel, in effect on balance sheet date or on a date relevant to the particular transaction.

         (2) Assets and liabilities linked to the CPI are stated according to the contractual linkage terms of each balance.

         (3) Assets and liabilities which are optionally linked to the CPI or to foreign currency, and those which are optionally linked to the CPI or earn additional interest instead of being linked to the CPI, are stated in the financial statements using the relevant basis under the terms of the respective transactions.

         (4) Interest and linkage differences accrued in respect of assets and liabilities are included in the balance sheet under the items to which they relate.

         (5) Following are details of exchange rates and the CPI and the rates of change therein:


                                                DECEMBER 31                                   RATE OF CHANGE DURING
                                  -------------------------------------------      ------------------------------------------
                                         2002            2001            2000            2002            2001            2000
                                  -----------      ----------     -----------      ----------      ----------       ---------
                                                                                           %               %               %
                                                                                   ----------      ----------       ---------
         Representative
          exchange rate
          of US$1
          (in NIS)                      4.737           4.416           4.041             7.3             9.3           (2.7)

         CPI in points
          for:
          December                      182.0           170.9           168.5             6.5             1.4               -

          November                      182.5           171.1           168.7             6.7             1.4             0.1

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         D.       SECURITIES

         Securities are classified into three groups and the principles of measurement are prescribed to each group as follows:

         HELD TO MATURITY DEBENTURES

         Such debentures are stated at their amortized value as of balance sheet date. Such value represents the nominal value plus linkage increments and interest accrued since acquisition. It also includes the unamortized discount or premium, generated upon acquisition. Income from held to maturity debentures is recognized on the accrual basis.

         AVAILABLE FOR SALE SECURITIES

         Such securities are stated at their fair value. Income therefrom is recognized on the accrual basis. The difference between the fair value and adjusted value of available for sale securities, net of the related tax effect, is recorded as a capital reserve. Unquoted shares are stated at their adjusted value.

         TRADING SECURITIES

         Such securities are stated at their fair value, and income resulting from such adjustment is recognized on a current basis. The fair value of securities for trading is determined based on their stock market prices as of balance sheet date.


         E.       ALLOWANCE FOR DOUBTFUL DEBTS

         The financial statements include specific allowances for doubtful debts, which, in Management's opinion, present fairly the expected loss on the credit portfolio, including off-balance sheet credit.

         In determining the adequacy of the allowances, Management based itself upon the evaluation of the risk involved in the credit portfolio using available information on the customers' financial standing, volume of activity, past record and adequacy of the security received.

         The directives of the Supervisor of Banks require that, commencing with 1992, banks include, in addition to the specific allowance for doubtful debts, a supplementary allowance for doubtful debts, which replaces the general allowance which had been required up to that time. The supplementary allowance for doubtful debts is based upon excessive credit balances, measured according to specified quality characteristics of the credit portfolio, as provided in the directives of the Supervisor of Banks.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         E.       ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

         In accordance with the aforementioned requirements, a portion of the general allowance, as of December 31, 1991, equal to 1% of the total debt to which it was related at that date, is to be maintained in inflation adjusted values.

         On September 10, 2001, the Supervisor of Banks issued a circular instructing the banks to record a special allowance for doubtful debts in addition to the existing allowances.

         In accordance with the circular the banks are required to record, no later than December 31, 2001, a special allowance for doubtful debts of an aggregate amount calculated on balances as of June 30, 2001 which is no less than the total of 0.15% of the assets at risk (as defined in the circular), 1% of the credit under special supervision and 2.5% of the problematic debts less credit under special supervision.

         The circular provided that the special allowance will not be included in the capital of the bank in the calculation of the minimum capital ratio and that deferred taxes are not to be included in respect thereto.

         The amount of the special allowance resulting from the instructions of the circular was NIS 28.5 million as of December 31, 2001.

         In accordance with the circular, a bank that has recorded in any certain year, beginning from 2000, irregular specific allowances for doubtful debts (as defined in the circular) in comparison with the specific allowances it recorded in prior years, will be allowed to request from the Supervisor of Banks to reduce the special allowance. Given the increase in specific allowances in 2001 the Supervisor of Banks agreed to exempt the Bank from recording a special allowance for doubtful debts.

         The aggregate balance of the general allowance and the supplementary allowance for doubtful debts in accordance with the directives of the Bank of Israel, as of December 31, 2002, constitutes 1.88% of the public credit risk, which includes credit risk and off-balance sheet risk less credit covered by security that is allowed to be deducted for purposes of individual borrower and group of borrowers limitations (December 31, 2001 - 1.07%).

         The Bank's policy is not to write-off doubtful debts until all collection efforts, with respect thereto, have been exhausted. If Management concludes that recovery of a debt is no longer possible, then cases involving significant amounts are brought before the authorized bodies of the Bank, which decide upon their being written-off.


         F.       INVESTMENTS IN AFFILIATED COMPANIES

         (1) The investments in affiliated companies are presented in the financial statements by the equity method of accounting.

         (2) In 2000 the Bank sold its shares in an affiliated company. The gain on the sale is stated net of the related tax effect.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         G.       FIXED ASSETS

         Fixed assets are stated at cost net of accumulated depreciation. Depreciation is calculated using the "straight-line" method, at rates deemed adequate to write off the assets over their estimated useful lives.


         H.       CONTINGENT LIABILITIES

         Adequate provisions have been made in respect of claims which, in Management's estimation, based on the opinion of legal counsel, will not be rejected or canceled.


         I.       BASIS OF RECOGNITION OF INCOME AND EXPENSES

         (1)      Income and expenses are recognized on the accrual basis.

         (2) Income and expenses with respect to securities for trading and derivative financial instruments defined as other transactions are stated at their fair value.


         J.       DERIVATIVE FINANCIAL INSTRUMENTS

         As part of the Bank's policy for the management of its assets and liabilities, which is intended to monitor exposure to financial risks, the Bank executes transactions in derivative financial instruments. These instruments include, among others, forward exchange contracts, options, etc., which are intended, primarily, to hedge against exposure to changes in linkage bases and foreign currency exchange rates.

         Pursuant to the directives of the Supervisor of Banks, transactions in derivative financial instruments are classified into four categories:

         (1)      Non-risk intermediation transaction

                  Transaction in a derivative financial instrument with respect to which the Bank is not a party. Income from this type of transaction is classified as income from operating commissions.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         J.       DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

         (2)      Intermediation transaction involving risk

                  Transactions in a derivative financial instrument executed by the Bank with one party, in which immediately following its execution and no later than the same business day, the Bank enters into a counter transaction in an identical derivative financial instrument with another party. Income from this type of transaction is classified as financing income and is recognized over the period of the transaction. Assets and liabilities deriving from this type of transaction are measured according to their fair value so that the balance of the asset is equal to the balance of the liability.

         (3)      Hedging transaction

                  Transaction in a derivative financial instrument with respect to which a number of conditions exist, mainly that: the derivative financial instrument is intended to hedge a specific balance sheet transaction and that there is a correlation between the fair value of the item being hedged and opposite changes in the fair value of the derivative financial instrument. Net financing income or expenses with respect to hedging transactions are recorded in correspondence with the recording of the income or expense for the balance sheet transaction and in the same income or expense item.

         (4)      Other transaction

                  Transaction in a derivative financial instrument, which was not classified as a intermediation or a hedging transaction. Assets and liabilities deriving from other transactions are measured according to their fair value as of the date of report. Changes in the fair value of the other transactions are recorded as other financing income and expenses.

         In accordance with the criteria described above the derivative financial instruments were defined as intermediation transactions involving risk and as other transactions.

         See P below with respect to the future accounting treatment of derivative financial instruments.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         K.       OFFSETTING OF FINANCIAL INSTRUMENTS

         Pursuant to the directives, amounts of designated deposits, the repayment of which to the depositor is contingent on the collection of the loans granted therefrom, are offset against the amounts of the related loans and, therefore, are not reflected in the balance sheet. Income earned from such collection-based loan operations is classified as operating commissions.
         In accordance with the instructions of the Supervisor of Banks, assets and liabilities in respect of financial instruments with the same counter party are set-off against one another and presented net in the balance sheet when the following conditions are fulfilled:

         (1) In respect of such liabilities the Bank has the legal right to enforce the set-off of the liabilities from the assets.

         (2) The Bank intends to pay the liabilities and realize the assets on a net basis or at the same time.


         L.       TAXES ON INCOME

         The provision for taxes on the income of the Bank, which is defined as a "financial institution" for Value Added Tax (hereinafter - VAT) purposes, includes VAT on profit in accordance with the Value Added Tax Law. VAT levied on salaries paid by financial institutions is included in the statement of income under "Salaries and related expenses". In 2002, "salaries and related expenses" included a provision in respect of salary tax receivable, due to losses for purposes of profit taxes.


         M.       STATEMENT OF CASH FLOWS

         Cash flows from activity in assets and liabilities are shown net, except for securities, fixed assets, investments in affiliates, in capital notes and in debentures. "Cash", for purposes of the cash flow statement, includes cash and bank deposits for an initial period not exceeding three months.


         N.       USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from such estimates.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         O.       EARNINGS PER SHARE

         Earnings per share have been computed on the basis of the number of outstanding participating shares, which remained unchanged during the reported years. In view of the fact that the share capital of the Bank is composed of several classes of shares, a situation which does not allow for a fair comparison of the per share data of the various classes of shares, and as certain of these classes of shares are linked to the US dollar while other classes participate in earnings on an equal basis with the linked shares, the per share earnings data is given in relation to an amount which equals US$1 of the par value of the shares, at the base exchange rate to which they are linked.


         P. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION

         1. Implementation of the directives of the Supervisor regarding derivative instruments and hedging activities.

                  On January 17, 2000, the Supervisor of Banks issued a directive regarding "accounting for derivative instruments and hedging transactions" (hereinafter - "the Directive") which was based on the guidelines stipulated in U.S. accounting standard FAS 133, "Accounting Principles and Reporting of Derivative Instruments", including certain derivative instruments inserted into other contracts (hereinafter - "hosting contracts") and regarding hedging activities. The effective date for implementation of the Directive was set for the quarter ended March 31, 2002. In June 2000, FAS 138 was issued, amending the principles stipulated in FAS 133 regarding measurement and disclosure of derivative financial instruments and hedging activities. To adjust the directives of the circular to the accounting principles as stipulated in FAS 138, the Supervisor of Banks issued corrections to the Directives on January 1, 2001. On February 18, 2002, the Supervisor of Banks issued a directive postponing the effective date of the Directives to the quarter ending March 31, 2003.

                  In the financial statements of banking corporations presented for the quarter ending March 31, 2003 and thereafter, a banking corporation shall recognize all derivative instruments as assets or liabilities in the balance sheet on the basis of their fair value. The change in the fair value of a derivative instrument should be reported in the statement of income or included as part of shareholders' equity as a component of "other overall income" (depending on the designation of the derivative instrument). The change in the fair value of derivatives which hedge against exposure to changes in the fair value of an asset, liability or strong commitment, should be recognized on an ongoing basis in the statement of income, together with the change in the fair value of the hedging item that can be related to the hedged risk.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         P. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION (CONT'D)

                  The accounting treatment for changes in the fair value of derivatives that hedge against exposure to changes in the cash flows generated by an asset, liability or forward transaction, depends on the effectiveness of the hedging ratio.

                  - The effective part of the change in the fair value of the derivative, designated to hedge a cash flow is first reported in shareholders' equity (not on the statement of income) as a component of other overall income and, subsequently, when the forward transaction affects the statement of income, it should be reclassified to the statement of income.

                  - The ineffective part of the change in the fair value of the derivative so designated should be immediately reported in the statement of income.

                  - A gain or loss on a derivative not designated as a hedging instrument should be reported in the statement of income on an ongoing basis.

                  The Directive is to be implemented for the first time in the period beginning January 1, 2003. The Directive states that the change is to be applied by way of cumulative effect as at the beginning of that year. The effect on the Bank's financial statements as of January 1, 2003 is immaterial in amount.

         2. During the year 2001 the Israel Accounting Standards Board published Accounting Standard No. 12 on "Discontinuance of Adjustment of Financial Statements". Pursuant to this standard, commencing January 1, 2003, the adjustment to inflation of financial statements will be discontinued. In December 2002, the Israel Accounting Standards Board issued Standard No. 17 which stipulates that implementation of Standard No. 12 will be postponed to January 1, 2004. Therefore, financial statements will no longer be adjusted as from January 1, 2004. Until December 31, 2003, the Bank will continue to prepare inflationary-adjusted financial statements in accordance with the directives of the Supervisor of Banks, on the basis of the principles of the opinions of the Institute of Certified Public Accountants in Israel.

         3. In August 2002, the Israeli Accounting Standards Board issued Standard No. 14, which deals with financial reporting for interim periods. The standard stipulates the minimum requirements for disclosure of information in the financial reporting of interim periods, including the required disclosure in the notes to the financial statements, and the guidelines for recognition and measurement that must be implemented therein.

                  Standard No. 14 applies to the financial statements of periods commencing on January 1, 2003 and thereafter. The effect of the new standard on the results of operations, the financial position, and the cash flows of the Bank is not expected to be material.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 1 - SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONT'D)

         P. DISCLOSURE OF THE EFFECT OF NEW ACCOUNTING STANDARDS IN THE PERIOD PRIOR TO THEIR APPLICATION (CONT'D)

         4. In February 2003, the Israeli Accounting Standards Board issued Standard No. 15, which deals with a decline in asset value. The standard stipulates the procedures to be implemented by the corporation in order to ensure that the assets in the consolidated balance sheet are not presented at amounts higher than their recoverable value. Such value is the highest between the net selling price and the present value of the estimated future cash flows expected to be generated from the use of the asset plus its realization value. The Standard also stipulates principles of presentation and disclosure regarding assets which have declined in value. The standard is applicable to the financial statements of periods commencing on or after January 1, 2003. In the opinion of the Bank, the effect of the new standard on the results of operations and the financial position is not expected to be material.



NOTE 2 - CASH AND DEPOSITS WITH BANKS

         COMPOSITION:

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------

         Cash and deposits with Bank of Israel (*)                                                   115.9              416.5
         Deposits with commercial banks                                                              109.1              305.8
         Deposits in special banking institutions                                                     23.3               16.8
                                                                                              ------------       ------------
         Total                                                                                       248.3              739.1
                                                                                              ============       ============
         Including cash, deposits with Bank of Israel
          and with banks for an initial period not
          exceeding three months                                                                     158.0              633.0
                                                                                              ============       ============


         (*) This serves as security for deposits received from the Bank of Israel - see also Note 17, below.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 3 - SECURITIES

         A.       COMPOSITION

                                                                       DECEMBER 31, 2002
                                       --------------------------------------------------------------------------------------------

                                                                              UNREALIZED        UNREALIZED
                                                              ADJUSTED        GAINS FROM       LOSSES FROM
                                           CARRYING               COST    ADJUSTMENTS TO    ADJUSTMENTS TO               FAIR
                                              VALUE      (SHARES-COST)        FAIR VALUE        FAIR VALUE          VALUE (*)
                                       ------------      -------------    --------------    --------------        -----------
                                                                          NIS MILLIONS
                                       --------------------------------------------------------------------------------------------
         HELD TO MATURITY
          DEBENTURES
         Other debentures                      19.8               19.8                 -                 -               19.8
                                       ------------      -------------    --------------    --------------        -----------
         AVAILABLE-FOR-
          SALE SECURITIES
         Government bonds                       0.1                0.1                 -                 -                0.1
         Other debentures                      13.1               14.6               1.0             (2.5)               13.1
         Shares of others                      40.0               32.9               7.2             (0.1)          (**) 40.0
                                       ------------      -------------    --------------    --------------        -----------
         Total available-
          for-sale securities                  53.2               47.6         (***) 8.2       (***) (2.6)               53.2
                                       ------------      -------------    --------------    --------------        -----------
         Total securities                      73.0               67.4               8.2             (2.6)          (**) 73.0
                                       ============      =============    ==============    ==============        ===========


                                                                       DECEMBER 31, 2001
                                       --------------------------------------------------------------------------------------------
                                           CARRYING           ADJUSTED        UNREALIZED        UNREALIZED               FAIR
                                              VALUE               COST        GAINS FROM       LOSSES FROM          VALUE (*)
                                                         (SHARES-COST)    ADJUSTMENTS TO    ADJUSTMENTS TO
                                                                              FAIR VALUE        FAIR VALUE
                                       ------------      -------------    --------------    --------------        -----------
                                                                          NIS MILLIONS
                                       --------------------------------------------------------------------------------------------
         HELD TO MATURITY
          DEBENTURES
         Other debentures                      16.9               16.9                 -                 -               16.9
                                       ------------      -------------    --------------    --------------        -----------
         AVAILABLE-FOR-
          SALE SECURITIES
         Government bonds                     166.2              161.6               4.6                 -              166.2
         Other debentures                      19.6               18.7               1.1             (0.2)               19.6
         Shares of others                      31.8               31.8                 -                 -          (**) 31.8
                                       ------------      -------------    --------------    --------------        -----------
         Total available-
          for-sale securities                 217.6              212.1         (***) 5.7       (***) (0.2)              217.6
                                       ------------      -------------    --------------    --------------        -----------
         TRADING SECURITIES
         Trading shares
          of others                             8.2                7.6        (****) 0.7      (****) (0.1)                8.2
                                       ------------      -------------    --------------    --------------        -----------
         Total securities                     242.7              236.6               6.4             (0.3)         (**) 242.7
                                       ============      =============    ==============    ==============        ===========


         (*) Fair value data are based, generally, on stock market prices, which do not necessarily reflect the price which would be received on the sale of a large quantity of shares.

         (**) Includes shares, the fair value of which is not readily determinable, which are stated at cost in the amount of NIS
                  30.8 million (December 31, 2001 - NIS 26.2 million).

         (***) Included in shareholders' equity in the category "adjustment from presentation of available-for-sale securities at fair value".

         (****)   Included in the statement of income.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 3 - SECURITIES (CONT'D)

         B. See Note 17 below, with respect to lien on Government bonds as security for credit received from the Bank of Israel.


         Note: For detail regarding results of investments in debentures - see Note 23E, and for detail regarding results of investments in shares - see Note 25.



NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (*)

         A.       COMPOSITION

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         Credit                                                                                   11,199.0           12,518.4
         Liabilities of customers for acceptances                                                      2.8               13.7
                                                                                              ------------       ------------
         Total credit                                                                             11,201.8           12,532.1
         Less - general and supplementary allowance for
          doubtful debts*                                                                             84.0               73.6
                                                                                              ------------       ------------
         Total                                                                                    11,117.8           12,458.5
                                                                                              ============       ============


         (*) The specific allowance for doubtful debts was deducted from the relevant categories.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)(*)

         B.       CREDIT TO THE PUBLIC INCLUDES:

         1. CREDIT TO PROBLEMATIC BORROWERS(**) WHICH ARE NOT INCLUDED IN THE AGRICULTURAL SECTOR AND ARE NOT MUNICIPALITIES


                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         a.       Non income bearing credit to problematic borrowers (***)-
                  Non-linked Israeli currency                                                        314.3              222.3
                  Israeli currency linked to the CPI                                                 167.9               84.4
                  Denominated in or linked to foreign currency                                        83.3               85.1
                                                                                              ------------       ------------
                                                                                                     565.5              391.8
                                                                                              ============       ============
         b.       Credit restructured during the year, without waiver of income-
                        Israeli currency linked to the CPI                                            15.2                2.7
                        Non-linked Israeli currency                                                   13.3               21.8
                        Denominated in or linked to foreign currency                                   2.2               16.7

         c.       Credit temporarily in arrears                                                      130.7               54.8
                  Interest income recognized in respect thereof                                        5.8                4.9

         d.       Credit under special supervision                                                   337.7              521.0





         (*) The specific allowance for doubtful debts was deducted from the relevant categories.

         (**) The balance of problematic debts, less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

         (***) The balance includes an amount of NIS 25.6 million in respect of a loan granted by the Bank to one of its customers to purchase shares in the communications industry, as part of a consortium of a number of banks. The purchased shares served as a pledge to secure the loan as "non-recourse". After the customer defaulted on the loan, the court appointed a receiver, at the request of the consortium of banks, to realize the pledge - the shares of the company that was acquired, as above.

                  The Supervision of Banks made it clear that if the aforementioned shares were not sold by the receiver until June 30, 2003, then the Supervision of Banks intended on instructing the Bank "to adjust the debt as of that same date, taking into consideration the market value of the shares as of the day of the report".

                  Immediately prior to the publication of the financial statements, the market value of those shares was NIS 5.2 million less than the value of the debt on the books of the Bank. It is noted that according to a valuation obtained by the Bank, the value of those shares was NIS 1.9 million to NIS
                  6.0 million more than the value of the debt on the books of the Bank.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         B.       CREDIT TO THE PUBLIC INCLUDES: (CONT'D)

         2.       CREDIT TO KIBBUTZIM (*) INCLUDED IN THE KIBBUTZ DEBT
                  ARRANGEMENT

         In 1991, the Bank joined the Kibbutz Debt Arrangement, signed in 1989 by the banks, the Government and the Kibbutz movements. This Arrangement includes the implementation of a rehabilitation program prepared by the borrowers, the waiver by the Bank of part of the loans granted by it, Government grants designated for the early repayment of a part of the Kibbutz debts, and a rescheduling of another portion of the debts for a period of up to 25 years, in respect of which the Government provided less costly financing which leaves the Bank with a margin of 2% p.a.

         During 1991 through 1996, the Bank received from the Government the grants under the Kibbutz Arrangement of 1989, designated for the early repayment of the Kibbutz debts, as noted above, and reduced the outstanding Kibbutz debt accordingly. Furthermore, the Bank also received from the Government, the deposits required for the rescheduling of part of the Kibbutz debts in accordance with the Bank's proportionate share of the overall arrangement.

         In 1993, the Bank commenced the implementation of the Arrangement at the individual Kibbutz level for some Kibbutzim, reflecting the results thereof on its books.

         During 1996, a supplementary arrangement was signed by the banks, the Government and the Kibbutz movements for the arrangement of the debts of the Kibbutzim. In April 1999, an amendment to the supplementary arrangement was signed by the said parties. The main principles of the supplementary arrangement, including the amendment thereto, are as follows:

         - The arrangement relates to a part of the Kibbutzim and organizations included in the first arrangement, in respect thereof it has become evident that after full execution of the financial arrangement contemplated by the first arrangement, debts remain regarding which the repayment ability envisioned, with respect thereto, under that agreement, does not allow them to fulfill their obligations (the "Balloon" debt). Such "Balloon" debt is to be written off.

         - In respect of most of the "Balloon" debts, the writing off shall be covered as to 65% from bank sources and as to 35% from Government sources.

         - Kibbutzim will assign part of their rights in land to the Israel Lands Administration. Upon each Kibbutz joining the arrangement, its land, which was found in the land survey to have an alternative value compared to agricultural use, will revert to the Israel Lands Administration, without attaching to it an obligatory price tag. A caveat is to be registered in favor of the banks with respect to such land. In the future, when the land is sold, that part of the net proceeds to be received, which represents the value of the original rights of the Kibbutz in the land, will be paid over to the banks and the Government in proportion to their share in the writing off of the debt, as stated above. The funds transferred by the Government for the purpose of the writing off of the debts of each Kibbutz, as stated above, are conditional upon the consent of each individual Kibbutz to the said arrangement and its subsequent joining to the supplementary arrangement, including the transfer of its land to the Israel Lands Administration. The abovementioned payments will be made in five annual installments: the first immediately upon the transfer and the balance to be linked to the CPI with annual interest at a rate of 1.5%.

         (*) Including industrial enterprises and other organizations related to the Kibbutz sector.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         2. CREDIT TO KIBBUTZIM (*) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT (CONT'D)

         - Until the real estate Kibbutzim join the supplementary arrangement on the basis of the said land arrangement, a Kibbutz , at its own initiative, may enter into interim property transactions, the consideration for which, whether in cash or cash equivalents, will partially or fully serve as a substitute to the said land arrangement. The "Balloon" debt balance of a potential real estate Kibbutz which is not repaid by the proceeds of such interim transactions or land arrangement, will be treated in accordance with the financial arrangement, as mentioned above.

                  In the opinion of the Bank, uncertainty exists in view of the above, as to the real estate proceeds anticipated in the said arrangement.

                  The Bank has made provisions for doubtful debts for all the amounts it considered necessary in light of that mentioned above.

         COMPOSITION OF CREDIT TO THE AGRICULTURAL SECTOR

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         Communal settlements (kibbutzim) including
          regional enterprises and organizations                                                     431.5              524.7
         Cooperative settlements (moshavim)                                                           41.6               52.1
                                                                                              ------------       ------------
         Total credit for kibbutzim and moshavim                                                     473.1              576.8

         Private agriculture                                                                           7.8               11.9
                                                                                              ------------       ------------
         Total credit to the agricultural sector                                                     480.9              588.7
                                                                                              ============       ============


(*) Including industrial enterprises and other organizations related to the Kibbutz sector.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         2. CREDIT TO KIBBUTZIM (**) INCLUDED IN THE KIBBUTZ DEBT ARRANGEMENT (CONT'D)

         CREDIT (*) TO THE AGRICULTURAL SECTOR (**) INCLUDES:

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------

         a.       Non income bearing loans to problematic borrowers -
                  Israeli currency linked to the CPI                                                  33.1               44.1

         b.       Restructured credit to borrowers-

                  1.       Credit restructured during the current
                            year with waiver of income -
                           Israeli currency linked to the CPI                                         14.4               39.2
                           Average repayment period (years)                                            5.5                6.0
                           Expected interest margin from the credit                                     2%                 2%

                  2.       Credit restructured in prior years
                            with waiver of income -
                           Israeli currency linked to the CPI                                         18.0               15.0

         c.       Credit to borrowers in respect of which
                   there is an as yet unimplemented
                   management decision to restructure their debt                                      17.1               32.7

         d.       Credit temporarily in arrears                                                        2.0                0.5
                  Interest income recognized in respect thereof                                        0.1                  -

         e.       Credit under special supervision                                                   133.9              147.6

         f.       Credit not included in above credit to problematic borrowers                       262.4              309.6
                  Interest income recognized in respect thereof                                        8.2               14.0



         (*) The balance of problematic debts less credit covered by security that is deductible for purposes of individual borrower and group of borrowers limitations.

         (**) Including industrial enterprises and other organizations related to the Kibbutz sector.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4  - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         3.       CREDIT TO MUNICIPALITIES

         The Arrangements in the State's Economy Law ("Arrangements Law") passed by the Knesset on December 30, 1999, included, inter alia, legislative amendments to the Municipalities Ordinance (Section 146A.) and to the Local Authorities Ordinance (Section 39A.). In accordance with these amendments, at the request of a creditor of the local authority or of the Minister of the Interior and subject to approval of the Minister of Justice, the Court may apply to a local authority the provisions of the Companies Law - 1999, which deal with arrangements with creditors.
         The provisions of the Companies Law dealing with arrangements with creditors empower the Court to issue a "Stay of Proceedings" Order for a period not exceeding nine months and to approve an arrangement with creditors, supported by a majority of creditors, which will be binding on all of them. Under such an arrangement, a creditor may be bound to reschedule the repayments of the debt due to him and/or waive a part of such debt and/or forgo some of the security held by him. This may be effected also without his consent, if other creditors representing over 75% of the total debts, have supported the arrangement and if such arrangement has subsequently been approved by the Court.

         Management of the Bank is unable to evaluate the effect of the said legislative amendments on the credit portfolio to local authorities.

         Following is the composition of credit to local authorities:

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ============       ============
         BALANCE OF CREDIT TO MUNICIPALITIES AT
          BALANCE SHEET DATE                                                                          59.1               74.8


         CREDIT GRANTED TO LOCAL AUTHORITIES INCLUDES:

         a.       Non-income bearing credit - CPI-linked                                               2.0                  -

         b.       Credit temporarily in arrears                                                          -                5.8
                  Interest income recognized with respect of such credit                                 -                0.2

         c.       Credit restructured during the year without waiver of income
                  - CPI linked                                                                         0.5                  -

         d.       Credit under special supervision                                                     1.9                  -

         e.       Credit not included in above credit to problematic borrowers                        54.7               69.0
                  Interest income recognized with respect of such credit                               2.5                4.7

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         C.       ALLOWANCE FOR DOUBTFUL DEBTS

                                                                                                2002
                                                                           ----------------------------------------------------
                                                                                SPECIFIC     SUPPLEMENTARY
                                                                           ALLOWANCE (*)    ALLOWANCE (**)              TOTAL
                                                                           -------------    --------------         ------------
                                                                                            NIS MILLIONS

         Balance of allowance at beginning of year                                 255.7              73.6              329.3
                                                                           -------------    --------------       ------------
         Current provisions                                                        402.0              16.0              418.0
         Reduction in allowances                                                   (2.7)             (5.6)              (8.3)
         Collection of debts written off in previous years                         (0.2)                 -              (0.2)
                                                                           -------------    --------------       ------------
         Amount charged to the income statement                                    399.1              10.4              409.5
                                                                           -------------    --------------       ------------
         Bad debts written off                                                     (9.0)                 -              (9.0)

         Inflationary and other adjustments                                       (16.6)                 -             (16.6)
                                                                           -------------    --------------       ------------
         Balance of allowance at end of year                                       629.2              84.0              713.2
                                                                           =============    ==============       ============
         Amount of provision not deducted from credit
            to public                                                               20.6                 -               20.6
                                                                           -------------    --------------       ------------




                                                                                                2001
                                                                           ----------------------------------------------------
                                                                                SPECIFIC     SUPPLEMENTARY
                                                                           ALLOWANCE (*)    ALLOWANCE (**)              TOTAL
                                                                           -------------    --------------         ------------
                                                                                            NIS MILLIONS
                                                                           ----------------------------------------------------
         Balance of allowance at beginning of year                                 169.4              57.2              226.6
                                                                           -------------    --------------       ------------
         Current provisions                                                        118.0              21.0              139.0
         Reduction in allowances                                                   (7.5)             (4.6)             (12.1)
                                                                           -------------    --------------       ------------
         Amount charged to the income statement                                    110.5              16.4              126.9
                                                                           -------------    --------------       ------------
         Bad debts written off                                                    (22.5)                 -             (22.5)
         Inflationary and other adjustments                                        (1.7)                 -              (1.7)
                                                                           -------------    --------------       ------------
         Balance of allowance at end of year                                       255.7              73.6              329.3
                                                                           =============    ==============       ============



         (*)      Not including accrued interest on non-income bearing loans.

         (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 39.2 million (as of December 31, 2001 - NIS 39.2 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         C.       ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

                                                                                                2000
                                                                      ---------------------------------------------------------
                                                                                SPECIFIC     SUPPLEMENTARY
                                                                           ALLOWANCE (*)    ALLOWANCE (**)              TOTAL
                                                                      ------------------  ----------------    -----------------
                                                                                            NIS MILLIONS
                                                                      ---------------------------------------------------------

         Balance of allowance at beginning of year                                 170.4              57.5              227.9
                                                                      ------------------  ----------------    -----------------

         Current provisions                                                         36.3               2.2               38.5
         Reduction in allowances                                                   (3.5)             (2.5)              (6.0)
         Collection of debts written off in previous years                         (0.7)                 -              (0.7)
                                                                      ------------------  ----------------    -----------------
         Amount charged to the income statement                                     32.1             (0.3)               31.8
                                                                      ------------------  ----------------    -----------------
         Bad debts written off                                                    (33.1)                 -             (33.1)
                                                                      ------------------  ----------------    -----------------
         Balance of allowance at end of year                                       169.4              57.2              226.6
                                                                      ==================  ================    =================


         (*)      Not including accrued interest on non-income bearing loans.

         (**) Including a general allowance in accordance with Bank of Israel directives in the total amount of NIS 39.2 million (as of December 31, 2000 - NIS 39.2 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 4 - CREDIT TO THE PUBLIC (NET OF ALLOWANCE FOR DOUBTFUL DEBTS) (CONT'D)

         D. CLASSIFICATION OF BALANCES OF CREDIT TO THE PUBLIC (1) AND OFF-BALANCE SHEET CREDIT RISK (2) IN ACCORDANCE WITH THE SIZE OF THE CREDIT PER BORROWER.


                                                   DECEMBER 31, 2002                         DECEMBER 31, 2001
                                ----------------------------------------------  -------------------------------------------------
AMOUNT OF CREDIT PER                NUMBER OF      CREDIT(1)          CREDIT       NUMBER OF     CREDIT(1)            CREDIT
BORROWER                          BORROWERS(3)                        RISK(2)   BORROWERS(3)                          RISK(2)
--------------------            --------------   -------------  --------------  ------------    -----------     -----------------
NIS THOUSANDS                                           NIS MILLIONS                                    NIS MILLIONS
--------------------                             -----------------------------                  ---------------------------------
Up to 7                                   257             1.2               -             407             1.8             0.2
From 7 to 18                              340             4.1               -             440             5.4             0.1
From 18 to 35                             357             6.4             2.1             461             8.2             3.1
From 35 to 70                             177             8.4             0.5             188             8.8             0.6
From 70 to 140                            121            10.9             1.0             193            17.5             2.4
From 140 to 285                           103            19.4             1.0             132            24.4             2.8
From 285 to 530                           121            41.9             4.5             121            38.8             3.1
From 530 to 1,060                         155           116.7             5.0             188           121.7             6.5
From 1,060 to 1,770                       126           159.2             5.9             170           197.2             3.5
From 1,770 to 3,500                       163           356.6            19.0             206           433.1            40.5
From 3,500 to 7,100                       109           491.6            45.1             152           631.7            86.2
From 7,100 to 17,700                      102         1,036.4            79.1             133         1,285.6           112.7
From 17,700 to 35,000                      30           635.6           188.0              46           898.4           175.8
From 35,000 to 177,000                     24         1,171.4           317.1              45         1,660.9         1,118.7
From 177,000 to 355,000                     1            83.1           130.3              *1            79.8           214.6
From 2,800,000 to 7,118,800                 1     (4) 7,058.2               -              *1     (4) 7,118.8               -
                                --------------   -------------  --------------   ------------     -----------    ============

                                        2,187        11,201.1           798.6           2,884        12,532.1         1,770.8
                                ==============   =============  ==============   ============     ===========    ============


(1)      The credit is net of the specific allowances for doubtful debts.
(2) Credit risk relating to off-balance sheet financial instruments as computed for the purpose of per borrower debt limitations. As of December 31, 2001, not including credit risk in respect of options with a fair value of NIS 8.2 million.
(3)      The number of borrowers is based on the total credit and credit risk.
(4)      Credit is secured by a guarantee of the State.
(*)      Reclassified.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 5 - CREDIT TO GOVERNMENTS

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ============       ============

         Deposits in foreign currency out of loans received                                           38.3               41.2
         Amounts receivable in connection with exchange
          rate insurance of capital notes                                                             35.9               35.8
         Interest receivable on perpetual deposits with the Israeli Treasury                             -               12.6
         Other credit                                                                                 33.8               39.6
         Credit to foreign governments                                                                83.7              113.3
                                                                                              ------------       ------------
         Total credit to governments                                                                 191.7              242.5
                                                                                              ============       ============





NOTE 6 - INVESTMENT IN AFFILIATES

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         Shareholders' loans (1)                                                                       0.9                1.4
                                                                                              ------------       ------------
         Total investment in affiliates                                                                0.9                1.4
                                                                                              ============       ============
         Bank's equity in earnings (losses) of affiliates, net                                       (0.5)              (3.4)
                                                                                              ============       ============


         (1) The loans are in dollars and bear interest of Libor + 2% p.a. The loans are for a period of 9 years.

         (2) At the end of the third quarter of 2000, the process regarding the sale of the Bank's holdings (50%) in the affiliate, Investment Company for Industrial Development Ltd., were completed. The Bank recorded an after-tax gain of NIS 0.7 million on the sale of this investment

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 7 - FIXED ASSETS

         A. This item includes equipment, computers, furniture and motor vehicles as follows:

                                                                   AT              CHANGES DURING THE YEAR                 AT
                                                                            ------------------------------
                                                            JANUARY 1          ADDITIONS         DISPOSALS        DECEMBER 31
                                                                 2002                                                    2002
                                                         ------------       ------------      ------------       ------------
                                                         NIS MILLIONS       NIS MILLIONS      NIS MILLIONS       NIS MILLIONS
                                                         ------------       ------------      ------------       ------------

         Cost                                                    57.5                4.1             (0.4)               61.2
         Accumulated depreciation                              (44.4)              (6.9)               0.4             (50.9)
                                                         ------------                                            ------------

         Net book value                                          13.1                                                    10.3
                                                         ============                                            ============


         B.       The average rate of depreciation is 29% (2001 - 30%).



NOTE 8 - OTHER ASSETS

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         Excess of income tax advances over current
          provisions                                                                                   7.2                4.3
         Prepaid expenses                                                                              3.5                2.4
         Sundry receivables and debit balances                                                         4.1                4.6
         Debit balances in respect of financial derivatives                                           38.0              196.7
                                                                                              ------------       ------------

         Total other assets                                                                           52.8              208.0
                                                                                              ============       ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY

                                                                                             DECEMBER 31       DECEMBER 31
                                                                                                    2002              2001
                                                                                            ------------      ------------
                                                                                            NIS MILLIONS      NIS MILLIONS
                                                                                            ------------      ------------
         Deposit in respect of the "C", "CC" and "CC1" non-redeemable
          participating preference shares linked to the U.S. dollar (B)                            311.4             310.9

         Deposit in respect of the "D" redeemable non-participating
          preference shares linked to the U.S. dollar (C)                                          114.8             114.6

         Deposit in respect of the "DD" redeemable non-participating
          preference shares linked to the U.S. dollar (C)                                          389.1             388.4
                                                                                            ------------      ------------
         Total perpetual deposits with the Treasury                                                815.3             813.9
                                                                                            ============      ============



         A. On May 6, 1996, an agreement was signed between the Bank and the Treasury of the State of Israel regarding the changes in the method of computing the linkage on perpetual deposits, which the Bank had deposited with the Israeli Treasury with respect to the Bank's share capital (C, CC, CC1, D, and DD).

                  Until the signing of the agreement the aforementioned deposits were linked to the exchange rate of the dollar. In addition, the deposits bear dollar-linked interest at a rate, which, after the payment of VAT on profit imposed on the Bank's earnings, leaves the Bank with an amount comprising net interest at a rate of 7.5% per annum, equivalent to the dividend the Bank customarily pays on the aforementioned preferred shares. The deposits will be repaid to the Bank at the time of the redemption of the relevant shares or upon liquidation of the Bank.

                  Pursuant to the deposit agreements, the aforementioned interest will be paid to the Bank on the payment dates of the preferred dividends. According to the agreement, the deposits have become, in effect, linked to the CPI, with retroactive effect from October 1, 1987. However, in no case shall the principal amount be less than their dollar value as computed prior to the date of the agreement. Namely, the linkage on the deposits as of October 1, 1987 is based on the CPI or the dollar, whichever is higher. The interest continues to be computed based on a dollar calculation. The deposit agreements do not explicitly relate to the interest on the perpetual deposits in respect of the period during which the Bank is prevented from distributing the aforementioned preferred dividends, or to whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation. The Bank's board of directors reached the conclusion that the interest which is not withdrawn due to non-payment would accrue to the Bank's credit and, accordingly, upon liquidation, it would be paid to the receiver. The Bank requested from the Ministry of Finance and the Government Companies Authority that they clarify their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. The amount of the accrued interest which has not yet been withdrawn was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued dividend in arrears which also was not recorded in the financial statements.

                  Pursuant to an Order of the Income Tax Authorities, the interest and linkage differentials paid on the deposits are exempt from tax, except for VAT on profit on the interest.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 9 - PERPETUAL DEPOSITS WITH THE ISRAEL TREASURY (CONT'D)

                  Concurrent with the signing of the above-mentioned agreement, the Bank's Articles of Association were amended in May 1996. According to the amendment, one ordinary "B" share out of the total number of ordinary "B" shares was converted into an ordinary "B.1" share (presently held by the State of Israel). The holder of the ordinary "B.1" share is entitled to receive, upon liquidation of the Bank, the difference, if any, arising from the change in the method of computing the linkage of the said deposits, as discussed above. However, the right attached to the ordinary "B.1" share ranks after the settlement in full of all amounts due to creditors of the Bank, present and future, and after repayment of the paid-up share capital to the holders of the Bank's preferred "A" shares, preferred ordinary shares, Ordinary "A" shares and Ordinary "B" shares and after repayment of the paid-up share capital, including linkage differentials, to the holders of the Bank's linked preferred shares of the "C", "CC", "CC1", "D" and "DD" classes, in accordance with the Bank's Articles of Association.

                  The above-mentioned agreement resulted in an increase in the amounts of the deposits with the Treasury as well as in the Bank's shareholders' equity. Such increase, as at the date of the signing of the agreement, amounted to NIS 285.0 million.

                  This increase in capital was reflected in the statement of shareholders' equity under "change in capital due to changes in rights of "B.1" ordinary share". Out of the above-mentioned amount, NIS 108.8 million, relating to differences in respect of the participating shares, was credited to the "accumulated difference on translation of dollar linked deposits".
                  The balance of the increase in capital, in the amount of NIS
                  176.2 million, which relates to deposits in respect of non-participating shares, was credited to the "accumulated difference on translation of CPI linked deposits".

         B. As noted, up to May 6, 1996, the above-mentioned deposit was linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposit on the basis of the dollar linkage, in respect of the participating, preferred "C", "CC" and "CC1" shares, which are also dollar-linked, and the adjustment thereof to the CPI, was credited in the statement of shareholders' equity to "accumulated difference on translation of dollar linked deposits."


         C. Up to May 6, 1996, the above-mentioned deposits were linked to the dollar. The difference which arose up to May 6, 1996, between the adjustment of the deposits on the basis of the dollar linkage in respect of the non-participating preferred "D" and "DD" shares, which do not constitute shareholder's equity and which are also linked to the dollar, and the adjustment of the above-mentioned deposit to the CPI, was credited to the statement of income, in correspondence with the crediting of the difference arising from the liabilities in respect of these shares.

                  As a result of the above-mentioned agreement, differences arose from the date of the signing of the agreement between the adjustment of the deposits with the Treasury (optionally linked to the higher of the CPI or the dollar), and the adjustment of the non-participating dollar-linked preferred shares. Such differences are reflected in the statement of shareholder's equity under "accumulated difference on translation of CPI linked deposits."

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 10 - DEPOSITS FROM THE PUBLIC

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------

         Demand deposits                                                                             101.0              223.4
         Fixed-term and other deposits                                                               893.4            3,781.6
         Savings deposits                                                                            321.8              425.0
                                                                                              ------------       ------------
         Total deposits from the public                                                            1,316.2            4,430.0
                                                                                              ============       ============


NOTE 11 - DEPOSITS FROM BANKS

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         COMMERCIAL BANKS -
         Fixed-term deposits                                                                         372.3              896.6
         Acceptances                                                                                   2.8               13.7

         BANK OF ISRAEL* -
         Fixed-term deposits                                                                          11.5                5.2
         Extraordinary credit line                                                                 2,131.5                  -

         SPECIAL BANKING INSTITUTIONS -
         Fixed term deposits                                                                             -               11.2
                                                                                              ------------       ------------

         Total deposits from banks                                                                 2,518.1              926.7
                                                                                              ============       ============


         * See Note 17 regarding pledges to secure credit received from Bank of Israel.


NOTE 12 - PERPETUAL DEPOSIT

         This deposit of the Israeli Treasury is non-linked and is convertible at any time, at the request of the Israeli Treasury, into "B" ordinary shares of the Bank, at their par value.

         The deposit is perpetual, but the Israeli Treasury has the right to demand its redemption in the event that the State's voting power in the Bank falls below 20%. The redemption would thereupon be effected in twenty-five equal annual installments, beginning ten years after the date of the demand for redemption. The Bank has agreed to issue capital notes to the State of Israel in place of the deposit, on identical terms and conditions.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 13 - CAPITAL NOTES

         This series of capital notes of a par value of $ 49,976,000 bears interest at the rate of 7.5% per annum and was due on December 31, 1998. The terms of the above capital notes provide that the redemption date of notes for which the holders did not give notice of their intention to redeem, will be deferred by an additional 18 months each time. Over the last four years, notes of a par value of $ 42,400,000 were redeemed. Accordingly the balance of notes still outstanding as at December 31, 2002 amounts to $ 7,576,000 (December 31, 2001 - $
         7,605,000). The next redemption date for the capital notes is June 30, 2002. The Bank is entitled to redeem the unredeemed capital notes at a premium of 5%.

         See Note 5 regarding amounts receivable with respect to exchange rate insurance on the capital notes.



NOTE 14 - OTHER LIABILITIES

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         Excess of provision for severance pay and pensions over
          amounts funded (see Note 18)                                                                46.8                9.5

         Provision for vacation pay, long-service
          bonus and unutilized sick leave (see Note 18)                                               12.7               17.0

         Interim dividend, payable                                                                       -                9.5

         Final dividend, proposed                                                                        -                3.5

         Deferred income                                                                              10.8               13.2

         Credit balances in respect of financial derivatives                                          38.8              204.8

         Allowance for doubtful debts in respect of an off-balance sheet item                         20.6                  -

         Sundry creditors and credit balances                                                         29.5               23.8
                                                                                              ------------        -----------
         Total other liabilities                                                                     159.2              281.3
                                                                                              ============        ===========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 15 - NON-PARTICIPATING SHARES

         A.       COMPOSITION:

                                                                                               DECEMBER 31        DECEMBER 31
                                                                                                      2002               2001
                                                                                              ------------       ------------
                                                                                              NIS MILLIONS       NIS MILLIONS
                                                                                              ------------       ------------
         "B" ordinary shares                                                                             -                  -
         "D" preference shares linked to the US dollar  (*)                                           77.4               76.9
         "DD" preference shares linked to the US dollar  (*)                                         262.5              260.6
                                                                                              ------------       ------------
         Total non-participating shares                                                              339.9              337.5
                                                                                              ============       ============


         (*) See Note 9 regarding a corresponding deposit with the Israel Treasury in respect of non-participating preference shares.

         B. ADDITIONAL DATA REGARDING THE NON-PARTICIPATING SHARES AND THE PRINCIPAL RIGHTS ATTACHED THERETO (THE AMOUNTS ARE IN HISTORICAL VALUES)

                    NUMBER OF                                                       AUTHORIZED            ISSUED AND PAID
                                                                                   -------------     ----------------------------
                       SHARES      CLASS OF SHARES                                       2002            2002            2001
                                                                                   -------------    -------------   -------------
                                                                                          NIS             NIS             NIS
------------------------------    ---------------------------------------------    -------------    -------------   -------------
                      135,399    "B" ordinary shares of NIS 0.1
                                  each                                               13,539.9        13,489.9        13,489.9

                      164,000    7.5% cumulative redeemable
                                  "D" preference shares of
                                  NIS 0.03 each, linked to the
                                  US dollar at the rate of
                                  $1 = NIS 0.0003, redeemable
                                  at a premium of 5 5/8 %
                                  (redemption dates will be
                                  determined by the Bank subject
                                  to approval by the Israeli Treasury)                  4,920           4,904           4,904

                       60,000    7.5% cumulative redeemable
                                  (without premium)
                                  "DD" preference shares of
                                  NIS 2.1 each, linked to the
                                  US dollar at the rate of
                                  $1 = NIS 0.0021 (redemption dates
                                  will be determined by the Bank,
                                 subject to approval by the Israeli Treasury)         126,000         116,359         116,359
                                                                                  -----------      ----------     -----------

                                 Total shares                                       144,459.9       134,752.9       134,752.9
                                                                                  ===========      ==========     ===========

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



NOTE 15 - NON-PARTICIPATING SHARES (CONT.)

         C.       For rights in dividend distributions - see Note 16 F.

         D.       For cessation of dividend distributions - see Note 16 G.

         E.       For rights upon liquidation - see Note 16 H.

         F. All the non-participating shares are not traded on the Tel-Aviv Stock Exchange.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


NOTE 16 - SHAREHOLDERS' EQUITY

         A. The share capital is composed of registered shares, which are traded on the Tel-Aviv Stock Exchange. The following are details regarding the historical value of the share capital and the principal rights attaching thereto:

                    NUMBER OF                                                      AUTHORIZED            ISSUED AND PAID
                                                                                   ------------    -------------------------------
                       SHARES      TYPE OF SHARES                                        2002            2002              2001
                                                                                   ------------    -------------    --------------
                                                                                          NIS             NIS               NIS
-------------------------------    --------------------------------------------    ------------    -------------    --------------
                       16,000      "A" ordinary shares of NIS 0.1
                                    each (*)                                            1,600       (*) 1,510       (*) 1,510

                            1      "B.1" ordinary share of
                                    NIS 0.1                                               0.1         (*) 0.1         (*) 0.1

                    1,000,000      8% cumulative participating
                                    preferred ordinary shares of
                                    NIS 0.001 each                                      1,000           1,000           1,000

                   17,000,000      6% cumulative participating
                                    "C" preference shares of
                                    NIS 0.00018 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.00018                                         3,060           3,060           3,060

                    1,000,000      6% cumulative participating
                                    "CC" preference shares of
                                    NIS 0.003 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.0003                                          3,000           3,000           3,000

                    1,740,000      6% cumulative participating
                                    "CC1" preference shares of
                                    NIS 0.003 each linked to the
                                    US dollar at the rate of $1 =
                                    NIS 0.0003                                          5,220           5,204           5,204

                       50,100      Unclassified shares of NIS 0.1
                                    each                                                5,010               -               -
                                                                                   ------------    -------------    --------------

                                   Total                                             18,890.1        13,774.1        13,774.1
                                                                                   ============    =============    ==============


         (*)      Not traded on the Tel Aviv Stock Exchange.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

        B. The following are details of the annual dividends (in 2001, including dividends declared but not yet paid):

                                                        2002                          2001
                                             ---------------------------   ---------------------------
                                               HISTORICAL                    HISTORICAL
                                                    VALUE       ADJUSTED          VALUE       ADJUSTED
                                             ------------   ------------   ------------   ------------
                                             NIS MILLIONS   NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                             ------------   ------------   ------------   ------------
        Preferred ordinary shares                       -              -            0.4            0.4
        "C" preference shares                         2.4            2.5            5.5            5.9
        "CC" preference shares                        1.4            1.5            3.2            3.3
        "CC1" preference shares                       2.4            2.5            5.6            6.0
                                             ------------   ------------   ------------   ------------

        Total dividends                               6.2            6.5           14.7           15.6
                                             ============   ============   ============   ============

        C.      TRANSFER OF "A" ORDINARY SHARES -

        The Bank was informed that 3,310 ordinary "A" shares of the Bank (hereinafter - the shares) (conferring 21.42% of the rights to appoint directors to the Bank and 20.55% of the voting rights of the Bank) were, from the beginning, held in trust by Poalim Trust Services Ltd. (hereinafter - Poalim Trust) for the investment fund of the Workers Company Ltd. (hereinafter - Investment Fund). Poalim Trust undertook towards the Bank that it would not accept any instruction from corporations of the Workers Company that is intended to transfer the rights in these shares to any party that is not controlled by the Workers Company Ltd., unless the transferring of the rights is first approved by the Bank's Board of Directors or any other authorized body. In an agreement dated November 19, 1991 between the State and companies of the Workers Company Group, including the Investment Fund, such companies undertook to transfer the shares to the State or to any other party as instructed by the Government.

        The Bank's Articles of Association provide that a transfer of shares requires an advance approval of the Bank's Board of Directors. The Board of Directors did not approve the transfer of shares and the Bank continued to report that the shares are held in trust for the Investment Fund by Poalim Trust. In its reports on the holdings of interested parties with respect to the periodic report of the Bank for 2000, Poalim Trust notified the Bank for the first time that the shares are held in trust for the State of Israel and this was disclosed in the annual financial periodic report of the Bank for 2000 that was published in February 2001. The Bank was of the opinion that Poalim Trust cannot change the identity of the trust beneficiary without the agreement of the Bank's Board of Directors, as stated also in the above mentioned undertaking of Poalim Trust. On June 26, 2002, the Bank's board of directors approved the transfer of the shares to the State of Israel and the shares were so registered. Together with additional "A" class ordinary shares it owns, the State of Israel holds 45.77% of the voting rights in the Bank and 50% of the rights to appoint directors of the Bank.

                               The Industrial Development Bank of Israel Limited


NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

        D.     VOTING RIGHTS

        Only "A" class ordinary shares and ordinary preference shares grant their holders the right to receive notification regarding general shareholders' meetings of the Bank, to participate and to vote in the general meetings of the Bank. Every "A" class ordinary share has 1000 votes and every ordinary preference share has one vote.


        E.     RIGHT TO APPOINT DIRECTORS

        According to the Bank's Articles of Association, the board of directors is comprised of no less than 7 and no more than 15 directors. The directors of the Bank (except for the chairman of the board) are appointed solely by holders of "A" class ordinary shares. Every 1015 "A" class ordinary shares grant the right to appoint one director. The other shares in the Bank do not grant rights to appoint directors of the Bank. The Chairman of the board, who is the extra director (the fifteenth director), is appointed by all the other members of the board who were appointed, as above, by the holders of "A" class ordinary shares.


        F.     RIGHTS TO RECEIVE A PREFERENCE DIVIDEND

        According to the Bank's Articles of Association, in the event that there are sufficient profits , the Bank shall first distribute - a preferred dividend of 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "C" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC" class preference shares, 6% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "CC1" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "D" class preference shares, 7 1/2% per annum (plus necessary adjustments due to linkage to the dollar) of the paid in capital of "DD" class preference shares - all dividends being pari passu and relative to the paid in capital of the aforementioned shares, and second, an 8% cumulative preferred dividend on the paid in capital of ordinary preference shares.


        G.     CESSATION OF DIVIDEND DISTRIBUTION

        The issued and outstanding share capital of the Bank includes preferred shares of classes C, CC, CC1, D, and DD to which the Bank used to pay quarterly, 25% of the annual preferred dividend of those classes (the "quarterly dividend"). In consideration of the issuance of these preferred shares, the Bank deposited with the Ministry of Finance perpetual deposits (the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at a rate of 7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares. The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

        G.     CESSATION OF DIVIDEND DISTRIBUTION (CONT'D)

        According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined there), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due ("repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the Company meets the "repayment ability test". According to the directives of proper banking procedures, the Supervisor of Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of three quarters preceding the period for which the last financial statements were issued reflected a loss. The Bank ended the year 2001 with a loss and commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

        The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank had to obtain court approval and the approval of the Supervisor of Banks.
        Immediately prior to the publication of the financial statements of the Bank for the third quarter of 2002, the board of directors of the Bank decided, in the meantime, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things the following issues:

        - The results of operations of the third quarter of 2002 and the crises which affected the Bank during that quarter.

        -       Non-existence of distributable profits under the Companies Law.

        - The prohibition on distribution of dividends according to the Banks articles when there are no profits, even in nominal terms.

        - The prohibition on distribution of dividends according to the directives of proper banking procedure, as long as the Supervisor of Banks has not replied to the Bank's request and has not permitted such distribution.

        - The possibility that the interest on the Bank's perpetual deposits with the Ministry of Finance will continue to accrue to the credit of the Bank even if not actually paid, as long as no dividend is distributed.

        On December 1, 2002, the Bank received an answer from the Supervisor of Banks to its request to receive the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervision of the Banks believes that "there is no room to distribute a dividend at this time". Nevertheless, the Supervision of the Banks noted that it was still not completely clear on the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to what the position of the State of Israel is on this issue. The Supervision of the Banks added that a copy of the letter was transmitted to the Government Companies Authority and the Accountant General for further clarifications. Following receipt of clarifications from them and from the Bank to questions which arose, the Supervision will notify the Bank as to its position.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16 - SHAREHOLDERS' EQUITY (CONT'D)

        In view of the lack of clarity surrounding the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which the Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the board of directors deliberated the matter, taking into consideration a comprehensive legal opinion placed before the board. The board reached the conclusion that the interest not paid to it due to the non-distribution of the dividend will accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver. In a letter dated January 22, 2003, the Bank requested from the Ministry of Finance and the Government Companies Authority that they immediately issue their positions in this matter. Responses have not yet been received from either the Ministry of Finance or the Government Companies Authority. In view of all of the considerations and circumstances described above, the board of directors decided, at its meeting of February 27, 2003, to refrain from distributing any further dividend for the time being. Upon receipt of the positions of the Ministry of Finance and the Government Companies Authority, the board of directors will once again convene to discuss the matter.
        The amount of the accrued dividend in arrears in respect of the aforementioned preferred shares was NIS 22.2 million and this amount was not recorded in the financial statements. It is equal to the amount of the accrued interest on the perpetual deposits which also was not recorded in the financial statements.

        H.     RIGHTS UPON LIQUIDATION

        Upon liquidation of the Bank, all available assets will be distributed to shareholders. We present below the first six stages of distribution of assets in accordance with the priorities appearing in the Bank's articles of association:

        - First - to pay cumulative preferred dividends in arrears, including dollar linkage differentials, to all classes of preference shares (C, CC, CC1, D, DD).

        - Second - to pay cumulative preferred dividends in arrears to ordinary preference shares.

        - Third - to refund paid in capital of "A" class preference shares, refund paid in capital (plus dollar linkage differentials) of "C" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC" class preference shares, refund paid in capital (plus dollar linkage differentials) of "CC1" class preference shares, refund paid in capital (plus dollar linkage differentials) of "D" class preference shares, refund paid in capital (plus dollar linkage differentials) of "DD" class preference shares - all being pari passu and relative to the paid in capital of the aforementioned shares.

        -       Fourth - refund paid in capital of ordinary preference shares.

        - Fifth - refund paid in capital of class "A" ordinary shares, refund paid in capital of class "B" ordinary shares, refund paid in capital of class "B1" ordinary shares - all being pari passu and relative to the paid in capital of the aforementioned shares.

        - Sixth - the remainder of the differences to be paid to the Bank by the State of Israel upon liquidation (if there are any) as a result of the increase in rate of increase of the CPI compared with the increase in the representative exchange rate of the dollar, in respect of the deposits made by the Bank with the State, shall be paid to the holder or holders of class "B1" ordinary shares.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS

        The Bank's Board of Directors together with Bank of Israel established a limit according to which the ratio of the Bank's capital to risk assets will not fall below 15%. As at December 31, 2001 this ratio is 13.94%, i.e. less then the required above mentioned ratio.

        As a result of the minimal capital ratio falling below that provided by the Bank's Board of Directors, Bank of Israel decided that the minimal capital ratio of the Bank will not be less than 15%.

        As a result of the Bank's losses in 2002, there was an additional impairment in the Bank's minimum capital ratio. As of December 31, 2002, the ratio stood at 2.86%, compared with the rate of 15% set by the Bank of Israel. The minimum capital ratio set by the Supervisor of Banks according to proper banking procedure is currently 9%.

        On January 14, 2002, the Bank of Israel issued an amendment to Directive No. 311 of Supervisor of Banks "Minimal Capital Ratio". The new directive changed the definitions related to second tier capital. The Bank's position is that all the second tier capital that existed according to the definitions that were in effect until the new directive was published should be included also in accordance with the new definitions. If the existing second tier capital or part of it is not included in the second tier capital there will occur a significant reduction in the ratio of the Bank's capital to risk assets which will require a significant reduction in the risk assets of the Bank. The Bank requested the Bank of Israel to clarify the implications of the amendment on the Bank. To date, no such clarification from the Bank of Israel has been received with respect thereto.

        Calculation of capital adequacy in accordance with Directives Nos. 311 and 341 of the Supervisor of Banks, regarding "Minimal Capital Ratio" and "Capital Allocation with respect to Exposure to Market Risks".

        A.     CAPITAL FOR PURPOSES OF CALCULATING CAPITAL RATIO

                                             DECEMBER 31    DECEMBER 31
                                                    2002           2001
                                            ------------   ------------
                                            NIS MILLIONS   NIS MILLIONS
                                            ------------   ------------
        First tier capital                          65.9          506.8
        Second tier capital (*)                     65.9          506.8
                                            ------------   ------------

        Total capital                              131.8        1,013.6
                                            ============   ============

        (*)    The general allowance for doubtful debts, in the amount of NIS
               39.2 million was deducted from the credit since it is not a part of the second tier capital.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
           BANKS (CONT'D)

        B.     WEIGHTED-BALANCES OF CREDIT RISK

                                                   DECEMBER 31, 2002                DECEMBER 31, 2001
                                               -----------------------------  ----------------------------
                                                             WEIGHTED CREDIT               WEIGHTED CREDIT
                                               BALANCES(**)   RISK BALANCES  BALANCES(**)   RISK BALANCES
                                              ------------    -------------  ------------   -------------
                                              NIS MILLIONS     NIS MILLIONS  NIS MILLIONS   NIS MILLIONS
                                              ------------     ------------  ------------   ------------
        ASSETS
        Cash and deposits with Banks                248.3           26.5          739.1           64.5
        Securities                                   73.0           72.7          242.7           76.3
        Credit to the public (*)                 11,117.8        3,731.1       12,458.5        4,828.1
        Credit to governments and
         perpetual deposits with the
         Treasury                                 1,007.0           15.7        1,056.4           26.6
        Investments in affiliates                     0.9            0.9            1.4            1.4
        Premises and equipment                       10.3           10.3           13.1           13.1
        Other assets                                 52.8           21.3          208.0           69.4
                                                 --------        -------       --------        -------

        Total assets                             12,510.1        3,878.5       14,719.2        5,079.4
                                                 ========        =======       ========        =======

        OFF-BALANCE SHEET FINANCIAL
         INSTRUMENTS:
        Transactions representing credit
        risk                                        501.1          482.0        1,161.4        1,067.6
        Derivative financial instruments            426.3          161.8        1,649.1        1,007.0
                                                 --------        -------       --------        -------
        Total off-balance sheet financial
         instruments                                927.4          643.8        2,810.5        2,074.6
                                                 --------        -------       --------        -------
        Total credit risk assets                 13,437.5        4,522.3       17,529.7        7,154.0
        Market risk                                                 73.6                         120.9
                                                 --------        -------       --------        -------
        Total risk assets                        13,437.5        4,595.9       17,529.7        7,274.9
                                                 ========        =======       ========        =======


        (*)    The general allowance for doubtful debts, in the amount of NIS
               39.2 million was deducted from the credit since it is not a part of the second tier capital.

        (**) Assets - balance sheet amounts, off-balance sheet instruments - nominal balances weighted by credit conversion factors.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 16A - CAPITAL ADEQUACY IN ACCORDANCE WITH DIRECTIVES OF THE SUPERVISOR OF
            BANKS (CONT'D)

        C.     RATIO OF CAPITAL TO TOTAL RISK ASSETS

                                                                            DECEMBER 31    DECEMBER 31
                                                                                   2002           2001
                                                                           -------------  -------------
                                                                                      %              %
                                                                           -------------  -------------
        Ratio of first tier capital to total risk assets                           1.43           6.97
        Ratio of second tier capital to total risk assets                          1.43           6.97
                                                                           -------------  -------------
        Ratio of total first and second tier capital to total risk
        assets                                                                     2.86          13.94
                                                                           =============  =============


NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS

        A. As mentioned in Note 1A, commencing on November 14, 2002, an extraordinary credit line was placed at the disposal of the Bank by the Bank of Israel. In connection with receipt of this credit line, the Bank signed on November 14, 2002 a debenture in favor of the Bank of Israel. As part of the debenture signed by the Bank in favor of the Bank of Israel, the Bank placed a first degree floating charge on all of its assets, excluding the following assets:

               - Loans and credits under State guarantee at a total balance sheet value, as of December 31, 2002, of NIS 7.1 billion.

               - The Bank's deposit with the Finance Ministry (the Accountant General) in respect of the DD preferred shares of the Bank.

               - Deposits to be made by the Bank from time to time with other banking institutions in Israel and/or abroad, and/or with brokers in Israel and/or abroad, which deposits are made in connection with guaranteeing the Bank's liabilities to such banking institutions and/or brokers, which were created subsequent to November 14, 2002.

               Under this debenture, the Bank undertook, among other things, not to place additional pledges on the assets pledged as part of the debenture and not to sell such assets, in any form, without receiving the written permission, in advance, of the Bank of Israel. Notwithstanding the above, the debenture stipulates that the floating charge placed therein does not prevent the Bank, or restrict the Bank in the normal course of its business, including from the fulfillment of its obligations, receiving repayments of credit or granting credit.

               Upon signing the debenture, the Bank notified the Governor of the Bank of Israel that it intends on continuing its efforts to obtain a subordination of the State's deposits with the Bank which would satisfy the Bank of Israel and alleviate the necessity of pledging the Bank's assets in favor of the Bank of Israel.

               The balance of the credit line (including accrued interest) as of December 31, 2002 was an amount of NIS 2,131.5 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 17 - LIENS AND RESTRICTIVE CONDITIONS (CONT.)

        B. As part of the arrangement determined by Bank of Israel for the granting of monetary credit to the banking system, the Bank registered floating charges on Government bonds traded on the Stock Exchange. Following are details as to credit received, bonds pledged and deposits with Bank of Israel.

                                 DEPOSITS RECEIVED         GOVERNMENT BONDS            DEPOSITS WITH
                            FROM BANK OF ISRAEL(*)                  PLEDGED           BANK OF ISRAEL
                            ----------------------       ------------------       ------------------
                                      NIS MILLIONS             NIS MILLIONS             NIS MILLIONS
                            ----------------------       ------------------       ------------------
                                  2002        2001         2002        2001         2002        2001
                            ----------   ---------       ------     -------       ------     -------
        Balance at year
         end                      11.5         5.2            -       134.6        115.9       416.5
        Average balance
         during the
         year(**)                  7.5         4.5         56.9       146.1        197.3       408.8
        Highest balance
         during the
         year(**)                 14.1         5.2        138.3       180.3        450.9       649.2

        *  Not including the extraordinary credit line as detailed in "A" above.

        ** The average balance and highest balance are based on the month-end balances during the year.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 18 - EMPLOYEE RIGHTS

        A.     SEVERANCE PAY

        1. The Bank's liability for payment of severance pay to its employees, according to a plan agreed upon with the employees' committee, or according to other agreements with employees not covered by the said plan, is fully covered by payments and deposits with recognized pension and provident funds, payment of premiums of insurance policies and by the unfunded provision in the books. The calculation of the severance pay liability is based on the most recent monthly salary multiplied by the number of years of service.

        2. Commencing on July 15, 2002, Mr. A. Galili has been serving as the C.E.O. of the Bank. The Bank signed an employment agreement with Mr. Galili in which the Bank undertook to employ him for a period of three years. The C.E.O.'s monthly salary is NIS 58.2 thousand, plus customary related expenses.

               Commencing on August 14, 2002, Dr. Ra'anan Cohen has been serving as the chairman of the board of directors of the Bank. The Bank signed an agreement with Dr. Cohen whereby it undertook to employ him for a four year period. The salary of the chairman of the board is NIS 48.5 thousand a month, plus customary related expenses.

               On September 1, 2002, Mr. A. Savir joined the Bank's management team. Mr. Savir serves as deputy C.E.O. and is in charge of the Bank's credit operations. The Bank signed an employment agreement with Mr. Savir whereby it undertook to employ him for a three year period. Mr. Savir's monthly salary is NIS 46.8 thousand, plus customary related expenses.

        3. Bank Management decided to take steps to significantly reduce the Bank's operating and manpower costs. As part of this process, it was also decided to make a significant reduction in the number of workers employed by the Bank. On December 26, 2002, a special collective agreement was signed by the Bank, the Histadrut Workers Union and the Bank's workers committee regarding the termination of Bank employees, termination payments to which those employees will be entitled, and reduction in the salaries of those employees remaining with the Bank.

               The financial statements include non-recurring provisions in an amount of NIS 35 million in respect of the termination payments the Bank Management estimates it will have to make to the employees of the Bank, the Deputy C.E.O., C.E.O. and chairman of the board. The provision in respect of the Deputy C.E.O., C.E.O., and chairman of the board in respect of the period that Management estimates it will not need their services, amounts to NIS 3.7 million.

        4. During 1999, the Bank signed personal employment agreements with five senior executives of the Bank. In accordance with these agreements, the Bank has undertaken to make increased severance payments and pay an "adaptation bonus" in addition to the regular severance pay, in the event that these executives resign from the Bank. This liability is covered by an appropriate provision included in the provision for severance pay.

               These executives are entitled to severance pay at higher rates in the event that their employment is terminated by the Bank. The Bank and the said executives have the right to terminate their employment relationship by giving prior notice of three months.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 18 - EMPLOYEE RIGHTS (CONT.)

        A.     SEVERANCE PAY (CONT'D)

               The provision calculated in respect of each of the aforementioned employees is based on the sevrance pay that each will be entitled to receive upon resigning. The maximum amount that the Bank will have to pay in the event that all of these five executives are terminated amounts to NIS 5 million. In respect of this commitment, a provision was made in an amount of NIS 3 million, in accordance with Management estimates regarding the severance payments.

               Data relating to provisions and funding included in the balance sheet:

                                                                          DECEMBER 31    DECEMBER 31
                                                                                 2002           2001
                                                                         ------------   ------------
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                         ------------   ------------
               Provision for severance pay                                       86.6           54.3
               Amounts funded with pension and provident funds,
                including earnings thereon                                       39.8           44.8
                                                                         ------------   ------------
               Unfunded provision included in "Other liabilities"                46.8            9.5
                                                                         ============   ============

               The Bank may not withdraw amounts funded other than for the purpose of discharging severance pay liabilities.

        B.     UNUTILIZED SICK LEAVE

        Upon retirement, employees are entitled, under certain conditions, to compensation in respect of unutilized sick leave. In the opinion of management of the Bank an adequate provision has been included in the financial statements. The balance of the provision as of balance sheet date totals NIS 7.6 million (December 31, 2001 - NIS 9.5 million) and is included in the "Other liabilities" item.

        C.     LONG SERVICE BONUS

        In accordance with the employment agreement existing in the Bank, employees who are subject to this agreement are entitled to a special long service bonus upon completing periods of twenty five years and thirty years of service with the Bank. A full provision has been made in the financial statements for this liability, based on the probability of the employee still being employed by the bank on the effective date. The amount has been discounted at a rate of 3.5% per annum (2001 - 3.5%). These rates are net of the expected real increase in salaries. The balance of the provision as of balance sheet date is NIS 0.4 million (December 31, 2001 - NIS 1.0 million). This balance is included in "Other liabilities".

        D.     UNUTILIZED VACATION

        The balance of the provision for unutilized vacation as of balance sheet date, is NIS 4.7 million (December 31, 2001 - NIS 6.5 million). The balance is included in "Other liabilities".

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 19 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS

                                                                     DECEMBER 31, 2002
                                 ------------------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                   THERETO
                                 -----------------------------  ----------------------------
                                      UNLINKED      LINKED TO             US           OTHER   NON-MONETARY          TOTAL
                                                      THE CPI         DOLLAR      CURRENCIES          ITEMS
                                 -------------  --------------  -------------   -------------  ------------   -------------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                 -------------  --------------  -------------   -------------  ------------   -------------
ASSETS
Cash and deposits with
 banks                                    58.4           35.5          142.9            11.5              -          248.3
Securities                                 1.8           28.0            3.2               -           40.0           73.0
Credit to the public                   1,302.7        1,472.6        8,064.8           277.7              -       11,117.8
Credit to governments                      0.6           33.3          119.5            38.3              -          191.7
Investment in affiliates                     -              -            0.9               -              -            0.9
Fixed assets                                 -              -              -               -           10.3           10.3
Other assets                              35.0              -            0.1            14.2            3.5           52.8
Perpetual deposits with
 the Israeli Treasury                        -          815.3              -               -              -          815.3
                                 -------------  --------------  -------------   -------------  ------------   -------------
Total assets                           1,398.5        2,384.7        8,331.4           341.7           53.8       12,510.1
                                 -------------  --------------  -------------   -------------  ------------   -------------
LIABILITIES
Deposits of the public                   308.1          784.0          176.4            47.7              -        1,316.2
Deposits of banks                      2,143.1          160.7          175.0            39.3              -        2,518.1
Deposits of the Government                   -          630.1        7,229.6               -              -        7,859.7
Perpetual deposit                          0.1              -              -               -              -            0.1
Capital notes                                -              -           35.9               -              -           35.9
Other liabilities                         36.2           88.7           14.6             8.9           10.8          159.2
                                 -------------  --------------  -------------   -------------  ------------   -------------

Total liabilities                      2,487.5        1,663.5        7,631.5            95.9           10.8       11,889.2
                                 -------------  --------------  -------------   -------------  ------------   -------------

Difference                           (1,089.0)          721.2          699.9           245.8           43.0          620.9
                                 =============  ==============  =============   =============  ============   =============

Forward transactions, net                786.9              -        (556.5)         (230.4)              -              -
                                 =============  ==============  =============   =============  ============   =============
In the money options, net
(discounted par value)                   116.0              -        (116.0)               -              -              -
                                 =============  ==============  =============   =============  ============   =============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)


                                                                     DECEMBER 31, 2001
                                 -----------------------------------------------------------------------------------------
                                                                FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                   THERETO
                                 -----------------------------  --------------------------
                                      UNLINKED      LINKED TO             US           OTHER   NON-MONETARY          TOTAL
                                                      THE CPI         DOLLAR      CURRENCIES          ITEMS
                                 -------------  --------------  ------------   -------------   ------------  -------------
                                  NIS MILLIONS   NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                 -------------  --------------  ------------   -------------   ------------  -------------
ASSETS
Cash and deposits with
 banks                                   318.7           29.6          369.8            21.0              -          739.1
Securities                               115.5           82.1            5.1               -           40.0          242.7
Credit to the public                   1,638.7        1,793.6        8,599.7           426.5              -       12,458.5
Credit to governments                     13.1           39.0          149.1            41.3              -          242.5
Investment in an affiliate                   -              -            1.4               -              -            1.4
Fixed assets                                 -              -              -               -           13.1           13.1
Other assets                             162.6              -           13.3            29.7            2.4          208.0
Perpetual deposits with
 the Israeli Treasury                        -          813.9              -               -              -          813.9
                                 -------------  --------------  ------------   -------------   ------------  -------------
Total assets                           2,248.6        2,758.2        9,138.4           518.5           55.5       14,719.2
                                 -------------  --------------  ------------   -------------   ------------  -------------
LIABILITIES
Deposits of the public                 2,334.7        1,056.3          853.9           185.1              -        4,430.0
Deposits of banks                         27.8          143.9          706.1            48.9              -          926.7
Deposits of the Government                   -          677.4        7,310.2               -              -        7,987.6
Perpetual deposit                          0.1              -              -               -              -            0.1
Capital notes                                -              -           35.8               -              -           35.8
Debentures                                   -            0.1              -               -              -            0.1
Other liabilities                        173.0           35.9            9.4            49.8           13.2          281.3
                                 -------------  --------------  ------------   -------------   ------------  -------------

Total liabilities                      2,535.6        1,913.6        8,915.4           283.8           13.2       13,661.6
                                 -------------  --------------  ------------   -------------   ------------  -------------

Difference                             (287.0)          844.6          223.0           234.7           42.3        1,057.6
                                 =============  ==============  ============   =============   ============  =============

Forward transactions, net                453.9              -        (224.9)         (229.0)              -              -
                                 =============  ==============  ============   =============   ============  =============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 20 - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS AND MATURITY DATE


                                                                      DECEMBER 31, 2002
                                  -----------------------------------------------------------------------------------
                                     ON DEMAND      FROM ONE    FROM THREE     FROM ONE      FROM TWO    FROM THREE
                                     AND UP TO      TO THREE     MONTHS TO       TO TWO      TO THREE       TO FOUR
                                     ONE MONTH        MONTHS      ONE YEAR        YEARS         YEARS         YEARS
                                  ------------  ------------  ------------  ------------  ------------  ------------
                                  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  ------------  ------------  ------------  ------------  ------------  ------------
UNLINKED ISRAELI CURRENCY
ASSETS                                   642.0         176.3         347.0         45.7          14.9           7.1
Liabilities                              138.2          48.2       2,295.0          6.0             -             -
                                  ------------  ------------  ------------  ------------  ------------  ------------
Difference                               503.8         128.1     (1,948.0)         39.7          14.9           7.1
Forward transactions, net                844.3          58.0           0.6            -             -             -

ISRAELI CURRENCY LINKED TO THE
CPI
ASSETS                                    45.2          56.5         300.4        292.7         139.9         120.2
Liabilities                              107.9         242.4         393.7        224.8         132.2          99.2
                                  ------------  ------------  ------------  ------------  ------------  ------------
Difference                              (62.7)       (185.9)        (93.3)         67.9           7.7          21.0

Foreign currency and linked
 thereto
Assets                                   495.1         234.4         398.6        372.6         359.0         329.4
Liabilities                              154.9         190.3         349.5        211.9         224.7         264.1
                                  ------------  ------------  ------------  ------------  ------------  ------------
Difference                               340.2          44.1          49.1        160.7         134.3          65.3
Forward transactions, net              (844.3)        (58.0)         (0.6)            -             -             -

NON-MONETARY ITEMS
ASSETS                                     0.9           1.4           1.2            -             -             -
Liabilities                                2.2           4.0           4.6            -             -             -
                                  ------------  ------------  ------------  ------------  ------------  ------------
Difference                               (1.3)         (2.6)         (3.4)            -             -             -

TOTAL FOR DECEMBER 31, 2002
ASSETS                                 1,183.2         468.6       1,047.2        711.0         513.8         456.7
LIABILITIES                              403.2         484.9       3,042.8        442.7         356.9         363.3
                                  ------------  ------------  ------------  ------------  ------------  ------------
DIFFERENCE                               780.0        (16.3)     (1,995.6)        268.3         156.9          93.4
                                  ============  ============  ============  ============  ============  ============
TOTAL FOR DECEMBER 31, 2001
ASSETS                                 1,776.1         847.4       1,284.3        982.1         687.0         545.7
Liabilities                            1,663.1         737.1       2,648.4        845.6         321.1         332.6
                                  ------------  ------------  ------------  ------------  ------------  ------------
Difference                               113.0         110.3     (1,364.1)        136.5         365.9         213.1
                                  ============  ============  ============  ============  ============  ============

                                                                    DECEMBER 31, 2002
                                 ----------------------------------------------------------------------------------
                                    FROM FOUR    FROM FIVE      FROM TEN          OVER       WITHOUT         TOTAL
                                      TO FIVE       TO TEN     TO TWENTY        TWENTY      MATURITY
                                        YEARS        YEARS         YEARS         YEARS       DATE(*)
                                  ------------ ------------  ------------  ------------  ------------  ------------
                                  NIS MILLIONS NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS  NIS MILLIONS
                                  ------------ ------------  ------------  ------------  ------------  ------------
UNLINKED ISRAELI CURRENCY
ASSETS                                    5.6          5.8           2.0           0.1         152.0       1,398.5
Liabilities                                 -            -             -             -           0.1       2,487.5
                                  ------------ ------------  ------------  ------------  ------------  ------------
Difference                                5.6          5.8           2.0           0.1         151.9     (1,089.0)
Forward transactions, net                   -            -             -             -             -         902.9

ISRAELI CURRENCY LINKED TO THE
CPI
ASSETS                                   99.0        361.9         153.2           0.4         815.3       2,384.7
Liabilities                              70.5        321.9          70.9             -             -       1,663.5
                                  ------------ ------------  ------------  ------------  ------------  ------------
Difference                               28.5         40.0          82.3           0.4         815.3         721.2

Foreign currency and linked
 thereto
Assets                                  317.5      1,534.9       4,150.9         431.7          49.0       8,673.1
Liabilities                             271.6      1,484.7       4,142.6         433.1             -       7,727.4
                                  ------------ ------------  ------------  ------------  ------------  ------------
Difference                               45.9         50.2           8.3         (1.4)          49.0         945.7
Forward transactions, net                   -            -             -             -             -       (902.9)

NON-MONETARY ITEMS
ASSETS                                      -            -             -             -          50.3          53.8
Liabilities                                 -            -             -             -             -          10.8
                                  ------------ ------------  ------------  ------------  ------------  ------------
Difference                                  -            -             -             -          50.3          43.0

TOTAL FOR DECEMBER 31, 2002
ASSETS                                  422.1      1,902.6       4,306.1         432.2       1,066.6      12,510.1
LIABILITIES                             342.1      1,806.6       4,213.5         433.1           0.1      11,889.2
                                  ------------ ------------  ------------  ------------  ------------  ------------
DIFFERENCE                               80.0         96.0          92.6         (0.9)       1,066.5         620.9
                                  ============ ============  ============  ============  ============  ============
TOTAL FOR DECEMBER 31, 2001
ASSETS                                  439.2      1,922.5       4,296.2         848.1       1,090.6      14,719.2
Liabilities                             358.1      1,748.9       4,162.3         842.2           2.2      13,661.6
                                  ------------ ------------  ------------  ------------  ------------  ------------
Difference                               81.1        173.6         533.9           5.9       1,088.4       1,057.6
                                  ============ ============  ============  ============  ============  ============



(*) Including assets past due in the amount of NIS 201.0 million (December 31, 2001 - NIS 22.4 million).

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS

        A.     OFF-BALANCE FINANCIAL INSTRUMENTS

                                                                            DECEMBER 31    DECEMBER 31
                                                                                   2002           2001
                                                                          -------------   ------------
                                                                           NIS MILLIONS   NIS MILLIONS
                                                                          -------------   ------------
        Transactions the balance of which
         represents a credit risk -
        Guarantees securing credit                                                314.0          710.0
        Guarantees to home purchasers                                             157.9          210.6
        Other guarantees and liabilities                                          108.7          262.3
        Documentary credits                                                        58.9           34.9
        Unutilized revolving credit facilities                                     29.2          219.6
        Irrevocable commitments to grant
         credit facilities, approved but not yet executed                          66.4          361.6

        B.     OTHER CONTINGENT LIABILITIES AND COMMITMENTS

        1. See Note 18A with respect to the contingent commitment regarding personal employment agreements with senior executives.

        2.     Long-term rental agreement -

               In 2001, the Bank renewed the lease agreement for its office premises for an additional period ending in September 2007. The rental payments under the lease, which are linked to the CPI, amount to NIS 5.0 million per year. Commencing on April 16, 2003, the Bank is entitled to terminate the lease period for part or all of the space covered by the lease, upon advance notice of 150 days.

        3. The Bank has made commitments regarding the supply and maintenance of computer software systems serving the Bank. The annual expense regarding these commitments amounts to NIS 1.3 million (prior year - NIS 4.9 million).

        4. In recent years, the Bank entered into agreements whereby it will participate in private investment funds. The total amount approved for investment by the Bank amounts to US$20 million. The said investment funds invest in Israeli companies or companies related to Israel and in hi-tech companies. The major part of the investments made by these funds is in the credit component. The balance of this undertaking amounts to US$ 9.0 million.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

        C.      LEGAL CLAIMS

        1. The Bank was served with a "third party "notice in the amount of NIS 50 million. The notice was served by the United Mizrahi Bank Ltd. ("Mizrahi") against the Bank and against ten additional parties, within the framework of a counterclaim, which the State of Israel has filed against Mizrahi concerning grants and loans which Mizrahi had provided to a group of companies. Mizrahi claims, inter alia, that the Bank was negligent in preparing economic surveys which were relied upon in the issuance of letters of approval to the said group of companies, and thereby the Bank is responsible for the damage suffered by the State and/or Mizrahi as a result of the collapse of the group. The Bank rejects the claims raised by Mizrahi. The matter is in a preliminary stage in the proceedings, which makes it difficult to make a definite evaluation of the outcome of the case. Notwithstanding this fact, Management of the Bank, basing itself on counsel's opinion, believes that the Bank will not suffer any monetary damages in respect of the said notice, and therefore did not include a provision with respect to the said third-party notice.

        2. In October 2002, a class-action suit was filed against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank, together with a petition to have the suit approved as a class-action. The class action suit was filed on behalf of anyone who purchased shares of the Bank in the period from December 1, 2001 through August 22, 2002. The basis of the suit is the alleged breach by the Bank of the duty to report under the Securities Law - 1968 and the Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder ("Securities Regulations"). As claimed in the suit, during the aforementioned period, a number of extraordinary events and/or matters occurred that would indicate that the Bank was in serious condition. Both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed. The estimated damage being claimed in the suit is NIS 20 million and, alternatively, NIS 14 million. The Bank notified its insurance company that the suit was filed. The Bank has not yet received confirmation from the insurance company that the coverage under its insurance policy for directors and senior officers is applicable to the suit filed against the officers. The Bank has delegated its attorney to handle the suit and the petition to have the suit recognized as a class action. In the opinion of the Bank's legal counsel, it is not possible, at present, to estimate the chances of success of the class action and the petition to have it recognized as such. As a result, no provision has been made in the financial statements in respect of this suit.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

        C.      LEGAL CLAIMS (CONT.)

        3. A suit was filed against one of the Bank's senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was US$ 18,666,711. According to the plaintiff's brief, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former subsidiary of the Bank. The senior executive has an attorney representing him in this matter and the attorney has filed a defense brief on his behalf. In the opinion of the Bank's legal counsel, even if the executive has to pay something in respect of the suit, the payment will be covered by the Bank's insurance policy.

        4. In February 2003, the Bank received a letter from an attorney representing a company that had asked to obtain credit from the Bank. The letter demanded that the Bank pay an amount of US$ 2,478,000 as compensation for losses and damages suffered by the company as the alleged result of the Bank's reneging on its agreement to grant the company credit to finance a project. The letter stated that if the Bank does not respond to the demand, the company will be forced to use the means at its disposal. At present, and on the basis of the facts known to the Bank, the Bank's legal counsel is of the opinion that should a suit be filed on the basis of the letter, the Bank will have a good defense.

        5. The Bank was recently served with a suit in which a company that had received from the Bank government-guaranteed loans in the nineties claims, together with its controlling shareholders, an amount of NIS 295 million from 13 defendants, including the Israeli Ministry of Industry and Trade, the Israeli Finance Ministry, the heads of the Israel Investment Center, the Bank, and two of its employees. The claim is for compensation in respect of damages allegedly caused by the defendants. The plaintiffs filed a petition with the court to be exempted from payment of the court fee, but the request has not yet been deliberated. The Bank notified its insurance company regarding the suit, but has not yet received confirmation of the insurance coverage. The Bank plans on having an attorney handle this suit. At this early stage of the proceedings, the Bank's legal counsel cannot evaluate the chances of the suit. Therefore, no provision has been made in respect of the suit in the financial statements.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

        C.      LEGAL CLAIMS (CONT.)

        6. The Bank has been informed by a number of parties of their intention to file suit against the Bank and/or senior offices of the Bank and/or the Bank's shareholders in connection with events which recently occurred in the Bank, including the following: On September 11, 2002, the Bank received a lawyer's letter on behalf of some of the Bank's shareholders, in which the Bank (among others) was requested to announce whether it intends on suing senior officers of the Bank in connection with damages that they allegedly caused the Bank. This letter was seen as a preliminary step, under the Companies Law - 1999, toward filing a derivative claim against the Banks senior officers. The Bank, in its letter dated November 7, 2002, rejected the claims raised in the aforementioned letter and announced that it had no intention of suing the officers. In another letter, dated October 27, 2002, the aforementioned lawyer requested to know the Bank's position regarding the filing of a suit against the State of Israel (as the controlling shareholder of the Bank) and other shareholders. In its letter dated January 5, 2003, the Bank announced that it has decided, for the time being, to reject the demand to file the suit.

                On November 25, 2002, the Bank received another lawyer's letter whereby it was demanded that the Bank pay interest and/or linkage differentials to customers who withdrew their deposits before their maturity dates during the months of June, July, and August 2002, thereby causing them to forfeit interest and/or linkage differentials. According to the claims made in the letter, making customers forfeit interest and linkage differentials because of early withdrawal of deposits is taking unfair advantage of customers, in breach of the provision of clause no. 4 of the Banking Law (Customer Service) - 1981 ("Banking Law, Customer Service"), as well as deception under clause no. 3 of the same law. Such acts on the part of the Bank entitle the lawyer's clients to file a class action suit against the Bank. The writers of the letter noted that if the Bank does not respond to the claim, they have been instructed to file a class action suit under the Banking Law, Customer Service. In its letter dated December 12, 2002, the Bank rejected the demand.

                On December 2, 2002, a letter was received by the Bank from an attorney representing some of the Bank's shareholders, addressed to the chairman of the board of the Bank. The letter requested that the chairman act toward having the Bank initiate legal proceedings against directors and officers who were negligent in their duties in connection with the Bank's having to obtain an extraordinary credit line and make provisions for doubtful debts. The letter stated that if the Bank refrains from taking the necessary steps, the clients of the attorney will weigh the possibility of filing a derivative suit against the Bank. In its letter dated January 23, 2003, the Bank notified the attorney that for reasons stated in the letter, it sees no reason to act as demanded by them.

        7. There are a number of other pending monetary suits that have been filed in court against the Bank. In the opinion of Bank Management, based on legal counsel, the provisions in the Bank's accounting records are adequate to cover claims that may not be rejected or cancelled.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

        D.      INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS

        a. On August 8, 2002, further to the approvals of the audit committee and the board of directors at their meetings of July 11, 2002, the general shareholders' meeting of the Bank approved the issuance of writs of indemnification to the Bank's senior officers. According to the writ of indemnification that was issued, the Bank undertook to indemnify the senior officers that served and/or will serve the Bank from July 11, 2002 and thereafter, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank and/or as result of actions taken and/or that will be taken by them (while serving as officers of the Bank) as part of a position or duty that they fulfill at the request of the Bank or on its behalf in a company or other corporate body or any project in which the Bank invested or in which the Bank owns shares, as long as these actions are connected with one or more of the types of events detailed in the appendix of the writ of indemnification. The types of events include, among other things, realization of security, conducting transactions as part of the Bank's permissible business activities under clause 10 of the Banking Law (Licensing) - 1981, approving and/or granting credit, a transaction of the Bank involving any assets for itself, and issuing a report or notification under any law. The amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 25% of the shareholders' equity of the Bank in the financial statements as of March 31, 2002 (which amounted to NIS 640,300,000), linked to the CPI of March 2002.

        b. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of general exemption from a breach in the duty to be cautious of senior officers of the Bank. The writ applies to officers who served and/or will serve in the Bank commencing August 21, 2002, in connection with duties carried out by them commencing August 21, 2002 and thereafter.

        c. Further to the approval of the audit committee on January 15, 2003, the Bank's board of directors approved, on January 23, 2003, the issuance of a writ of indemnification to senior officers who served and/or will serve in the Bank commencing on August 26, 2002, in respect of liabilities and expenses levied against them or borne by them (including a monetary liability under a verdict in favor of another person and reasonable court costs) as a result of actions taken and/or that will be taken by them as senior officers of the Bank, as long as these actions are connected with the sale of the asset and liability portfolio of the Bank, in whole or in part, in one transaction or piecemeal. This writ of indemnification is in addition to the previous writ of indemnification approved by the general shareholders' meeting of the Bank on August 8, 2002, and the amount of the total cumulative indemnification to be paid under the writ of indemnification to all senior executives shall not exceed 50% of the shareholders' equity of the Bank in the financial statements as of September 30, 2002 (which amounted to NIS 445,400,000), linked to the CPI of September 2002.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

        D.     INDEMNIFICATION AND EXEMPTION WRITS FOR SENIOR OFFICERS (CONT.)

        d. In accordance with the Companies Law - 1999, granting exemptions and indemnifications as described in paragraphs "b" and "c" above require the approval of the general shareholders' meeting of the Bank. As long as such approval has not yet been granted, the aforementioned writs are not in effect.


NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS

        A.     DERIVATIVE FINANCIAL INSTRUMENTS - YEAR-END BALANCES

        INTERMEDIATION TRANSACTIONS INVOLVING RISK

                                               DECEMBER 31, 2002              DECEMBER 31, 2001
                                         -----------------------------   ----------------------------
                                                 NIS MILLIONS                   NIS MILLIONS
                                         -----------------------------   ----------------------------
                                                                                             CURRENT
                                          STATED VALUE  CURRENT CREDIT   STATED VALUE         CREDIT
                                                   (1)        EXPOSURE            (1)       EXPOSURE
                                         -------------  --------------   -------------   ------------
        Currency contracts                     3,930.2        (*) 21.2       26,702.4          158.5
        Commodity contracts
         for customers                               -               -          156.8              -
                                         -------------  --------------   -------------   ------------

        Total                                  3,930.2        (*) 21.2       26,859.2          158.5
                                         =============  ==============   =============   ============

        (1) As mentioned in Note 1J, intermediation transactions involving risk are transactions of the Bank with one party (hereinafter - the original transaction) in respect of which a counter transaction in the same derivative instrument was executed with a third party (hereinafter - the counter transaction). The stated value includes the stated value of the original transaction and of the counter transaction.

        (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

        A.     DERIVATIVE FINANCIAL INSTRUMENTS - YEAR-END BALANCES (CONT'D)

        OTHER TRANSACTIONS

                                                      DECEMBER 31, 2002
                             -------------------------------------------------------------------------
                                                         NIS MILLIONS
                             -------------------------------------------------------------------------
                                 STATED           FAIR VALUE               AVERAGE FAIR VALUE(**)
                                              --------------------------------------------------------
                                  VALUE         ASSETS     LIABILITIES         ASSETS    LIABILITIES
                                --------      ---------   -------------       -------   --------------
        Currency
         contracts -
         spot, swap,
         forward                2,181.9           14.3            17.6           32.1           37.8

        Options
         bought                   116.1            2.5               -              -              -
                                --------      --------         --------       -------        -------
        Total                   2,298.0           16.8            17.6           32.1           37.8
                               =========      ========         ========       =======        =======
        Current credit
         exposure (*)                             16.8
                                              ========


                                                      DECEMBER 31, 2001
                              -----------------------------------------------------------------------
                                                         NIS MILLIONS
                              -----------------------------------------------------------------------
                                 STATED              FAIR VALUE               AVERAGE FAIR VALUE(**)
                                            ---------------------------   ---------------------------
                                  VALUE         ASSETS     LIABILITIES         ASSETS    LIABILITIES
                              -----------  ------------  --------------   ------------  -------------
        Interest
         contracts -
         future
         M.K.M.                     4.7            0.1               -              -              -
        Currency
         contracts -
         spot, swap,
         forward                2,878.8           38.1            46.3           33.9           33.3
                              -----------  ------------  --------------   ------------  -------------
        Total                   2,883.5           38.2            46.3           33.9           33.3
                              ===========  ============  ==============   ============  =============
        Current credit
         exposure (*)                             38.2
                                           ============

        (*) Presented in accordance with the directives of the Supervisor of Banks, assuming that the existing collateral has no value.

        (**)On a quarterly basis.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21A - DERIVATIVE FINANCIAL INSTRUMENTS (CONT'D)

        B.     DETAILS REGARDING MATURITY DATES (IN STATED VALUES) - YEAR END
               BALANCES

                                                                       DECEMBER 31, 2002
                                                          ------------------------------------------
                                                                 UP TO  FROM 3 MONTHS          TOTAL
                                                              3 MONTHS      TO 1 YEAR
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Currency contracts                                     4,824.1        1,404.1        6,228.2
                                                          ============   ============   ============

                                                                        DECEMBER 31, 2001
                                                          ------------------------------------------
                                                                 UP TO  FROM 3 MONTHS          TOTAL
                                                              3 MONTHS      TO 1 YEAR
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Interest contracts                                         4.7              -            4.7
        Currency contracts                                    19,383.2       10,198.0       29,581.2
        Commodity contracts for customers                        156.8              -          156.8
                                                          ------------   ------------   ------------
        Total                                                 19,544.7       10,198.0       29,742.7
                                                          ============   ============   ============

        C. DERIVATIVE FINANCIAL INSTRUMENTS CLASSIFIED ACCORDING TO COUNTER-PARTY OF THE TRANSACTION (IN STATED VALUES)

                                                                         DECEMBER 31, 2002
                                                          ------------------------------------------
                                                                TRADED
                                                                ABROAD          OTHER          TOTAL
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Currency contracts                                           -        6,228.2        6,228.2
                                                          ============   ============   ============

                                                                        DECEMBER 31, 2001
                                                          ------------------------------------------
                                                                TRADED
                                                                ABROAD          OTHER          TOTAL
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Interest contracts                                           -            4.7            4.7
        Currency contracts                                           -       21,581.2       21,581.2
        Commodity contracts for customers                        156.8              -          156.8
                                                          ------------   ------------   ------------
        Total                                                    156.8       21,585.9       21,742.7
                                                          ============   ============   ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        This note contains information on the methods of arriving at the fair value of financial instruments. Most of the Bank's financial instruments are not traded on active markets and thus market quotations are not available. Therefore, the fair value is arrived at by using accepted pricing models, such as the present value of future cash flows discounted at interest rates which reflect the level of risk inherent in the financial instrument. Estimating the fair value by way of determining the future cash flows and setting the discount interest rate is subjective. Therefore, regarding most of the financial instruments, the fair value estimate is not necessarily an indication of the instrument's realizable value on balance sheet date. The estimate of the fair value was made at interest rates prevailing at balance sheet date and did not take interest rate fluctuations into consideration. The use of other interest rates would result in significantly different fair values. This is especially true in regard to non-interest bearing financial instruments or those bearing fixed interest rates. Furthermore, commissions receivable or payable resulting from the business activity, were not taken into account, neither was the tax effect considered. Moreover, the difference between the book value and fair value of the financial instruments may not be realized since, in most cases, the Bank is likely to hold the instruments until redemption. In view of the above, it should be emphasized, that the data contained in this note should not be considered as an indication of the value of the Bank as a going concern. Furthermore, considering the wide range of valuation and estimation techniques, which may be applied in arriving at fair values, caution should be used in comparing the fair values arrived at by different banks.

        PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS

        - GENERAL - as mentioned in Note 1A, the Bank needed a credit line from the Bank of Israel. The credit line from the Bank of Israel bears a high rate of interest (3% above the Bank of Israel rate). The discount rate of the cash flows of the deposits raised by the bank is set, for purposes of the fair value of the liabilities, on the basis of the interest rates used by the Bank. These interest rates are lower than the cost of the credit line granted by the Bank of Israel. These rates are similar to the ones used by the Israeli banking system.

        - DEPOSITS WITH BANKS AND CREDIT TO THE GOVERNMENT - By use of the method of discounting future cash flows at interest rates used by the Bank in similar transactions proximate to balance sheet date.

        - MARKETABLE SECURITIES - Are valued at market value. Shares for which no market value is readily available are stated at cost. Non-marketable option warrants exercisable into marketable shares are stated at a fair value arrived on the basis of the Black and Scholes model.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

        PRINCIPAL METHODS AND ASSUMPTIONS USED FOR THE CALCULATION OF THE FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

        - CREDIT TO THE PUBLIC - The fair value of the balance of credit to the public was arrived at by using the method of the present value of future cash flows discounted at an appropriate interest rate. The balance of such credit was segmented into several categories. The future aggregate cash flows of each category (principal and interest) were calculated. Such cash inflows were discounted at an interest rate, which reflects the level of risk inherent in the credit. Generally, such interest rate was set on the basis of the rate at which similar transactions of the Bank were effected proximate to balance sheet date. For short-term balances of credit (for an initial period of up to three months), or balances at variable market interest rates (prime, Libor, etc.) which change at intervals of up to three months, their stated value is considered to be their fair value.

               The fair value of problematic debts was calculated by using discount rates reflecting their inherent high credit risk. In any event, such discount rates were not less than the highest interest rate used by the Bank in its operations proximate to balance sheet date. The future cash flows of problematic debts were calculated net of the specific allowances for doubtful debts.

               The fair value of credit to the public is net of the general and supplementary allowances for doubtful debts (in an aggregate amount of NIS 84.0 million, 2001 - NIS 76.3 million), which was deducted from this item.

               PERPETUAL DEPOSITS WITH THE ISRAELI TREASURY - The accepted pricing models cannot be applied to such deposits. Therefore, their book value is considered to be their fair value (see Note 9 for details of the terms of these deposits).

               DEPOSITS, DEBENTURES AND CAPITAL NOTES - The fair value of these liabilities was arrived at by the method of discounting the future cash flows at the interest rate paid by the Bank in obtaining similar deposits, or the interest rate of similar debentures and capital notes issued by the Bank, prevailing as of balance sheet date.

               DEPOSITS FROM THE BANK OF ISRAEL - The balance in the balance sheet is a close approximation of the fair value since the deposits are at variable rates of interest.

               DERIVATIVE FINANCIAL INSTRUMENTS - Such instruments having an active market, were valued at market value. Where these instruments are traded on several markets, valuation was based on quotations in the most active market. Derivatives which are not traded on an active market, were valued based on models used by the Bank in its current operations which take into consideration the inherent risk of the financial instrument (market risk, credit risk etc.).

               FINANCIAL INSTRUMENTS (OTHER THAN DERIVATIVE AND MARKETABLE FINANCIAL INSTRUMENTS) FOR AN INITIAL PERIOD NOT EXCEEDING THREE MONTHS AND AT VARIABLE MARKET INTEREST RATES - The amount stated in the balance sheet represents an approximation of the fair value subject to changes in credit risks and interest margins of the Bank in transactions at variable interest rates.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

        Following are balances and fair value estimates of financial instruments:

                                                              DECEMBER 31, 2002
                                         ------------------------------------------------------------
                                                        STATED BALANCE
                                         -----------------------------
                                                                 OTHER
                                             FINANCIAL       FINANCIAL          TOTAL     FAIR VALUE
                                         INSTRUMENTS(1) INSTRUMENTS(2)
                                         -------------- --------------  --------------  -------------
                                          NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                         -------------- --------------  --------------  -------------
        FINANCIAL ASSETS
        Cash and deposits with banks             199.4            48.9          248.3          247.0
        Securities                                53.2            19.8           73.0           72.0
        Credit to the public                   2,164.5         8,953.3       11,117.8       10,961.5
        Credit to governments                      8.7           183.0          191.7          189.8
        Other financial assets                    42.1               -           42.1           42.1
        Perpetual deposits with the
         Israeli Treasury                        815.3               -          815.3          815.3
                                         -------------- --------------  --------------  -------------
        Total financial assets                 3,283.2         9,205.0       12,488.2       12,327.7
                                         ============== ==============  ==============  =============

        FINANCIAL LIABILITIES
        Deposits from the public                 603.1           713.1        1,316.2        1,305.3
        Deposits from banks                    2,316.6           201.5        2,518.1        2,516.7
        Deposits from the Government
         and a perpetual deposit                   0.1         7,859.7        7,859.8        7,777.9
        Capital notes                                -            35.9           35.9           37.0
        Other financial liabilities               88.9               -           88.9           88.9
                                         -------------- --------------  --------------  -------------
        Total financial liabilities            3,008.7         8,810.2       11,818.9       11,725.8
                                         ============== ==============  ==============  =============

        (1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

        (2)    Other financial instruments.

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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 21B - BALANCES AND FAIR VALUE ESTIMATES OF FINANCIAL INSTRUMENTS (CONT'D)

        Balances and fair value estimates of financial instruments (cont'd):

                                                              DECEMBER 31, 2001
                                         -----------------------------------------------------------
                                                        STATED BALANCE
                                         --------------------------------------------
                                                                 OTHER
                                             FINANCIAL       FINANCIAL          TOTAL     FAIR VALUE

                                         INSTRUMENTS(1) INSTRUMENTS(2)
                                         -------------- --------------- -------------- -------------
                                          NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                         -------------- --------------- -------------- -------------
        FINANCIAL ASSETS
        Cash and deposits with banks             695.9            43.2          739.1          739.9
        Securities                               225.8            16.9          242.7          243.3
        Credit to the public                   2,938.2         9,520.3       12,458.5       12,451.1
        Credit to governments                     20.5           222.0          242.5          243.0
        Other financial assets                   201.3               -          201.3          201.3
        Perpetual deposits with the
         Israeli Treasury                        813.9               -          813.9          813.9
                                         -------------- --------------- -------------- -------------
        Total financial assets                 4,895.6         9,802.4       14,698.0       14,692.5
                                         ============== =============== ============== =============

        FINANCIAL LIABILITIES
        Deposits from the public               2,922.2         1,507.8        4,430.0        4,456.3
        Deposits from banks                      397.7           529.0          926.7          930.2
        Deposits from the Government
         and a perpetual deposit                   0.2         7,987.4        7,987.6        7,964.0
        Debentures                                   -             0.1            0.1            0.1
        Capital notes                                -            35.8           35.8           37.6
        Other financial liabilities              241.6               -          241.6          241.6
                                         -------------- --------------- -------------- -------------
        Total financial liabilities            3,561.7        10,060.1       13,621.8       13,629.8
                                         ============== =============== ============== =============

        (1) Financial instruments, the stated balance of which represents the estimated fair value include: financial instruments stated at market value, or instruments with an initial maturity period not exceeding three months, or on the basis of variable market interest rates that vary at intervals of up to three months.

        (2)    Other financial instruments.


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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 22 - RELATED AND INTERESTED PARTIES

        "Related Parties" of the Bank, as defined in Opinion No. 29 of the Institute of Certified Public Accountants in Israel are: The State of Israel; Bank Hapoalim B.M.; Bank Leumi le-Israel B.M.; the Chief Executive Officer, Directors of the Bank and companies related to them, affiliates of the Bank and their related companies.

        The Bank conducts transactions with all or some of the aforementioned parties, in the ordinary course of business on terms applicable to its transactions in general. As it is not practical to separately record the transactions with such entities, it is not possible to reflect the information required by the said Opinion except for the following details:

        A.     BALANCES

                                                                                             DECEMBER 31, 2002
                                           -------------------------------------------------------------------
                                                       AFFILIATES AND THEIR                DIRECTORS AND CHIEF
                                                          RELATED COMPANIES                  EXECUTIVE OFFICER
                                           --------------------------------    -------------------------------
                                               BALANCE AT           HIGHEST        BALANCE AT          HIGHEST
                                            BALANCE SHEET           BALANCE     BALANCE SHEET          BALANCE
                                                     DATE        DURING THE              DATE       DURING THE
                                                                      YEAR*                              YEAR*
                                           ---------------   --------------    ---------------   -------------
                                             NIS MILLIONS      NIS MILLIONS      NIS MILLIONS     NIS MILLIONS
                                           ---------------   --------------    ---------------   -------------
ASSETS
------
Credit to the public                                  22.0             26.9                  -               -
Investment in affiliates                               0.9              1.4                  -               -

LIABILITIES
-----------
Deposits of the public                                   -                -                0.5             2.7
Other liabilities                                        -                -                2.5             3.0

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS                           0.8             0.9                   -             -

                                                                                               DECEMBER 31, 2001
                                             -------------------------------------------------------------------
                                                   AFFILIATE AND ITS RELATED                 DIRECTORS AND CHIEF
                                                                   COMPANIES                   EXECUTIVE OFFICER
                                             --------------------------------    -------------------------------
                                                BALANCE AT           HIGHEST        BALANCE AT           HIGHEST
                                             BALANCE SHEET           BALANCE     BALANCE SHEET           BALANCE
                                                      DATE        DURING THE              DATE        DURING THE
                                                                       YEAR*                               YEAR*
                                             ---------------   --------------    --------------    -------------
                                              NIS MILLIONS      NIS MILLIONS      NIS MILLIONS      NIS MILLIONS
                                             ---------------   --------------    --------------    -------------
ASSETS
------
Credit to the public                                   28.6              28.6                 -                -
Investment in affiliates                                1.4               4.7                 -                -

LIABILITIES
-----------
Deposits of the public                                    -               0.1               2.7              2.7
Other liabilities                                         -                 -               3.0              3.0

CREDIT RISK IN OFF-BALANCE
 SHEET FINANCIAL INSTRUMENTS                              -               0.6                 -                -


        *      On the basis of the balances at the end of each month.


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--------------------------------------------------------------------------------



NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

        B.     SUMMARY OF RESULTS OF OPERATIONS WITH INTERESTED AND RELATED
               PARTIES

                                                                  2002                          2001
                                        ------------------------------  ----------------------------
                                                         DIRECTORS AND                 DIRECTORS AND
                                         AFFILIATE AND           CHIEF  AFFILIATE AND          CHIEF
                                           ITS RELATED       EXECUTIVE    ITS RELATED      EXECUTIVE
                                             COMPANIES         OFFICER      COMPANIES        OFFICER
                                        ---------------  -------------  -------------  -------------
                                          NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                        ---------------  -------------  -------------  -------------
        Profit (loss) from financing
         operations before allowance
         for doubtful debts (*)                    1.1           (0.1)            0.9          (0.1)
        Operating and other expenses
        (**)                                         -            6.0               -           3.4

        (*)  See details in D hereunder.
        (**) See details in C hereunder.

        C.     BENEFITS TO INTERESTED PARTIES

                                                                  2002                          2001
                                         -----------------------------   ---------------------------
                                                   DIRECTORS AND CHIEF           DIRECTORS AND CHIEF
                                                    EXECUTIVE OFFICERS            EXECUTIVE OFFICERS
                                         -----------------------------   ---------------------------
                                                             NUMBER OF                     NUMBER OF
                                          NIS MILLIONS   BENEFICIARIES   NIS MILLIONS  BENEFICIARIES
                                         --------------  -------------   ------------  -------------
        Interested parties employed by
         the Bank (1)                              4.5               4            2.2              2
        Fees to directors not employed
         by the Bank                               1.5              17            1.2             14

        (1)    Not including salary tax.

        See Note 18A regarding employment agreements with the Chairman of the Bank and its CEO.




                                                                            102
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                               The Industrial Development Bank of Israel Limited

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--------------------------------------------------------------------------------


NOTE 22 - RELATED AND INTERESTED PARTIES (CONT'D)

        D. RESULTS OF FINANCING OPERATIONS (BEFORE ALLOWANCE FOR DOUBTFUL DEBTS) WITH INTERESTED PARTIES AND RELATED PARTIES

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Income deriving from credit to the public                  1.1            0.9            1.7
        Expenses deriving from deposits of
         the public                                                0.1            0.1            4.8
                                                          ------------   ------------   ------------
        Net results from financing operations
         before allowance for doubtful debts                       1.0            0.8          (3.1)
                                                          ============   ============   ============

        Definitions in this note:

        - Interested parties - as defined in Paragraph 1 of the definition of an "interested party in a company" in Section 1 of the Securities Law.

        - Related party - As defined in Opinion 29 of the Institute of Certified Public Accountants in Israel.

        - Directors and Chief Executive Officer - including their spouses and minors (Opinion 29 of the Institute of Certified Public Accountants in Israel).




                                                                            103
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


 NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        A.     INCOME DERIVING FROM ASSETS:

        Credit to the public                                     788.0        1,500.1          605.1
        Credit to governments                                     11.7           18.5            0.1
        Deposits with Bank of Israel                             (1.9)           20.4           21.0
        Deposits with banks                                        7.8           28.1           14.2
        Debentures                                                 0.5           12.5           21.0
                                                          ------------   ------------   ------------

                                                                 806.1        1,579.6          661.4
                                                          ------------   ------------   ------------
        B.     EXPENSES DERIVING FROM LIABILITIES

        Deposits of the public                                  (57.6)        (300.2)        (235.5)
        Deposits of the Government                             (595.8)      (1,035.4)        (331.2)
        Deposits of Bank of Israel                              (92.9)          (0.2)          (0.3)
        Deposits of banks                                       (41.0)        (117.6)          (2.3)
        Debentures                                                   -              -          (0.1)
                                                          ------------   ------------   ------------

                                                               (787.3)      (1,453.4)        (569.4)
                                                          ------------   ------------   ------------
        C.     INCOME DERIVING FROM DERIVATIVE
                FINANCIAL INSTRUMENTS

        Commissions from intermediation transactions
         involving risk                                           12.6           11.7            4.0
        Financing income from other transactions, net             23.1            4.4           12.6
                                                          ------------   ------------   ------------

                                                                  35.7           16.1           16.6
                                                          ------------   ------------   ------------
        D.     OTHER INCOME AND EXPENSES

        Commissions from financing operations                     30.7           25.1           24.3
        Collection of interest on problematic debts                5.0            7.5            2.0
        Other financing income                                     6.9            6.7            1.0
        Other financing expenses                                (16.1)         (14.4)         (15.2)
                                                          ------------   ------------   ------------

                                                                  26.5           24.9           12.1
                                                          ------------   ------------   ------------
        Total profit from financing operations before
         allowance for doubtful debts                             81.0          167.2          120.7
                                                          ============   ============   ============


                                                                            104
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 23 - PROFIT FROM FINANCING OPERATIONS BEFORE ALLOWANCE FOR DOUBTFUL DEBTS (CONT'D)

        E.     RESULTS FROM INVESTMENTS IN DEBENTURES

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Accrued financing income on
        available-for-sale
         debentures (included in income from assets)               0.5           12.5           21.0
        Gain from sale of available-for-sale
        debentures
         (included in other financing income)                      0.9            0.2          (1.1)
                                                          ------------   ------------   ------------

        Total profit from investments in debentures                1.4           12.7           19.9
                                                          ============   ============   ============


NOTE 24 - OPERATING COMMISSIONS

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Ledger fees (in Israeli and foreign currency)              1.9            2.6            2.0
        Payment order system services                              1.2            1.2            0.9
        Customer foreign trade transactions                        5.7            6.5            6.8
        Credit handling and contract preparation                   0.6            1.9            0.7
        Computerized information services and
         confirmations                                             0.3            0.3            0.3
        Margin and collection commissions from credit
         granted from deposits based on collection:
         Collection commissions on credit from
          Treasury funds                                           0.1            0.4            0.6
        Others                                                     6.9            7.1            8.9
                                                          ------------   ------------   ------------

        Total operating commissions                               16.7           20.0           20.2
                                                          ============   ============   ============


                                                                            105
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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 25 - GAINS ON INVESTMENTS IN SHARES

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Gain on sale of available-for-sale shares                  0.9            4.2           13.5
        Loss on reduction in value of
        available-for-sale
         shares                                                  (3.2)          (1.5)              -
        Dividend from available-for-sale shares                    0.1            0.1            0.3
        Realized and unrealized losses on adjustments
         to fair value of trading shares, net                    (2.1)          (0.6)          (0.2)
                                                          ------------   ------------   ------------

        Total gains (losses) on investments in shares            (4.3)            2.2           13.6
                                                          ============   ============   ============


NOTE 26 - SALARIES AND RELATED EXPENSES

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Salaries                                                  36.6           40.8           37.4
        Severance pay, provident fund, pensions,
         further education fund, vacation pay,
         sick pay and long service bonuses                        11.2            7.2            6.2
        National insurance contributions and
         VAT on salaries                                           2.0            9.4            8.8
        Other related expenses                                     0.8            1.0            0.9
        Adjustment of provisions for related
         benefits, following changes in salaries
         in the current year                                         -            0.3            0.4
                                                          ------------   ------------   ------------

        Total salaries and related expenses                       50.6           58.7           53.7
                                                          ============   ============   ============


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NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 27 - OTHER EXPENSES

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Marketing and advertising                                  0.6            2.3            2.0
        Communications (postage, telephone,
         courier fees etc.)                                        1.3            1.5            1.3
        Computer (not including salaries and
         depreciation)                                             5.1            5.4            5.0
        Office expenses                                            0.9            1.2            1.1
        Insurance                                                  2.4            1.1            0.6
        Professional services                                      5.8            4.7            4.4
        Directors' fees (not including a director
        employed
         as a senior executive)                                    1.5            1.2            0.9
        Staff training, further education etc.                     0.2            0.4            0.4
        Others                                                     2.3            1.6            1.7
                                                          ------------   ------------   ------------
        Total other expenses                                      20.1           19.4           17.4
                                                          ============   ============   ============

NOTE 28 - TAXES ON INCOME

        A.     COMPOSITION:

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Taxes for the current year                                 0.2            0.3            5.4
        Taxes in respect of prior years                          (0.6)              -            1.0
                                                          ------------   ------------   ------------
        Total provision for taxes on income                      (0.4)            0.3            6.4
                                                          ============   ============   ============


                                                                            107
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                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 28 - TAXES ON INCOME (CONT'D)

        B.     RECONCILIATION BETWEEN THE THEORETICAL TAX AND THE TAX EXPENSE

        Following is the reconciliation between the theoretical tax on the operating profit of the Bank, based on the statutory tax rate applicable to banks in Israel, and the tax expense on operating profit, as reflected in the statement of income.

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
        Statutory tax rate                                      45.55%         45.30%         45.30%
                                                          ============   ============   ============

                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Tax at the statutory rate                              (199.6)         (14.6)           16.3

        Tax (tax savings) in respect of:
        Differences from adjustment of net monetary
          assets                                                 (3.2)            1.8            0.3
        General and supplementary allowance for
          doubtful debts                                           6.8            7.8          (0.1)
        Non-deductible expenses                                    0.1            0.4            0.3
        VAT on profit on VAT on salaries, net                        -            0.6            0.6
        Differences and other tax
         benefits in respect of which deferred taxes
         had not been recorded, net                              168.0            4.3         (12.0)
        Loss for purposes of profit tax which
         cannot be set off                                        28.0              -              -
        Inflationary erosion of advance tax payments               0.1              -              -
        Taxes in respect of prior years                          (0.6)              -            1.0
                                                          ------------   ------------   ------------
        Tax expense reflected in the statement of
         income                                                  (0.4)            0.3            6.4
                                                          ============   ============   ============

        C. The Bank has been issued final tax assessments for all years through 1992. The assessments until the 1998 tax year are considered final.

        D. Carryforward tax losses in respect of which deferred tax assets were not created total NIS 435 million (2001 - NIS 102 million).

        E. In 2002, the Bank recorded salary tax receivable in an amount of NIS 6.7 million, as a result of losses for purposes of profit tax.

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 29 - DESIGNATED DEPOSITS AND CREDIT AND DEPOSITS GRANTED THEREFROM

                                                                          DECEMBER 31    DECEMBER 31
                                                                                 2002           2001
                                                                         ------------   ------------
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                         ------------   ------------
        CREDIT AND DEPOSITS OUT OF DESIGNATED DEPOSITS
        Credit to the public                                                  7,355.8        7,470.4
                                                                         ------------   ------------
        Total                                                                 7,355.8        7,470.4
                                                                         ============   ============
        DESIGNATED DEPOSITS
        Deposits of the Government                                           7,376.2         7,487.8
                                                                         ------------   ------------
        Total                                                                 7,376.2        7,487.8
                                                                         ============   ============

        Credit out of designated deposits includes NIS 7,058.2 million, which is secured by a State guarantee. The annual interest margin in respect of this credit amounts to NIS 0.3 million (on December 31, 2001, the balance of the credit secured by a State guarantee was NIS 7,119.5 million).


NOTE 30 - SPECIAL INCOME FROM THE ISRAELI TREASURY, NET

        The special income from the Israeli Treasury is interest paid on perpetual deposits with the Treasury in connection with preference shares of the Bank linked to the dollar. The income is presented net of the related tax effect and its composition is as follows:

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        IN RESPECT OF PARTICIPATING PREFERENCE SHARES -

        Special income from the Israeli Treasury                   7.6           17.9           17.0
        Income tax                                               (1.1)          (2.7)          (2.4)
                                                          ------------   ------------   ------------

        Special income from the Israeli Treasury, net              6.5           15.2           14.6
                                                          ------------   ------------   ------------
        IN RESPECT OF NON-PARTICIPATING PREFERENCE
          SHARES -
        Special income from the Israeli Treasury                  14.7           28.6           27.5
        Income tax                                               (2.1)          (4.2)          (4.0)
                                                          ------------   ------------   ------------
        Special income from the Israeli Treasury, net             12.6           24.4           23.5
        Less/ - dividend on the aforementioned shares             12.6           24.4           23.5
                                                          ------------   ------------   ------------

        Total in respect of non-participating shares                 -              -              -
                                                          ------------   ------------   ------------
        Total special income from the Israeli
        Treasury, net                                              6.5           15.2           14.6
                                                          ============   ============   ============

        See Note 9A, Note 15 and Note 16 for details of the special income from the Israeli Treasury which was not recorded in the books, due to the cessation of dividend distribution.




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

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------



NOTE 31 -FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

        A.     CONDENSED BALANCE SHEET AS OF DECEMBER 31,

                                                                                 2002           2001
                                                                         ------------   ------------
                                                                         NIS MILLIONS   NIS MILLIONS
                                                                         ------------   ------------
        ASSETS
        Cash and deposits with banks                                            248.3          694.0
        Securities                                                               73.0          227.9
        Credit to the public                                                 11,117.8       11,698.6
        Credit to governments                                                   191.7          227.7
        Investment in affiliates                                                  0.9            1.3
        Fixed assets                                                              9.5           11.6
        Other assets                                                             52.8          195.4
        Perpetual deposits with the
         Israeli Treasury in connection with
         the Bank's share capital                                               815.3          764.2
                                                                         ------------   ------------
        Total assets                                                         12,509.3       13,820.7
                                                                         ============   ============

        LIABILITIES AND SHAREHOLDERS' EQUITY
        Deposits of the public                                                1,316.2        4,159.8
        Deposits of banks                                                     2,518.1          870.2
        Deposits of the Government                                            7,859.7        7,500.4
        Perpetual deposit                                                         0.1            0.1
        Capital notes                                                            35.9           33.6
        Debentures                                                                  -            0.1
        Other liabilities                                                       159.4          264.1
                                                                         ------------   ------------
        Total liabilities                                                    11,889.4       12,828.3
        Shareholders' equity                                                    619.9          992.4
                                                                         ------------   ------------

        Total liabilities and shareholders' equity                           12,509.3       13,820.7
                                                                         ============   ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 31 -FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

        B.     CONDENSED STATEMENT OF INCOME  FOR THE YEAR ENDED DECEMBER 31,

                                                                  2002           2001           2000
                                                          ------------   ------------   ------------
                                                          NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                          ------------   ------------   ------------
        Profit from financing operations before
         allowance for doubtful debts                             99.0          161.5          111.8
        Allowance for doubtful debts                             412.5          120.0           29.5
                                                          ------------   ------------   ------------
        Profit (loss) from financing operations after
         allowance for doubtful debts                          (316.7)           41.5           82.3

        OPERATING AND OTHER INCOME
        Operating commissions                                     15.9           18.8           18.7
        Gains (losses) from investments in shares, net           (4.2)            2.1           12.6
                                                          ------------   ------------   ------------
        Total operating and other income                          11.7           20.9           31.3
                                                          ------------   ------------   ------------
        OPERATING AND OTHER EXPENSES
        Salaries and related expenses                             87.8           55.5           49.6
        Depreciation and maintenance of
         premises and equipment                                   14.8           15.4           13.7
        Other expenses                                            19.8           18.2           16.0
                                                          ------------   ------------   ------------

        Total operating and other expenses                       122.4           89.1           79.3
                                                          ------------   ------------   ------------
        Operating profit (loss) before taxes on
        income                                                 (424.2)         (26.7)           34.3
        Taxes on income (tax benefit)                            (0.6)            0.2            5.9
                                                          ------------   ------------   ------------
        Operating profit (loss) after taxes on income          (423.6)         (26.9)           28.4
                                                          ------------   ------------   ------------
        OTHER ITEMS
        Special income from the Israeli Treasury, net              6.2           14.3           13.5
        Equity in earnings (losses) of affiliates,
        , net of related taxes                                   (0.5)          (3.2)              -
        Gain on sale of investment in an affiliated
         company, net                                                -              -           14.0
        Capital gain, net                                          0.1              -              -
                                                          ------------   ------------   ------------

                                                                   5.8           11.1           27.5
                                                          ------------   ------------   ------------

        Net profit (loss) for the year                         (417.8)         (15.8)           55.9
                                                          ============   ============   ============

                               The Industrial Development Bank of Israel Limited

NOTES TO THE FINANCIAL STATEMENTS
--------------------------------------------------------------------------------





NOTE 33 - FINANCIAL STATEMENTS IN NOMINAL HISTORICAL VALUES

C.      STATEMENT OF SHAREHOLDERS' EQUITY

                                                           ADJUSTMENTS
                                                                  FROM
                                                          PRESENTATION
                                                                    OF       RETAINED
                                                        AVAILABLE-FOR-       EARNINGS
                                                                  SALE
                                  SHARE        CAPITAL      SECURITIES   (ACCUMULATED          TOTAL
                                CAPITAL       RESERVES   AT FAIR VALUE     * DEFICIT)
                           ------------   ------------    ------------   ------------   ------------
                           NIS MILLIONS   NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                           ------------   ------------    ------------   ------------   ------------
BALANCE AS OF
 JANUARY 1, 2000                    0.1          812.4             2.2          152.4          967.1

CHANGES DURING 2000:
Adjustments from
 presentation of
 available-for-sale
 securities at fair
value                                 -              -             0.4              -            0.4
Related tax effect                    -              -           (0.1)              -          (0.1)
Exchange rate
differences
 accrued on perpetual
 deposit linked to the
CPI*                                  -            0.8               -              -            0.8
Net profit for the year               -              -               -           55.9           55.9
Dividend                              -              -               -         (13.8)         (13.8)
                           ------------   ------------    ------------   ------------   ------------
BALANCE AS OF
 DECEMBER 31, 2000                  0.1          813.2             2.5          194.5        1,010.3

CHANGES DURING 2001:
Adjustments from
 presentation of
 available-for-sale
 securities at fair
value                                 -              -             2.3              -            2.3
Related tax effect                    -              -           (0.3)              -          (0.3)
Exchange rate
differences
 accrued on perpetual
 deposit linked to the
CPI*                                  -           10.6               -              -           10.6
Net loss for the year                 -              -               -         (15.8)         (15.8)
Dividend                              -              -               -         (14.7)         (14.7)
                           ------------   ------------    ------------   ------------   ------------
BALANCE AS OF
DECEMBER 31, 2001                   0.1          823.8             4.5          164.0          992.4

CHANGES DURING 2002:
ADJUSTMENTS FROM
 PRESENTATION OF
 AVAILABLE-FOR-SALE
 SECURITIES AT FAIR
VALUE                                 -              -             0.4              -            0.4
EXCHANGE RATE
 DIFFERENCES ACCRUED ON
 PERPETUAL DEPOSIT
 LINKED TO THE CPI*                   -           51.1               -              -           51.1
NET LOSS FOR THE YEAR                 -              -               -        (417.8)        (417.8)
DIVIDEND                              -              -               -          (6.2)          (6.2)
                           ------------   ------------    ------------   ------------   ------------
BALANCE AS OF
 DECEMBER 31, 2002                  0.1          874.9             4.9        (260.0)        (619.9)
                           ============   ============    ============   ============   ============


*       See Note 9.


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